SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

                         Under Section 12(b) of 12(g) of
                       The Securities Exchange Act of 1934

                           COMPANY INTERNATIONAL, INC.
                 (Name of Small Business Issuer in its charter)


                       Nevada               22-3113236
                       -------              ----------
         (State or Other Jurisdiction (IRS Employer Identification No.)
                        of Incorporation or Organization)

            75-77 North Bridge Street, Somerville, New Jersey     08876
              (Address of principal executive offices)         (Zip Code)

                                 (908) 429-0030
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

Title of each class                   Name of each exchange on which
to be so registered                   each class is to be registered

---------------                        ---------------------------

         None                                      None
         -----                                     -----

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.001
         (Title of Class)

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

A.  BUSINESS DEVELOPMENT

    1.  FORM AND YEAR OF ORGANIZATION

     CEVA International, Inc. (the "Company") was founded as a New Jersey corporation in 1991. In 1998, the Company was reincorporated in the State of Delaware. On May 10, 1999, the Company merged with Oro Bueno, Inc., a Nevada corporation. As part of that merger, Oro Bueno, Inc. changed its name to CEVA International, Inc. and the Delaware corporation was dissolved.

     The principal offices of the Company are located at 75-77 North Bridge Street, Somerville, New Jersey 08876. Whenever we refer to "Company" or use the terms "we", "us" or "our" in this report, we are referring to CEVA International, Inc.

B.       BUSINESS OF ISSUER

         We are engaged in the business of providing technology and services to public and private clients in Central and Eastern Europe in the alternative energy and environmental reclamation industries.

         PRINCIPAL PRODUCTS AND SERVICES AND THEIR MARKET

Remediation of Hydrocarbon Contamination.

         We recover energy content by processing high concentrations of hydrocarbons contained in petroleum wastes into Alternative Fuel ("AF"). Our AF business is applicable to the wastes generated by heavy industries such as the petroleum refining (by-products filter cake, oily filter media, separator waste, sludges, acid tar, slop and waste oil, tank rail bottoms), steel (coal tar bottoms), chemical (solvents, chemical tars) mining (coal tars), manufactured gas and pharmaceutical industries. The processed alternative fuel then can be used by cement kilns, power plants and other industrial boilers as a cheaper source of energy.

Heavy industries often contaminate soil and other solid mixtures by hydrocarbons in ways where they energy content cannot be directly recovered. In these instances, we employ Low Temperature Thermal Desorption ("LTTD"), a soil remediation process. Sites where these sorts of contamination can be found are often neighboring the sites of wastes processed for AF.

The Alternative Fuel Process

Alternative Fuel technology is used to clean up pollutants by converting them into a reusable fuel form. The alternative fuel ("AF"}, is derived from either the liquefaction or solidification of residual petroleum and oily wastes and by-products.

Technology

The Company's liquefaction process was developed in the United States to rejuvenate solidified coal tar. Liquefying the solidified tar enables this material to be utilized as raw materials or as supplementary fuel. The liquefied material can be re-used in waste fuel recycling programs in cement kilns and other industrial furnaces. Using the technology of liquefaction helps eliminate land disposal-related liability and increases useable/saleable tar product volume, resulting in environmental and economic benefits. The liquid fuel is referred to as "liquid AF", or alternative fuel.

Solidification processes were developed to prepare AF into a form to replace coal in large industrial boilers, power plants and cement kilns.

End Use

Both liquefied and solidified waste derived fuels can be utilized in cement kilns. The use of cement kilns to recycle hazardous industrial wastes has become an important component of environmentally acceptable handling procedures in the Western world. The use of hazardous waste derived fuels in cement kilns affords many specific economic benefits, including the

     -    reduction in energy cost
     - reduction in the need for capital investment in centralized waste management sites
     -    preservation of natural resources

Competitive Technologies

AF is principally considered a clean-up technology which is in competition with other forms of disposal or remediation. The fact that a valuable by-product is created is important economically because it reduces the net cost of the clean-up.

The competitive technologies include:

            Hazardous waste landfill: There is limited capacity in Central and Eastern Europe; because of their generally remote locations, landfills require transportation and handling resulting in costs and expenses in the $200 per ton for disposal.

            Incineration: There are only a limited number of incinerators in Central and Eastern Europe; because of this limited capacity and the generally remote location of these incinerators, transportation and handling costs make incinerator disposition an expensive alternative, costing in the range of between $500 to $1,000 per ton.

The Alternative Fuel Market

Central and Eastern Europe has vast reserves of coal-chemical and petroleum tars, and residues generated by the coke, steel, manufactured gas and oil refining industries. We obtain these tars, convert them to alternative fuel and sell them as a fuel to select energy users at acceptable levels of environmental contamination.

Generation  side:   Remediation  is  primarily   compliance-driven   and  covers
industries such as the petroleum refining, steel, coal and chemical industries that produce hydrocarbon residues that need to be treated.

An analysis of the top 100 Central European companies shows that 44 are potential customers since they are operating in industries that create the type of hazardous waste we process.

User side: Use of alternative fuels by cement kilns, powerplants and industrial boilers as a source of cheaper energy. This business is driven by customary commercial considerations.

The Need for Remediation

In Hungary and in the Czech Republic, the market is compliance driven, while in Romania it is commercially driven.

         Hungary

The AF, or alternative fuel business depends on the existing stock and on-going generation of tars and similar materials (e.g. waste oils). To date, we have identified acid and non-acid tars located at MOL Rt. Hungarian Oil and Gas Company ("MOL") sites, which represent a potential 10-year supply of AF materials.

         Czech Republic

We have identified acid and non-acid tars located at the Ostramo and Paramo oil refineries, which, as well, represent a potential 10 year supply of AF materials

         Romania

Acid and non-acid tars located at the refineries on or adjacent to the Ploiesti and Cimpina regions, representing a potential 30 year supply of AF materials and which two regions represent approximately 80% of the acid and non-acid tars generated by the Romanian refineries.

The levels of AF materials are shown in the following table:

   ----------------------- ----------------------------------------------------------- ------------------------------

   Country                                      Potential Supply                                 Potential
                                                                                             Annual Production

                                                   (In Tons)                                     (In Tons)

   ----------------------- ----------------------------------------------------------- ------------------------------
   Hungary                     MOL (acid tar)       100,000 - 160,000                                  2,000
                           MOL (non-acid tar)                 100,000                        52,000 - 90,000
                                      Total         200,000 - 260,000                        54,000 - 92,000
   ----------------------- ----------------------------------------------------------- ------------------------------
   Czech Republic                     Ostramo                 200,000
                                       Paramo                 100,000
                                       Total                  300,000                                 50,000
   ----------------------- ----------------------------------------------------------- ------------------------------
   Romania                 Refineries (acid tar)   600,000 -   850,000                               100,000
                           Refineries (non-acid tar)           600,000                               100,000
                                       Total     1,200,000 - 1,450,000
   ----------------------- ----------------------------------------------------------- ------------------------------

The Demand for Remediation

         Generation Side

In Central and Eastern Europe, acid tar remediation has priority over non-acid tar and other waste-oil remediation efforts, which are considered of secondary importance currently. In Hungary and the Czech Republic, legislation will compel generators to clean up their acid tars within the next 5-10 years. The main generators of acid tar wastes are refineries - for example, MOL, Ceska Rafinerska, and Romanian National Oil Company. Identified stocks of acid tar wastes range from 100-600 thousand tons per country. New acid tar generation ranges from near zero in Hungary to about 60 thousand tons annually in Romania. Other tars have been and continue to be generated by the steel and chemical industries.

         User Side

Our AF processing is a cost-efficient tar remediation technology. Cement kilns are the ideal users for waste-derived fuel, since the possible fuel to AF replacement rate is very high (50-100%), and cement plants typically have high levels of fuel consumption, up to 80,000 tons of total fuel annually. The length of the kiln in cement plants allows for complete hydrocarbon combustion. There are 5-10 cement producers per country. Most of these have been purchased by Western European strategic investors.

Industrial boilers can also support some smaller volume AF usage, up to 10,000 tons per client annually.

Power plants are also possible AF users at lower replacement rates. Quality of AF must be high and ideally power plants require the use of fluidised beds to burn solid AF.

Competition

Tar Remediation

There is  limited  direct  competition  with  our  remediation  business  in the
Countries of Hungary, the Czech Republic and Romania. The AF business is relatively complex in comparison to burning at incinerators or simply transporting to landfills. Our AF business requires matching AF materials sources and supplies with AF end-users; we must also process the AF materials and then transport them to the user. Our AF business has a two-sided benefit: mitigating contamination while recovering their energy potential by processing into alternative fuel. Our competitors who simply burn tars at incinerators, which generate additional wastes (ash, emissions), are more capital intensive, and expensive. Landfills are the least desirable of alternatives, since materials are simply "stored" underground and will always remain as a future liability and ongoing environmental risk. In addition, fees are charged without regard to beneficial reuse and they tend to be some distance from the waste generators, presenting additional transportation costs. In Central and Eastern Europe, land is a valuable commodity and its use as a landfill site will forever restrict and limit the development and use of such lands.

Alternative Fuel Usage

Our AF business' largest competitive threats are fuel oil, coal and gas supplies and their respective prices. Fuel users may be reluctant to switch fuels to an alternative fuel with which they are not familiar. Alternative fuels must be significantly discounted (currently 40% in Hungary) in order to induce switching. At low oil or coal prices, alternative fuel can be less competitive in commercial markets.

Other alternative sources of fuel used by cement plants and industrial boilers include tires, plastic and solvents, require processing and collection with costs in excess of economic benefits created at the user side.

Tipping fees and government subsidies, as in the West, will balance this, inequity as the region's infrastructure develops.

Barriers to Entry

Our AF business market segment is characterized by high barriers to entry. As in the case of soil remediation, these include

     Credibility: the technical nature and complexity of the business requires credibility and a track record. As time goes on, our business track record becomes stronger, making it harder for latecomers to compete.

     Permits: By being first in the market, we set the standards for permitting, cutting off market access for competitors with inferior technology.

     Client Relationship: The business is based on long-term relationships with clients, and the operations and assets of the service provider become integrated with those of the client. This increases the cost of switching away from the incumbent supplier.

The Company's Position in the Market

Hungary

We have begun acid tar remediation processing at Nyirbogdany, a Hungarian site owned by MOL. At this site, we will convert 20,000 tons of acid tar into a liquid AF fuel. The Company has constructed a processing facility jointly with MOL at the Nyirbogdany site. We have a contract with MOL to produce AF liquid fuel.for use at cement, chemical and sugar factories.

We have an option for an additional 40,500 tons of acid tar and propose to process and produce AF liquid fuel at two other MOL sites: at MOL's Csepel Island site and at the MOL site located at Szazhalombatta.

Our Hungarian subsidiary, CEVA Hungary, is in discussions with Heidelberger Cement in Hungary to permit and supply their cement kilns with solid and liquid AF from MOL and a range of sources.

Romania

We have a contract with S.C. CIMUS S.A., a cement company located in Campulung, Romania, to process and supply supplemental fuels derived from refinery wastes. The contract, dated August, 1998, runs for a 20-year period and requires that we supply its kilns with a minimum 1,800 tons of alternative fuel per month. We shall be paid fees on a monthly basis based upon the heat value of the alternative fuel and the cement plant's fuel savings costs as well as certain fixed fees for technology and equipment.

In September, 1998, we and S. C. Cimus S.A. signed an agreement with the Petrobrazi S.A. refinery to start processing the wastes from one of its basins. Total acid and non-acid tar wastes at this refinery are estimated at approximately 200,000 tons. We completed a technical study and trial, processing a test amount of the wastes into alternative fuel and are now negotiating a contract to install additional processing equipment and utilize all of this refinery's waste as AF for the Romanian-based alternative fuel processing program.

We entered into an exclusive contract with the VEGA S.A. refinery in 1996 to remove that refinery's waste materials for use in our alternative fuel processing. At the time, this refinery was state-owned, and has since been sold to a private company through Romania's privatization program. Recently, the new owners have advised us of their intent to start the joint program to start processing its wastes. In addition, we have proposals with four other refineries in the region: Petrotel, Steaua, Astra and Arpechim to remove and process their wastes into AF.

We submitted a preliminary proposal in October, 1999 to supply AF to LaFarge Romcim, the largest cement producer in Romania.

Czech Republic

We are in preliminary talks with Cementworks Prachovice, a Czech cement plant and intend to negotiate the installation of our AF equipment at this site. We are also in discussions with various refineries and power plants in the Czech Republic with respect to supplying alternative fuels.

SOIL REMEDIATION BUSINESS LINE

The Soil Remediation Process

Central and Eastern Europe has large quantities of contaminated soil, which need to be cleaned. Contaminated soil is found principally in heavy industries including oil and gas refineries, railways, energy plants, mining sites, as well as in and around former Soviet military bases.

The LTTD Technology

We have selected a technology known as "low temperature thermal desorption" ("LTTD") as the method to clean contaminated soil in this marketplace. This technology is the most cost effective solution for treating moderate to heavily contaminated soils. The LTTD system was introduced to the United States market in 1989 and has proved to be a successful, cost-effective method of removing light and heavy refinery and hydrocarbon wastes from all types of soil. Contaminant destruction efficiencies in the afterburners of these units are greater than 99.99%. Decontaminated soil retains its physical properties and ability to support biological activity.

An LTTD unit of equipment contains several large compartments where at one end, contaminated soil is fed into the unit on conveyor belts and is treated by heat processing in various enclosed chambers; once treated, the "clean" soil is deposited at the other end of the unit. The LTTD equipment heats the soil to temperatures ranging from 90 to 320 degrees Centigrade (200-600 degrees Fahrenheit) to vaporize the petroleum, physically separating it from the soil. The vapor stream is then captured and sent to the afterburner where it is thermally destroyed.

The LTTD technology itself is not a "rocket science" but only about five known companies manufacture LTTD equipment. The operation of the LTTD machine requires experience. Typically, a one or two year learning period is required for efficiently operating a thermal desorber. Being an experienced operator translates into lower costs and more efficient operation.

Service Agreement with Green Globe, LLC

We partnered with a United States based LTTD operator, Green Globe, LLC, ("Green Globe") for soil decontamination projects in Central and Eastern Europe. Green Globe is owned by David Green a United States citizen whose main operations are based in Danbury, Connecticut. In the Fall of 1998, we entered into a contract with Green Globe pursuant to the general terms of which, we agreed to give Green Globe all soil decontamination projects generated through our business relationships in Central and Eastern Europe. Green Globe agreed to provide, transport, install an LTTD equipment unit in the region and train our local workforce to operate the unit. After provision for costs, profits generated would be shared equally between Green Globe and us. In order to reduce importation and tariff charges, Green Globe and our Hungarian subsidiary, CEVA Hungary kft entered into a lease agreement for the LTTD unit, requiring quarterly lease payments. In connection with these agreements, Green Globe transported and installed a large LTTD unit to Budapest, Hungary, in preparation to begin a soil decontamination project commissioned by a City of Budapest, municipal district governmental authority known as District XVIII. Our Hungarian subsidiary was awarded a contract to treat approximately 24,000 cubic meters of soil and 2,900 cubic meters of heavy oil for the price of approximately $2,000,000. Green Globe and our Hungarian subsidiary's management team completed this project in December, 1998. Although the District XVIII municipal government has paid approximately $1,000,000 of the contract amount, it has failed to pay the remaining approximate $1,000,000 balance due us for completion of the project. After months of meetings with representatives of the District XVIII government, during which no claims against us for non-performance or other set-offs were made, we have been forced to commence a legal proceeding against the District XVIII municipal government to collect payments under the contract. Since we are not aware of any legitimate claims District XVIII has in connection with this contract, we expect to obtain a judgment awarding all the monies due under the contract, plus interest, and possibly damages resulting to our business because of District XVIII's failure to abide by the agreement.

Applicability and Limitations

The target contaminant groups for an LTTD system are oil and other organic compounds (hydrocarbons). Such compounds are generated by the petroleum refining, chemical, railroads, mining industries and governmental organizations, such as the military, airports, and state-owned dumpsites.

The low temperature desorption processes are best suited for removal of organics from soil, sand, gravel, or rock fractions. The high-absorption capacity of clay decreases the partitioning of organics to the vapor phase.

The following factors may limit the applicability and effectiveness of the LTTD technology and process:

           - There are specific feed size and materials handling requirements that can impact applicability or cost at specific sites.

          - high moisture content of the soil decreases capacity of theLTTD equipment unit.

          -   highly abrasive feed potentially can damage the LTTD equipment.

          - heavy metals in the decontaminated soil may produce a treated solid residue that requires stabilization and further treatment.

Competitive Technologies

There are other technologies that compete with our LTTD equipment technology for the treatment of contaminated soil. These competitive technologies include bioremediation, soil washing, transportation and deposit at landfills and the burning of contaminated soils at incinerators. However, each of these competitive technologies has some disadvantages:

                  - Bioremediation, although not as capital intensive as the requirements to put an LTTD equipment unit in operation, is a very time consuming process that does not always work. In addition, Bioremediation can only be used to treat lightly contaminated soil and requires a large operating area and space. Bioremediation costs are in the approximate range of $35 to $45 a ton.

                 - "Soil washing" is another widely used technology in Western Europe. Soil washing is an effective technology to clean soils contaminated with heavy metals. However, soil remediation is an expensive process and generally does not neutralize oil and gas residue or hydrocarbon contamination.

                 - Another soil remediation technique is to simply transport these soils to a hazardous waste landfill. However, there are very few licensed and permitted hazardous waste landfills in Central and Eastern Europe. For example, the Country of Hungary has only one hazardous waste landfill and it has an annual capacity of only approximately 5,000 tons. This method to "store" contaminated soil is very expensive, with prices in the approximate range of $200 a ton.

- Another method to dispose of decontaminated soil is to burn it in incinerators. Incineration is the most expensive process to treat contaminated soil. Because of its high cost, incineration is primarily used to treat the more hazardous types of wastes. There is a very limited capacity for incinerator disposal in Central and Eastern Europe, with costs in the range of $500 to $1,000 a ton for treatment.

The Soil Remediation Market

Our LTTD technology to clean soils can be used primarily for soils contaminated directly by the oil, chemicals and residues from the transportation industry. Sites where these sorts of contamination can be found include chemical manufacturing plants or disposal areas, contaminated marine sediments, disposal wells, electroplating/metal finishing shops, fire fighting training areas, hangars/aircraft maintenance areas, landfills, leaking, collection and system sanitary lines, leaking storage tanks, oxidation ponds/lagoons and vehicle maintenance areas.

The market for the cleaning of contaminated soil is driven by legislation, which either provides direct government funding or compels companies to finance their own clean-up efforts. Driven by ever stricter environmental clean-up legislation as the countries of Central and Eastern Europe seek to join the European Common Market, demand for clean-up services is expected to grow significantly.

 We are in frequent discussions with representatives of MOL and expect to begin soil decontamination projects at their facilities. We expect to either transport MOL's contaminated soil to the current site where Green Globe's LTTD equipment unit is now located, or to relocate this LTTD equipment to a MOL site in the near future.

In Romania, our principal activities there have been to organize a supply of oil and gas wastes for processing into alternative fuel for utilization in cement plants and other power generating operations that require large amounts of energy. As oil and gas residues are removed from the surface of soil storage basins, a large soil cleaning need will emerge in Romania. Economic Factors and a lack of legal enforcement laws and regulations, however, suggest that the Country of Romania is still a few years away from enacting legislation that would drive soil clean-up projects.

Hungary and Czech Republic

Our investigation of the soil cleaning markets in the Countries of Hungary and the Czech Republic indicates a sufficient demand to support at least one LTTD equipment unit in each of these countries.

Romania

In the Country of Romania, it is estimated by government sources that there is currently over 500 million tons of soil that requires clean-up or remediation. However, due to lack of funding, at the government level, weak legislative and enforcement initiatives, effecting the budgeting and clean-up programs at the private enterprise level, the current "demand" for soil remediation is behind that of Hungary. Our current business plan does not include the installation of an LTTD equipment unit into Romania; however, the demand and this market is expected to intensify as the economy of Romania evolves. The December, 1999 formal invitation to enter the process for accession into the European Common Market will accelerate the demand for environmental compliance with the Union's standards and our services.

Identified contaminated soil quantities are summarized in the following table:


 ----------------------- ----------------------------------------------------------- ------------------------------
   Countries                          Estimated Soil Remediation Quantity                        Estimated
                                                                                             Annual Increases
                                                   (In Tons)                                     (In Tons)
   ----------------------- ----------------------------------------------------------- ------------------------------
   Hungary                 MOL(1)                            1,000,000
                           MAV(1)                              500,000
                           Other(2)                          2,000,000
                           Total                             3,500,000                                50,000(5)
   ----------------------- ----------------------------------------------------------- ------------------------------
   Czech Republic          Unipetrol(1)                      1,200,000
                           Other(3)
                           3,800,000                                                                75,000(1)
                           Total                            5,000,000
   ----------------------- ----------------------------------------------------------- ------------------------------
   Romania                 Oil refineries                  480,000,000
                           Other(4)                         20,000,000
                           Total                                                                    Unknown
                           500,000,000
   ----------------------- ----------------------------------------------------------- ------------------------------

1.       Our estimate
2. In Hungary includes chemical plants, steelindustry, military sites and state owned dumps
3. In Czech Republic includes railways, steel industry, chemical industry, automobile industry, mining, military sites
4. In Romania includes railways, mining, steel, and automobile industry 5. Independent estimate

Economic Barriers to Entry Into the LTTD Soil Remediation Business

The LTTD segment of the soil remediation market is characterized by high barriers to entry. These barriers include:

                   Service Provider Credibility: Environmental service clients often do not feel confident in their understanding of the dimensions of contamination, remediation, and residual risks, but believe them to be substantial; therefore, clients will tend to seek service providers in whom they have confidence for the particular challenge and technology involved. It takes time and track record to build such credibility.

                   Market  Access,  Economies  of  Scale,  and the  First  Mover
         Advantage: For LTTD, the number of potential customers in the medium term is few, perhaps as few as two major customers each in Hungary and the Czech Republic, and not more than five per country. The rated capacity of one LTTD line is up to 300,000 tons per year, which is estimated to be equal to 80% of the annual demand projected for LTTD's market segment in Hungary.

                  Therefore, an investment in an LTTD line can only be justified by strong existing or prospective relationships with one or two key customers. However, given that the investment is made based upon such relationships, the capacity of the unit will probably preclude another such unit from being installed in the country, providing a possibly insurmountable first mover advantage for this market segment. This follows the US example, in which LTTD lines tend to enjoy a regional monopoly.

                   Permits: In order to provide environmental services, specific technologies, and in order to handle, process, dispose of and transport wastes and, as with an LTTD equipment unit, generate stack emissions, a business operator is required to obtain various permits in the Central and Eastern European countries. Often, these permits require months to obtain and, in the case of final permits, may require years to obtain.

         Obtaining permits requires a local presence and familiarity with the national and regional written and unwritten rules of the permitting process. "First movers" have a potential market advantage: since a first mover is often the first person or business to proceed through a country's new permitting process, the first mover can set the permitting standard. If the first mover takes advantage of this development stage permit processing, it can set "high technological standards" or the type of technology it intends to employ for remediation in the target country. We have undergone permitting processes in Hungary and in the Country of Romania as the "first mover". Our permits to operate the LTTD equipment unit we, together with our partner, Green Globe, LLC, installed in Budapest, Hungary was the first ever issued for LTTD technology in the history of Hungary. Similarly, we were the first mover in the permit process with respect to the installation and operation of AF processing and feed equipment now situated at the CIMUS cement plant in Campulung, Romania. As a result of these initiatives by us, other competitors desiring to install an LTTD equipment unit in Hungary, will more than likely have to meet the technological standards that are contained in our existing operating permits. These permits as has happened in the United States environmental markets, tend to become a significant "asset" of the environmental firm or business.

         Experience: Due to the evolution of the general, including soil, remediation markets in Western Europe, the LTTD technology is not a widely used in Western Europe. European environmental companies are, by and large, not familiar with the LTTD technology, and it will take some time for the LTTD technology to be recognized and utilized in Western Europe. The same may be said for Central and Eastern Europe: it will take several successful projects and their results to be distributed before this technology gains wide approval. The successful LTTD technology treatment of the Budapest municipal District XVIII project by us and Green Globe has aided the recognition of our LTTD technology as a viable remediation technology.

         In the United States, LTTD technology is widely recognized and has established itself as the industry standard for the soil remediation market segment treatable by this technology. As with the introduction of any new technology, our presence in the Hungarian soil remediation market for the past several years facilitate our identifying market opportunities: Because the utilization of this LTTD technology requires "staying power" , this time and capital commitment has discouraged other United States environmental enterprises from attempting to penetrate, so far, these markets in Central and Eastern Europe.

Competition

Hungary

Korte Kft. can be considered as our top competitor in the Hungarian market for refinery services. Korte Kft. has wide scale operations and resources ranging from site auditing, groundwater cleaning, environmental technology engineering and sludge dewatering technologies.

The next key competitor is Pyrus the operator of the country's largest landfill. Pyrus has recently acquired PORR Ktm a biological soil remediation Company.

Currently, no other enterprise in Hungary other than our Company provides AF and or LTTD technology services.

The following table lists some of our competitors in Hungary:

--------------------- -------------------- ------------------ --------------- ------------- -------------------- -----------------
                      Technology           1997 Revenue       No. Of          Years Est.    Major Clients        Contracts (%)
                                                              Employees       in Hungary                         Gov't/
                                                                                                                 Private Sect.
--------------------- -------------------- ------------------ --------------- ------------- -------------------- -----------------
Dorog                 Incineration
(Sarp
Industries)
--------------------- -------------------- ------------------ --------------- ------------- -------------------- -----------------
Pyrus                 Landfill                   3,650              65            1952      Teraszol, Netta,     25/75
                                                                                            Titania, Ikarusz,
                                                                                            Oroshazo Glass
--------------------- -------------------- ------------------ --------------- ------------- -------------------- -----------------
Elgoscar Intl         Biological                 2,392              53            1991      TVK, MAV,            58/42
                      Treatment                                                             Malev, KTLM,
                                                                                            APV Rt.
--------------------- -------------------- ------------------ --------------- ------------- -------------------- -----------------
Bekes Dren                                       1,750              16            1993      MOL                  70/30
--------------------- -------------------- ------------------ --------------- ------------- -------------------- -----------------
RWE Hungary                                      1,250              38            1993      Zwack Unicum,        0/100
                                                                                            Emasz, Matav,
                                                                                            McDonalds,
                                                                                            Colgate, KTM
--------------------- -------------------- ------------------ --------------- ------------- -------------------- -----------------
BGT Hungaria          Biological                  600                7            1992                           10/90
--------------------- -------------------- ------------------ --------------- ------------- -------------------- -----------------
Intonviro             Biological                  480                6            1991      MOL, GE, Ganz,       20/80
                                                                                            APV Rt,
                                                                                            Hungaro-camion

--------------------- -------------------- ------------------ --------------- ------------- -------------------- -----------------
PORR Kim                                                             5            1995      KTM, Va-Elin         60/40
(PYRUS)                                                                                     AG, MAV, BKV,
                                                                                            APV Rt.
--------------------- -------------------- ------------------ --------------- ------------- -------------------- -----------------


Although these and other companies represent competition, they also are potential partners. We may compete with these companies to become the lead or general contractor in a clean-up project. However, even if not the lead or general contractor, we may still serve as a subcontractor, bringing our LTTD technology to the project.

Czech Republic

There is only limited information available about our existing competitors in the Czech Republic. Some competitors have shown interest in thermal remediation as the preferred technology to clean and remediate soil. These competitors include Watco, (a hazardous waste subsidiary of the Belgian utility, Tractabel, which is owned by Suez-Lyonnaise des Eaux), and Thermo Eurotek (a Dutch subsidiary of the United States technology group, Thermo Electron). Watco has installed a small soil thermal treatment unit in Ostrava at the Karolina industrial site clean-up

There are several foreign competitors in the Czech environmental market. Among the most aggressive are German companies (Rumpold and RWE Entsorgung) and an Austrian company (A.S.A.), all of which companies are mainly focusing on the municipal solid waste markets.

Romania

There is only limited information available about competitors in Romania. Rhone Poulenc has established an office and begun investigation of the groundwater contamination in the Ploiesti region. Septos, Ltd., a Polish/French enterprise, has initiated a preliminary review of using refinery wastes as secondary fuel, and AVR, a Dutch and partially state-owned incinerator, has offered disposal services to Romanian refineries.

Our Position in the Soil Remediation Market

Hungary

District XVIII. We completed a soil remediation project in December, 1998 pursuant to a contract with a municipal Department of the City of Budapest known as District XVIII. We cleaned approximately 24,000 cubic meters of soil at a price of approximately $45 per ton, with a total contract price of approximately $1,485,000. Notwithstanding the successful completion of this project, it appears that District XVIII does not have the funds allocated to pay our remaining approximately $1,000,000 due on this project and is seeking aid from the Hungarian central government. In addition, there are offers from land developers for this property and negotiations are underway to raise supplementary funds in this matter to pay past cleanup debts and fund continued remediation of the site. In the meantime, we have commenced legal action against District XVIII to recoup these payments due.

Czech Republic

South Bohemia: In November, 1998, our Czech subsidiary, CEVATech, signed a letter of intent with the Centre for Chemical Safety (the "SCHB"), one of the leading environmental services contractors in the Czech Republic, for cooperation and subcontracting in two major projects in South Bohemia. In the tender process for clean-up at the South Bohemian Wood site, CEVATech was one of the two remaining bidders, and the only one offering the preferred thermal remediation technology. The results of this tender were announced and the initial award went to ASA. The project would involve treating 92,000 tons of material at a price of approximately $50 per ton. The work has not yet begun and CEVATech is in discussions with ASA to serve as a subcontractor to remediate the soil with our LTTD equipment technology.

In another project, the South Bohemian Gas Manufacturer is issuing a tender for soil remediation in January 2000. This project would involve the treatment of approximately 30,000 tons at various sites.

                           CUSTOMERS AND OPPORTUNITIES

Our  soil   remediation   business  is  primarily   applicable  to   hydrocarbon
contamination caused by the petrochemical, chemical, transportation and utility industries.

Our tar remediation business is applicable to the wastes generated by the petroleum refining (by-products, filter cake, oily filter media, separator waste, sludge, acid tar, slop and waste oil, tank bottoms), steel (coal tar bottoms), chemical (solvents, chemical tars) mining (coal tars), manufactured gas and pharmaceutical industries. The processed alternative fuel ("AF") can be used by cement kilns, power plants and other industrial boilers as a cheaper source of energy.

The following table lists our actual and potential customers. A review of the top 100 companies in Central and Eastern Europe reveals approximately 44 of which are candidates to be our customers:

------------------- ------------------------------- -------------------------------- -----------------------------------------------
     Business                   Actual                    Prospective Customers -          Potential Customers - Opportunities
       Line                   Customers                        in Discussion
------------------- ------------------------------- -------------------------------- -----------------------------------------------
Hungary             (1)                             (2)                              (3)
------------------- ------------------------------- -------------------------------- -----------------------------------------------
LTTD                Budapest Power Rt.              MOL                              Hungarocamion, BKV (transport), Malev
                                                    MAV                              (airline). TVK (chemicals), Ganz, Lehel, GE
                                                    Budapest Chemical Works          Tungsraum, RABA (mfg). Chemical plants, Gas
                                                                                     stations
------------------- ------------------------------- -------------------------------- -----------------------------------------------
AF                  MOL                             Vac Cement                       DAM (steel works), Dunaferr (steel works),
                                                                                     Labattan, Hejocsaba, Beremend, Belapatfalva,
                                                                                     Sajobabony, Tiszavasvar, Mosonmagyarovar
                                                                                     (cement plants)
------------------- ------------------------------- -------------------------------- -----------------------------------------------
Czech
Republic
------------------- ------------------------------- -------------------------------- -----------------------------------------------
LTTD                None                                                             Regional gasworks, Unipetrol (Chemopoetroll,
                                                    South Bohemia Wood               Ceska Rafinerska, Kaucuk, Benzina), Moravske
                                                    Company                          naftove doly (petroleum), Ceske produktovody a
                                                    South Bohemia Gasworks           ropovdy (pipeline), OKD (mining, Chemapol,
                                                                                     Deza (chemicals, Ceska aerolinie, Skoda Pizen
------------------- ------------------------------- -------------------------------- -----------------------------------------------
AF                                                  Ostramo refinery                 Koramo refinery, Tisova, Hodonin, Porici,
                                                    Paramo refinery                  Ledvice (power plants), Ceskomoravsky Cement,
                                                    Prahovice cement                 Prachovice Cement
                                                    Chemopetrol
------------------- ------------------------------- -------------------------------- -----------------------------------------------
Romania
------------------- ------------------------------- -------------------------------- -----------------------------------------------
LTTD                None                            None                             RENEL (power generator)
                                                                                     Petrotel, Astra, Steaua, Petrobrazi, Vega,
                                                                                     Arpechim,
                                                                                     Rafo-Onesti, Darmanesti (refineries), miolia
                                                                                     Supiacu de Barcau
------------------- ------------------------------- -------------------------------- -----------------------------------------------
AF                  Petrobrazi refinery             Vega refinery                    Romcim, Romcif, Moldocine, Casial cement
                    CIMUS Cement plant              Astra refinery                   plants.
                                                    Petrotel refinery
                                                    Arpechim refinery
                                                    Steaua refinery
------------------- ------------------------------- -------------------------------- -----------------------------------------------

The following is a brief summary of some of the companies in Central and Eastern Europe who have specific waste management problems whose remediation falls within our scope of services:

Hungary

MOL: MOL is the largest oil and gas company in Hungary. In 1997, MOL allocated $45 million for prevention and the elimination of environmental damages incurred on its sites due primarily to recent Hungarian environmental law initiatives.required; MOL also spent $20.8 million on satisfying certain environmental liabilities, $2.7 million on waste disposal and approximately $1.6 million on sewage treatment. In excess of $5.4 million was spent by MOL on remediation and the prevention of soil and groundwater contamination dispersion.

Over 90,000 tons of hazardous waste were produced by MOL's operations in 1997, including 56,000 tons of production waste and 14,000 tons of contaminated soil.

TVK: TVK is a major chemical producer. Again, due to increased Hungarian environmental legal initiatives, TVK spent approximately $10.7 million in 1997 for the prevention and elimination of environmental damages: approximately $8.0 million was spent on developments aimed at decreasing environmental liabilities; approximately $2.6 million was spent on remediation of existing contamination; approximately $800,000 was spent on waste water treatment; approximately $400,000 on hazardous waste treatment, and; in excess of $1 million was spent on other environmental liabilities.

MAV: MAV is the Hungarian state-owned railway company. The cost of clean-up of contamination inherited from the past decades at current MAV sites is estimated to be in excess of $50 million. In 1998, and for the years following, MAV budgeted approximately$6 million annually on clean-up activities. This budget is expected to be supplemented by external sources of financing and governmental grants.

Between 1993 and 1995 MAV prepared an environmental assessment of contamination at its sites. The major source of contamination derived from mishandling, wrongful storage and transportation of petrochemicals. Other sources included lubricants spilling from the diesel rails and machine maintenance areas. The railways produce approximately 60,000 tons of hazardous waste annually.

Dunaferr: Dunaferr is a large steel manufacturer. The 1998 environmental budget was approximately $5 million and the same amount of funds are expected to be allocated for environmental purposes annually over the next years. Dunaferr's main source of environmental problems include air emissions and the disposal of hazardous wastes. Hazardous wastes include oily steel by-products, scraps and waste oil. Dunaferr disposes of over 60,000 tons of waste a year and recycles approximately 400,000 tons of such materials annually.

Czech Republic

Industrial companies represent the majority of end-users for hazardous waste management and disposal equipment and services. The most important end-users are chemical companies, iron works, the paper and pulp industry, and coal power plants.

According to the Czech Ministry of Environment, total Czech waste generation is approximately 90 million tons annually, consisting of 39 million tons of industrial waste, 13 million tons of waste originating from energy generating processes, 5 million tons of waste generated by mining activities, 6.5 million tons of agriculture and forestry activity, 2.5 million tons of urban waste, 24 million tons of other waste, including approximately 8.1 million tons of toxic and noxious waste.

CEZ: CEZ is the dominant electric energy producer in the Czech Republic and produces the most amount of waste in this Country. Each year, it is estimated that CEZ produces approximately 42 million tons of ash, of which 860,000 tons is classified as hazardous waste. For years, CEZ has been storing ash ash and there currently are estimates of millions of tons of ash in landfills that need to be remediated. At this time, CEZ has not determined how it will handle the disposal and remediation of these wastes which new environmental laws now require.

Other Large Industrial Companies

Chemical, iron processing and mining companies operate their own landfills which historically have not complied with environmental regulations.

State Owned Dump Sites

There are a number of dump sites that have been abandoned by former state-owned companies. These dump sites have not been regulated and were used as the dumping grounds where industrial wastes were dumped. Currently, the type and extent of the wastes deposited in and around these dump sites is unknown. The State, or the government of the Czech Republic, is active and is expected to continue to be active in the oversight and clean-up initiatives, providing necessary financial resources and determining the extent and parameters for remediation. There are two major governmental sources of environmental project financing: the Czech National Privatization Fund and the State Environmental Fund.

Romania

In Romania, the petrochemical industry represents the main focus for environmental concerns. The history of the Romanian petroleum sector goes back more than 140 years. There have been over 23,000 wells drilled for exploration during its history. Current oil production is estimated to be approximately 6.5 million tons per year produced from approximately 13,500 wells in more than 450 active oil fields.

SNP Petrom SA: Petrom is an integrated company which operates all existing oil fields, some gas fields, two refineries and an oil product distribution system including 500 gas stations. It produces approximately 6.5 million tons of oil and refines approximately 10 million tons per year. Petrom budgeted $150 million to spend on environmental initiatives in 1998, focusing efforts on reducing pollution sources and on remediation. In our discussions with senior executives of SNP Petrom, they identified 11 sites containing an aggregate of more than 1 million tons of tar and soil requiring treatment and remediation.

Other:

In 1998, OAO Lukoil Holding, Russia's second largest oil producer, acquired a 51% stake in Petrotel, another Romanian oil producer, for approximately $300 million, allocating approximately $30 million of such amount for environmental protection projects. Similarly, following the acquisition of Petromedia, another Romanian refinery, the acquiring Turkish oil company, Akmaya set aside approximately $10 million for environmental initiatives.

                      GOVERNMENT REGULATION AND ENFORCEMENT


REGIONAL OVERVIEW

The Czech Republic, Hungary and Poland have joined the OECD, with Slovakia and Slovenia expected to follow in the near future. These countries, with the exception of Slovakia, have also been invited to negotiations to join the European Common Market, with membership envisaged as early as 2002. Thus, the harmonization of domestic structures and legislation with those of the European Union is considered a high priority.

Each of the countries has enacted comprehensive environmental legislation. Their regulatory systems are currently undergoing changes mainly related to:

- harmonizing and integrating domestic environmental legislation with that of the European Common Market.

- improving the environmental regulatory framework by eliminating gaps and removing inconsistencies.

-     enacting specific pieces of legislation (e.g. waste management acts).

Domestic environmental legislative initiatives include the approximately 200 pieces of European Common Market legislation which will have to be adopted by the countries in Central and Eastern Europe seeking membership. According to 1997 estimates, the cost to bring all ten "accession" countries of Central and Eastern Europe into compliance with the environmental regulations of the European Common Market is estimated to be in the range of $100 and $130 billion.

Enforcement measures continue to be inconsistent. Enforcement policies mainly rely on monetary penalties, but also include environmental standards, restrictions, and permitting systems. Additionally, enforcement policies are often implemented by local governments without coordination at the national level, which results in considerable differences in both requirements and levels of enforcement. Also, with the rapid growth in the number of small and medium-sized enterprises, compliance monitoring is often difficult.

The main environmental policy instrument applied to industry is the permit system which includes fee payments for the permitting process and the assessment of fines for non-compliance. Generally, the collected environmental fees and fines are earmarked for environmental purposes, and comprise the sources for the major part of the revenues of state environmental funds and for municipal, environmental protection budgets.

Generally, all the surveyed countries of Central and Eastern Europe have established three levels of environmental administration:

- national level ministries, (e.g. Ministry of Environment or other ministries with environmental related duties).

- regional level (county, provincial) environmental departments under the control of regional authorities, inspection bodies, water management boards, and the like.

-       municipal level departments created and supervised by local authorities.
        Hungary

Regulations

Hungary has one of the most advanced systems of environmental management in Central and Eastern Europe.

The most significant piece of environmental legislation is the Act No. L111 of 1995 of the General Rules of Environmental Protection. This is a framework environmental law, containing the fundamental principles and basic legal institutions related to the environment. The Act formulates the legal basis of the liability for environmental damages. The Act sets forth the responsibilities of the government, municipalities, citizens and companies.

Key elements include:

- Hungarian law requires companies to remediate contaminated company-owned land and stored waste. The laws are considered fairly strong and are stricter than in some countries of Western Europe.

- Laws and regulations are becoming more stringent because of the Country's movement towards full membership in the European Common Market. In this regard, the Hungarian government plans to fully conform its environmental laws, rules and regulations to those of the European Common Market by 2002.

- In some privatization transactions, environmental clean-up responsibility was made a part of the primary agreements.

Enforcement

At the top of the Hungarian state environmental hierarchy is the Ministry of Environment and Regional Policy. This ministry is responsible for the drafting of environmental legislation and its implementation and administration.

There are 12 regional environmental inspectorates in Hungary with separate environmental administrative authority at the regional level. These inspectorates are subordinate to the Chief Environmental Inspectorate, the authority at the national level, and works under the supervision of the Ministry of Environment and Regional Policy.

With respect to local environmental issues, especially waste management issues, municipalities have retained a certain amount of administrative power, defined by Act No. LXV of 1990 on Municipalities and under the respective environmental laws:

- Local Environmental Inspectorates are responsible for enforcement. They have the power to mandate and require companies to clean-up environmental problems under their control and have the power to conduct inspections.

- Any company which fails to comply with environmental requirements is now subject to fines.

-          With   the   increase   in   environmental   regulation
           oversight, waste removal "load"charges are expected to develop during the year 2000.

- Charges for products that contain waste are expected to develop as a regulatory measure to further incentivize companies to comply with applicable environmental laws and regulations.

-          Potential   legal  measures   include  the  suspension  of
           operations in the event of environmental non-compliance with penalties and prison sentences as further available enforcement measures.

- Substantial private as well as public companies are increasingly responsive to environmental issues because of their developing high visibility.

Czech Republic

Regulations

The Czech Republic has relatively strong environmental laws, similar to those found in Hungary. The new waste law, effective, on January 1, 1998, was structured to harmonize Czech standards with those of the European Common Market.

Enforcement

Governmental enforcement measures including mandatory clean-ups have begun at Czech companies.

Romania

Regulations

The environmental laws in Romania remain generally weak . However, hazardous waste laws in Romania have been rewritten and will be implemented by the end of 1999 to bring it into compliance with Western standards. Romania was formally invited to begin the process for accession into the European Common Market, which will further force additional legislation to meet the European standards.

Enforcement

Enforcement of environmental regulations remains sporadic, although we believe that the more substantial Romanian enterprises are beginning to address contamination problems on a specific basis due to privatization.

                           ENVIRONMENTAL EXPENDITURES

A major  change  is  expected  (and in  Hungary  already  taking  place)  in the financing of environmental projects: the prior funding mechanism for environmental projects was provided by state and municipal budgets is now decreasing while businesses are increasing their budgetary contributions to environmental projects. At present, our ability to secure the necessary financing for environmental projects is one of our major problems. Countries in Central and Eastern Europe generally have six sources of funds on which to draw to support environmental investments. These sources are state and regional budgets, extra-budgetary funds, investments of commercial enterprises, commercial credit, foreign investments and foreign assistance programs.

For Central and European countries, environmental spending will have to increase from present typical levels of 1% to over 2% of their gross domestic production ("GDP") to meet the environmental clean-up requirements.of the European Common Market.

The following table summarizes annual environmental expenditures by country in the region (1995):

======================================== ------------------------------------- =====================================
                Country                          Expenditure (USD m)                       Share of GDP
======================================== ------------------------------------- =====================================
Czech Republic                                           1,185                                 2.6%
======================================== ------------------------------------- =====================================
Hungary                                                    385                                 1.1%
======================================== ------------------------------------- =====================================
Poland                                                   1,308                                 1.1%
======================================== ------------------------------------- =====================================
Slovakia                                                   232                                 1.0%
======================================== ===================================== =====================================
Slovenia                                                   150                                 0.8%
======================================== ===================================== =====================================


State Environmental Funds

All surveyed countries have established national environmental protection funds to provide non-budgetary revenue earmarked for environmental projects. The rationale behind the establishment of the funds was to ensure a steady flow of the significant amounts of money needed for environmental protection. The dominant share of these funds' revenues come from outside national budgets, so that the protection of the environment does not directly compete for limited resources with other social programs.

The resources of state funds can account for a significant proportion of a country's environmental spending. State environmental funds' main activities are to provide financial support for investments, usually through loans offered with preferential conditions. Other forms of support are also used, and include grants, subsidies to bank credits, equity involvement and others. The form of financing available from these funds depend on the project type, the investor, and the financing institution.

                               LONG TERM STRATEGY

Our business is likely to develop along a path from being a provider of specific technologies to being a broad-based environmental services company within the hazardous waste sector.

We have identified two major environmental problems in Central and Eastern Europe and have selected two proven technologies which we have imported from the United States which we believe can efficiently and competitively provide a solution to environmental problems. The two principal problems are soil contamination by hydrocarbons and the generation of hydrocarbon waste products from the oil refinery and other businesses. Our solutions are low temperature thermal desorption ("LTTD") and the processing and manufacturing of alternative fuels from these waste products ("AF").

Our management which is responsible for implementing these technologies in Central and Eastern Europe have an aggregate of five decades of experience with these technologies in the United States.

Our business goals over the coming three to five years is to develop a number of valuable assets through the successful implementation of these technologies:

- Develop a strong reputation and track record of successful, competitive and efficient service to blue chip companies.

- Establish long term commercial relationships with blue chip companies in the key, environmentally sensitive sectors.

- Develop familiarity with the authorities and key decision makers across the region.

-    Acquire a detailed understanding of permitting procedures across the region

-    Gain access to subsidized financing from PHARE, World Bank, and other sources

-    Develop a vast network of contacts across the very fragmented environmental services sector in the region

- Gain a detailed knowledge of the environmental problems and policies of those companies.

- Gain a detailed knowledge of the competitive environment within other slices of the environmental services sector.

-    Develop experience at managing complex, multi-technology clean-up projects

- Develop experience at managing projects across a range of countries in the region

We are an environmental services and not a technology Company. This means that we provide and execute solutions for companies and governmental bodies with environmental problems. Our current focus on using our LTTD technology and AF processing technologies does not preclude the us from using other technologies at times when it may be appropriate. It is expected that through the current two service lines, we can rapidly establish an important reputation from which we can leverage our entre into other services and solutions. Once our LTTD and AF business lines mature, we expect opportunities to expand as discussed below.

Geographical Expansion

The markets in the different countries of Central and Eastern Europe are at different stages of maturity and are developing at different rates. As the characteristics of the Czech or Hungarian markets begin to mature, the Balkans, Slovakia or Romania are expected to develop and the wealth of experience we have gained in the Hungarian and Czech markets can be reapplied in this next generation of projects. Next, over the horizon, we expect that the countries of Bulgaria and the Ukraine to develop environmental markets for our services.

We have learned that the differences in language, legislation and logistical barriers limit the potential for regional synergies and our business plan does not anticipate implementation of such synergies or strategy. We expect that our experience and know-how can be successfully transferred and that our in-country business partners monitoring their respective markets will permit us to enter new countries at the right time to take advantage of these opportunities as they arise.

Following the Oil and Gas Trail

Our AF business focuses initially on the large oil and gas companies whose large production facilities and deep pockets present a logical market entry point. Our business will, over time, we believe, begin to penetrate further down the petrochemical industry ladder. We anticipate serving the chemical industry, pharmaceutical manufacturers, paint shops, repair shops and gas stations.

We are likely to become a service provider for the waste oil and solvent collection businesses which are developing in Hungary. As it occurred in the United States, our AF processing capacity will be a key collection repository for waste solvents. The waste fuels will be blended and sold to the cement industry. By having a large capacity, a nationwide watershed, and a reliable service, we are likely to become a preferred supplier of AF to cement kilns and other users, providing us with long term supply contracts. The generation of waste solvents is an on-going business cycle and can be expected to endure as long as the petrochemical industry continues its dominant role in industrial processes.

From Technology Provider to Solutions Provider

Our track record and experience will accelerate over the next few years, as well as the wealth of other strategic intangible assets discussed above. These intangibles will enable us to move from being a provider of specific technologies to a provider of environmental solutions.

Aware of how fragmented the environmental services industry is in Central and Eastern Europe, with numerous small, undercapitalized, technology providers, a strategy of selective acquisitions represent an attractive business opportunity for us. Such acquisitions can probably be made at very competitive prices, and then incorporated into our group. We will provide a conduit for applications of the acquired technologies in other markets, utilizing the local presence of the businesses acquired as a conduit to the local markets. Other less capital intensive ways of accessing technology can come through simply subcontracting, technology partnerships or joint ventures. As a result, we can access a portfolio of solutions and can act as the main contractor in remediation and clean-up projects, pollution prevention engineering, infra-structural projects, and the like. Ultimately, we intend to position ourselves as project management providers.

Employees

As of the date hereof, we employed 20 full-time employees and 7 part-time employees. We hire independent contractors on an "as needed" basis only. We have no collective bargaining agreements with our employees. We believe that our employee relationships are satisfactory. We expect to hire additional employees based on our future growth rate.

Key Personnel

Our success depends to a material and significant extent on the services of Herbert G. Case, Jr., our President and Chief Executive Officer as well as our ability to attract and retain additional key personnel with the skills necessary to manage our existing business and strategic plans. The loss of Mr. Case or other key personnel could have a material adverse effect on our business, results of operations, liquidity and financial position. We do not have an employment agreement with Mr. Case. If we cannot retain Mr. Case or hire and retain qualified personnel, our business, results of operations, financial condition and prospects could be adversely affected.

PROPOSED CORPORATE STRUCTURE

Our Company is currently composed of CEVA International, Inc., a Nevada corporation with its principal offices located in New Jersey, a Czech subsidiary and a Hungarian subsidiary. We are currently forming a Romanian subsidiary. Our Hungarian subsidiary is 50% owned by Hungarian partners although CEVA International, Inc. is the managing shareholder. Our Czech subsidiary is owned 40% by our Czech partners and we have control and management authority. Our Romanian subsidiary, currently being formed, will also have foreign-based ownership.

The proposed ownership structure, accepted in principle by all shareholders of our Hungarian and Czech subsidiaries, calls for all these minority, foreign-based minority owners to exchange their shares in these subsidiaries for shares in CEVA International, Inc., resulting in our ownership of 100% of our Hungarian and Czech subsidiaries.

Our Company's organization structure is based around a combination of in-country, locally recruited managers with their expertise tied to their respective business functions. Several of the persons identified in the following chart, Messrs. Dennis Konnick, Tom Nail and Joerg Klaube, all United States citizens who have been rendering part-time, consulting services to us, have not yet been hired by our Company as full-time employees and are only projected to fill the positions listed by their names.as shown in the diagram below:

                            Board of Directors
                            ------------------
                            Chief Executive
EXECUTIVE COMMITTEE           Officer
                            ------------------
        Operations          Regulatory &        Finance        Business
        Director            Technical          Director       Development
        DENNIS KONNICK      TOM NAIL          JOERG KLAUBE    MIHAI MARACINEAN
        ---------------     ----------        ------------    ----------------

Country      Project Managers   Compliance Officer   Chief Accountant
Director        Hungary               Hungary          Hungary         (HUNGRY)
Hungary        JOZSEF LASZLO       JANOS SOOS        ZSOLT BENESOZKY
JANOS SOOS
-----------------------------------------------------------------------------
Country      Project Managers   Compliance Officer   Chief Accountant
Director        Romania            Romania             Romania        (ROMANIA)
Romania       MARIOS BICA       MIHAI MARACINEANU    ZSOLT BENESOCKY
MIHAI
MARACINEANU
------------------------------------------------------------------------------
                                                                (CZECH REPUBLIC}
Country        Project Managers   Compliance Officer   Chief Accountant
Director       Czech Republic      Czech Republic      Czech Republic
Czech Republic PETER RAAB           JIRI ROTT          IRENA SOPOVOVA
JIRI ROTT      A. CETKOVSKY

     Although we seek to fill certain positions and that certain personnel will occupy more than one position, the main features of this structure incorporate the following business priorities:

- Country Directors oversee local office operations, manage local cultural/political issues

-     Project Managers oversee their in-country projects throughout the region

Our Company, CEVA International, Inc., was founded by Herbert G. Case, Jr., age 56, our current President and Chief Executive Officer. He has been responsible for strategy, business development, negotiating with financial institutions and the overall management of our Company. With more than 30 years of experience in environmental companies, Mr. Case has a wide network of relationships in the world of environmental businiess. In the United States, Mr. Case was one of the principal parties who assisted in the establishment of the alternative derived fuel market as replacement fuel for cement kilns during the 1970's and 1980's.

The Company's Hungarian subsidiary, CEVA Hungary, is managed by Mr. Janos Soos. Mr. Soos, 60 years of age, has a degree in economics and more than thirty years of experience in managing commercial enterprises in Hungary. He has been a chief executive officer of a Hungarian enterprise in a related business for four years. Mr. Soos coordinates all in-country activities and works closely with clients and government agencies. Mr. Soos is assisted in Hungary by Mr.Jozsef Laszlo, our Project Manager in Hungary. Mr. Laszlo, 46 years of age, is a mechanical engineer with a background in industrial processes and holds degrees in economics and mechanical engineering.

The Company's Czech subsidiary, CEVATech, is managed by Mr. Jiri Rott. Mr. Rott, 50 years of age, holds a Master of Science degree from the Faculty of Chemistry of Silicates Technology, Czechoslovak Academy of Sciences. He has over 25 years experience in Research and Development, particularly in cement production technology and environmental protection management. The Czech affiliate is focusing on providing consulting services and targeting to sell alternative fuel technology and product to the cement industry.

The Company's Romanian subsidiary, in organization, will be managed by Mr. Mihai Maracineanu. Mr. Maracineanu, 46 years of age, has 23 years of experience in international trade in the energy sector and holds a Masters of Science degree in Economics.

Our LTTD technology partner, Green Globe, LLC, is owned and managed by Mr. David Green. Mr. Green, 49 years of age, provides the LTTD technology and full service support to our Central and Eastern European soil remediation projects. Mr. Green has over 25 years of experience in the environmental sector and operations of LTTD technology equipment.

Year 2000

We have conducted a review of how our business could be affected by the Year 2000 "Y2K" problem. The Y2K problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major computer system failure or miscalculations.

The Y2K problem can affect any modern technology used by a business in the course of its daily operations. Any machine that uses installed computer technology is susceptible to this problem, including, for example, telephone systems, postage meters, scales as well as computers. The impact of the Y2K problem on a business enterprise is determined to a large extent by such company's dependence on these technologies to perform their daily operations.

We use computers at our corporate headquarters here in New Jersey, our offices in Budapest, Hungary, Bucharest, Romania and in Prague, the Czech Republic. We use computers to communicate with management via the internet and to keep our business and financial records. Since our business generally does not require voluminous record keeping nor daily billing or banking transactions, nor do we have a computer network system that integrates software among our business locations, we believe that any Y2K problem will not have any material adverse effect on our results of operations, financial condition or business prospects. We expect that if a Y2K problem does arise in one of our computer applications that it can be remedied within a several day period without having any material negative effect on our operations. In such a case, we have access to local computer consultants who have the expertise to solve all anticipated computer problems.

Economic Conditions

Our business in Central and Eastern Europe is sensitive to the local financial condition of the economies in which we work, government environmental regulation as well as the condition of worldwide financial markets. We have extensively discussed these topics above. A downturn in economic conditions in one or more of our Central and Eastern European markets, a governmental failure to develop and enforce environmental regulations as well as unforeseen governmental legislation could have a material adverse effect on our results of operations, financial condition, business and prospects. Although we attempt to stay informed of economic and market conditions, government environmental initiatives, changing permit requirements, any continuing failure on our part to identify potentially adverse developments and to respond to such trends would have a material adverse effect on our results of operations, financial condition, business and prospects.

Stock Price

Our Common Shares have no public market . Several of our shareholders who have held their stock in our Company for the required periods may, in compliance with all the applicable regulations, may sell their shares pursuant to Rule 144; other shareholders who purchased our stock in a Rule 504 private offering possess non-restricted stock and may sell those shares in certain jurisdictions where such trades comply with local blue sky laws. When and if our stock is sold by any shareholder, its selling price may be extremely volatile. We do not expect any significant trading of our stock and if there are any trades, we expect the market price of our shares to be subject to significant fluctuations in response to new business, operating results and other factors, and those fluctuations may continue in the future. In addition, most stock markets in recent years have experienced significant price and volume fluctuations that often are unrelated or disproportionate to the operating performance of particular companies. These fluctuations, as well as a shortfall in sales or earnings compared to public market analyst's expectations, changes in analyst's recommendations or projections, and general economic and market conditions, may adversely effect the market price of our common stock.

Risks Related to the Business

Describe below some of the risks and uncertainties facing our Company. There may be additional risks that we are not currently aware of or that we presently consider immaterial. All of these risks could adversely affect our business, results of operations, liquidity and financial position.

         Accumulated Deficit; Operating Losses: At December 31, 1998, we had an accumulated deficit of $2,454,140 representing a consolidated net loss for the period from its inception through December 31, 1998. The consolidated loss was caused primarily by the costs involved in establishing our market position in Central and Eastern Europe (the "CEE"). Our cash flow since inception has been principally the result of equity and debt financing and limited revenues generated from our operating activities in the Central and Eastern Europe (the "CEE"). Our ability to achieve profitability is dependent upon our ability to realize revenues from our contracts with both public and private entities advertising that exceed costs.

         Competition. In seeking to market US technologies and environmental services in Central and Eastern Europe (the "CEE"), we face difficult and stiff competition from a number of US and foreign companies that are much better capitalized than we are. Competition in Hungary, the Czech Republic and Romania, our principal markets, is well documented. Although management believes that our market position in the CEE as well as our strategic offering of US technologies to perform environmental services is extremely valuable to these markets and will give us a competitive advantage, no assurances can be given that such will be the case.

         Government Regulation. Our operations are and will be, subject to and substantially affected by the foreign laws of the Countries in the CEE, their respective regulations, orders and permits which govern environmental protection, health and safety,zoning and other matters. These laws, regulations, orders and permits may impose restrictions on operations that could adversely affect our results of operations and financial condition, such as limitations on the expansion of disposal facilities, limitations on or restrictions upon the treatment of waste or certain categories of waste or mandates regarding the disposal of and/or utilization of solid or hazardous waste. In particular, we are, and will be, subject to extensive and evolving environmental and land use laws and regulations, which have become increasingly stringent. These laws and regulations affect our businesses and will affect our businesses in a variety of ways. In order to develop and operate a low temperature thermal desorption soil cleaning equipment, a waste derived fuel facility landfill or other waste management facility, it is necessary to obtain and maintain in effect various facility permits and other governmental approvals, including those related to zoning, environmental protection and land use. These permit approvals are difficult, time consuming and costly to obtain and may be subject to community opposition by government officials or citizens, regulatory delays, subsequent modifications and other uncertainties. There can be no assurance that we will be successful in obtaining and maintaining in effect permits and approvals required for the successful operation and growth of our business, including permits and approvals required for the development of additional soil cleaning and/or waste derived fuel operations. The siting, design, operation and closure/shutdown of soil cleaning sites, waste derived fuel facilities and their respective equipment are also subject to extensive regulations. These regulations could require us to undertake investigatory or remedial activities, to curtail operations or to close soil cleaning facility or other treatment facility temporarily or permanently. Furthermore, future changes in these regulations may require us to modify, supplement or replace equipment or facilities at costs which could be substantial. It is not possible to predict what impact, if any, new regulation laws, court decision or local and national laws may have in the future on our facilities.

         Potential   Liabilities   Arising   out  of   Environmental   Laws  and
Regulations. Although we believe that we generally benefit from increased environmental regulations adopted from time to time by the countries in the CEE and from enforcement of those regulations, increased regulation and enforcement also create significant risks for us. The assessment, analysis, remediation, transportation, handling and management of hazardous substances necessarily involve significant risks, including the possibility of damages or personal injuries caused by the escape of hazardous materials into the environment, and the possibility of fines, penalties or other regulatory action. These risks include potentially large civil and criminal liabilities to customers and to third parties for damages arising from performing services for customers. All facets of our business are conducted in the context of a rapidly developing and changing statutory and regulatory framework. In certain business sectors, such as in Romania, environmental regulations and laws are only beginning to be developed. In such instances, the market for our businesses is not driven by environmental regulations and laws which are in their nascent stage of development but by the need to reduce traditional fuel costs in the power sector; accordingly, our existing relationship with cement plants and its business plan to expand its waste derived fuel operations to other power plants in these regions provides the economic foundation for our businesses operating in early regulation-stage countries. Although we are confident that our relationships with both private and state-owned entities will increasingly develop and provide expansion for our business activities, there can be no assurances that such will be the case.

         Potential Liabilities Involving Customers and Third Parties. In performing services for our customers, we potentially could be liable for breach of contract, personal injury, property damage (including environmental impairment), and negligence, including claims for lack of timely performance or for failure to deliver the service promised (including improper or negligent performance or design, failure to meet specifications, and breaches of express or implied warranties). The damages available to a client, should it prevail in its claims, are potentially large and could include consequential damages. Industrial waste management companies, in connection with work performed for customers, also potentially face liabilities to third parties from various claims including claims for property damage or personal injury stemming from a release of hazardous substances or otherwise. Claims for damage to third parties could arise in a number of ways, including: through a sudden and accidental release or discharge of contaminants or pollutants during transportation of wastes or the performance of services; through the inability, despite reasonable care, of a remedial plan to contain or correct an ongoing seepage or release of pollutants; through the inadvertent exacerbation of an existing contamination problem; or through reliance on reports prepared by such waste management companies. Personal injury claims could arise contemporaneously with performance of the work or long after completion of projects as a result of alleged exposure to toxic or hazardous substances.

         Risks Inherent in Foreign Investment. Risks inherent in foreign operations include loss of revenue, property and equipment from expropriation, governmental royalties and fees and involuntary renegotiation of contracts with or licenses from foreign governments. We are is also exposed to the risk of changes in foreign and domestic laws, regulations and policies that govern operations of overseas-based companies. In the event we achieve and maintain profitable operations in Hungary and in the other Central and Eastern European countries, if we retain earnings it will be subject to substantial taxes on all profits earned, and if we pay dividends, we will be subject to further substantial taxes.

         Inflation and Local Currency Devaluation. We believe that any United States investors in our stock seek a return on investment based upon the dollar value of our foreign operating results. Although most of our current contracts are payable in United States dollars, a few contracts as well as future contracts for our services and technology are and may be payable in the local foreign currency, such as Hungarian forints. Significant inflation in Hungary, the Czech Republic or Romania, or significant future devaluation of the currencies of these nations would decrease the dollar value of our investments. The Hungarian economy has been characterized by high rates of inflation and devaluation of the Hungarian Forint against the U.S. Dollar and certain European currencies. In 1993, 1994, 1995, 1996 and 1997 the annual reported inflation rate in Hungary (measured by the national consumer price index) was approximately 23%, 19%, 30%, 23% and 18%, respectively. The Hungarian Forint was devalued against the U.S. Dollar in 1993, 1994, 1995, 1996 and 1997 by 14.2%, 15.9%, 26.7%, 18.0% and 23.6%, respectively. In March 1995, an immediate 9% devaluation of the Hungarian Forint was announced together with a new policy of daily or "crawling peg" devaluation. This involved daily devaluations amounting to approximately 1.9% monthly in the second quarter of 1995, 1.3% monthly during the second half of 1995, 1.2% monthly during 1996, 1.1% through July 1997 and 1.0% beginning in August 1997. The monthly rate is presently 0.9% and is expected to be further decreased, subject to Hungary's economic condition. The exchange rate for the Hungarian Forint, as set by the National Bank of Hungary, declined from 100.70 Forints per U.S. Dollar at December 31, 1993 to 211 Forints per U.S. Dollar at May 15, 1998. On April 16, 1997, the government of the Czech Republic announced a package of measures designed to finish vital microeconomic tasks, such as completing the privatization of the energy distribution companies and state-owned banks, restructuring firms to maintain competitiveness, and strengthening the regulatory framework. Following pressure on the currency resulting in a 15% depreciation, the government announced a further austerity package on May 28th. The depreciation, along with increases in controlled rents and utilities at midyear and the floods, is expected to push 1997 inflation above 10%. This compares to earlier forecasts of up to 8.8% for 1997. Inflation in 1996 reached 8.8%.

         Foreign Currency and Exchange Risks and Regulation. We are subject to significant foreign exchange risk. There are currently no meaningful ways to hedge currency risk in any Eastern European country. Therefore, our ability to limit our exposure to currency fluctuations is significantly restricted. The Hungarian forint (HUF) became convertible for essentially all business transactions within Hungary on January 1, 1996 and complies with IMF Article VIII and OECD convertibility requirements. The HUF is generally not traded outside the country. The HUF exchange rate is set by a basket which is composed of the deutsche mark (70%) and the dollar (30%). The Hungarian Investment Act guarantees foreigners the right to repatriate "in the currency of the investment" any dividends, after-tax profits, royalties, fees, or other income deriving from the operation or sale of the investment. The Act also grants foreign employees of a foreign investment the right to transfer all of their after-tax salaries. There are no onerous foreign exchange requirements, and there are no known instances of delay in repatriations. Foreign investors are allowed to keep cash contributions made in a convertible currency in a foreign exchange account. Companies may use these funds to import duty-free goods considered as part of the investment. Alternatively, it may import goods using foreign exchange bought in HUF. Companies are allowed to maintain foreign currency accounts at Hungarian banks where they keep their export receipts. Companies must receive permission from the National Bank before taking out a hard currency loan. In the fall of 1995, the Czech Parliament approved a Foreign Exchange Act which resulted in expanded convertibility of the Czech crown. In May of 1997, the CNB board canceled the fluctuation band for the Czech crown's exchange rate (which had been set at +/-7.5 percent in February 1996). The board also decided to abandon the previously used currency basket (65 percent German Mark (DEM), 35 percent USD) and peg the crown to the DEM. As of July 1997, the exchange rate was roughly 31 crowns to the U.S. dollar and 17 to 19.50 per 1 DEM.

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

         Political and Economic Environment. Central and Eastern Europe is generally considered by international investors to be an emerging market. There can be no assurance that political, economic, social and other developments in these emerging markets will not have an adverse effect on the market value and potential future liquidity of our Common Stock. In general, investing in the securities of issuers with substantial operations in markets such as Central and Eastern Europe involves a higher degree of risk than investing in the securities of issuers with substantial operations in the United States and other similar jurisdictions. Our Company is organized under the laws of the State of Nevada. Although holders of record of our Common Stock will be able to effect service of process in the United States upon us and may be able to effect service of process upon our directors, due to the fact that we are primarily a holding company which holds between 50% and 60% of all the outstanding equity securities of our Central and European based subsidiaries, substantially all of the assets of our Company are located outside the United States. As a result, it may not be possible for stockholders to enforce against our assets judgments of United States courts predicated upon the civil liability provisions of United States laws. In addition, awards of punitive damages in actions brought in the United States or elsewhere may not be enforceable in any country of Central and Eastern Europe.

         Agreements  with Green Globe,  LLC. In December,  1997, we entered into certain  agreements  with Green Globe,  LLC, a Connecticut  based  environmental company controlled by David Green. Pursuant to the terms of this agreement, Green Globe, LLC ("Green Globe") agreed to provide all of the equipment and services, including training, mobilization, conversion to in-country technical standards and specifications with respect to all "low temperature thermal desorption" soil remediation projects generated through our Company's business network in Central and Eastern Europe (the "CEE"). In return for this commitment, we agreed to share profits, after deduction of costs and expenses, equally with Green Globe. In order to facilitate entry into Hungary of the capital equipment comprising the low temperature thermal desorption unit ("LTTD"), our Hungarian subsidiary, CEVA Hungary, entered into an equipment lease arrangement with Green Globe with the proviso that our original agreement would control and govern our relationship. Under the lease agreement, CEVA Hungary committed to make lease payments to Green Globe to amortize the cost of the LTTD Unit and to cover certain mobilization costs. The first project we obtained in Hungary for the LTTD equipment unit was the remediation of soil in municipal District XVIII in the City of Budapest requiring the remediation of approximately 32,000 tons of soil. The LTTD soil remediation work on the project for District XVIII was completed in December, 1998, but full payment has not yet been received. Accordingly, the equipment rental payments of CEVA Hungary and any profit-sharing payments due from us to Green Globe have not been made. We have commenced legal process against the municipal District XVIII in the Hungarian courts to recover the approximately $1,000,000 due us pursuant to this contract. Because of this delay in receipt of payments, our Hungarian subsidiary, CEVA Hungary, has failed to make the required lease payments to Green Globe. There can be no assurances that our relationship with Green Globe to provide soil remediation with its Budapest-based LTTD equipment unit will continue. In the event Green Globe terminates its contracts with us and our Hungarian subsidiary and/or removes the LTTD equipment unit from Budapest, Hungary, such actions will have a material adverse effect on our results of operations, financial condition, business and prospects.

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

         Additional Financing. We will require additional financing although we have no current arrangements to obtain any additional financing. No assurance can be given that such additional financing will be available on terms that are satisfactory to us, if they are available at all.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION.

                      SELECTED CONSOLIDATED FINANCIAL DATA


The selected consolidated financial data set forth below with respect to (i) the consolidated statements of income for the fiscal years ended December 31, 1998 and 1997, and (ii) the consolidated balance sheets at December 31, 1998 and 1997 are derived from the consolidated financial statements for CEVA International, Inc., a Delaware corporation which merged with and into the Company as of May 10, 1999, which have been examined by Rosenberg Rich Baker Berman & Company, independent certified public accountants, all of which financial statements are included elsewhere herein, are qualified by reference to such financial statements, and should be read in conjunction with such financial statements and the notes thereto.

The selected consolidated financial data set forth below with respect to (i) the period ended September 30, 1999, and (ii) the period ended September 30, 1998 are derived from unaudited consolidated financial statements for the Company and for CEVA International, Inc. ("CEVA Delaware"), a Delaware corporation, respectively. The results of operation for the nine months ended September 30, 1999, should not be regarded as indicative of the results of operations for the year ending December 31, 1999. All amounts are in $-thousands except for any share data. The historical number of shares outstanding has been adjusted to take into account a 3.692488:1 stock split for CEVA-Delaware's common stock effected in May 1999.

On May 10, 1999, the Company, then known as ORO Bueno Inc., after divesting itself of all operations, all assets except for a cash depository in the amount of approximately $500,000, and substantially all liabilities, extended an offer to all holders of the common stock of CEVA Delaware to exchange their shares into newly to be issued common stock of the Company, and CEVA Delaware merged into the Company. The operations of the newly combined entity are comprised solely of the operations of CEVA Delaware. Therefore, the discussion ensuing below pertains to the operations of CEVA Delaware for the prior fiscal periods until the date of the merger, and to the operations of the Company thereafter.

                          Year Ended Nine Months Ended
                           December 31, September 30,
                                                       (Unaudited)
Consolidated Income Statement Data:   1998       1997         1999         1998
         Revenues ................$  1,950 $    1,003   $    1,459   $    1,428
Cost of goods sold.................  1,436        496          954        1,233
         Gross profit..............    514       507           505          194

         Operating income (loss).     (564)      (269)        (339)        (570)
         Net income (loss)..........  (408)      (292)        (725)        (624)

         Earnings (loss) per share$  (0.05)  $   (0.04)  $   (0.08)   $   (0.08)
         Shares used in computing per
         share data               7,385,000   7,385,000   8,662,000    7,385,000


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


                                  At December 31,         At September 30,
Consolidated Balance Sheet Data:       1998       1997          1999
   Working Capital............... $   (896)  $     85      $    (983)
    Total assets................      5,196       847           4,344
    Total current liabilities...      2,419       440           2,472
   Shareholders'equity (impairment)$   (900)  $  (546)   $        (30)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

CEVA International, Inc. specializes in the application of waste-to-energy alternative fuel and environmental remediation technologies. Its primary target market and current operations focus on Central and Eastern Europe, specifically Hungary, Czech Republic, and Romania. These countries not only have rapidly growing energy needs but at the same time are burdened with a legacy of significant problems in the areas of environmental pollution, coupled with a scarcity of technical and managerial know-how in trying to address these problems. However, the region is only now starting to develop and implement a regulatory, socio-economic and jurisdictional infrastructure on par with Western standards that can effectively deal with the legacy of decades of communist rule. This may on occasion create obstacles in the day-to-day management of a company which are not normally encountered in the developed world. During the last several years, we have succeeded in establishing a presence and creating a wide ranging network of business contacts and working relationships which facilitates this task and which management expects will bear fruit in the years to come. Despite this progress, however, and although basing its projects and operations on traditional and proven technologies, timing and success of individual projects often depend on factors beyond our control and the resulting uncertainties make reliable projections difficult. Our Company is pioneering new frontiers and must therefore be considered a company in transition.

Results of Operations for Nine Months Ended September 30, 1999 compared to Nine Months Ended September 30, 1998.

For the nine months ended September 30, 1999, we had gross revenues of $1,459,179 ($1,427,584 during the same period a year ago), substantially all of which was generated by our Hungarian subsidiary, CEVA Hungary. A major portion of the Hungary revenues is attributable to the City of Budapest District XVIII soil remediation project involving Low Temperature Thermal Desorption technology. A portion of the 1999 revenues of approximately $200,000 was delivered by the CIMUS Alternative Fuel project in Romania, significant because it represents our most promising revenue generating activity in that country.

Gross profits amounted to $505,389 for a 35% gross margin ($194,444 and 14% respectively in 1998). Margins fluctuate significantly from project to project depending upon local factors and individually negotiated terms, and any given reporting period's overall results are affected by the mix and timing of such projects. This volatility represents a major risk factor in predicting our future performance and will relatively diminish only upon our achieving revenue goals during the next two years when a larger number of projects are in progress and in combination contribute to a more level gross margin profile. After deducting operating expenses of $844,881 which were not materially higher than those incurred during the same period a year ago, we realized an operating loss of $339,492 (compared to an operating loss of $569,667 in 1998). Non-operating expenses totaled $345,692 after applying a credit of $88,915 for minority interests in the loss of consolidated subsidiaries and constitute primarily interest expenses and charges in connection with capital leases. The nine months period concluded with a net loss of $724,849 or $0.08 per share, compared to a loss of $624,171 or $0.08 per share for the nine months period in 1998.


Results of Operations for the Year Ended December 31, 1998 compared to the Year Ended December 31, 1997

The fiscal year's results, in comparison to the prior year, were primarily determined by a combination of significantly higher revenues that increased by 94% from $1,003,388 to $1,950,256 and a decrease in the overall gross profit margin. As mentioned above, margins fluctuate significantly from project to project depending upon local factors and individually negotiated terms. As a result, total gross profits increased only slightly, from $507,473 to $514,069. Revenues in 1998 were supplied almost exclusively by our Hungarian subsidiary. Operations in Romania and Czech Republic, currently the two other main target markets, were still in their infancy and are not expected to generate significant income before the year 2000.

Operating expenses increased sharply, from $776,465 in 1997 to $1,078,742 in 1998. The increases were primarily in the areas of personnel and travel expenses, reflecting the expanded operations and build-up of infrastructure. In view of relatively unchanged gross profits the higher expenses in 1998 contributed to a larger net loss of $658,309 for the year ($291,817 in 1997). A reclassification in 1998 of $250,000 in notes payable into a capital lease agreement resulted in an extraordinary credit in the same amount, decreasing the overall net loss to $408,309 or $0.06 per share, compared to $0.04 per share in the preceding year.

Revenues during 1998 were primarily supplied by only two projects, i.e. the Nyirbogdany liquid alternative fuel processing facility operated by the Company at a refinery owned by the Hungarian gas and oil company MOL, and the City of Budapest District XVIII soil remediation project for which the Company shipped from the U.S. and installed in Hungary a Low Temperature Thermal Desorption equipment. During the year, we invested considerable time and effort in the further development and exploratory negotiations in its Hungarian and Romanian markets, and the procurement of necessary permits issued by the respective local and state government entities. As a result of these efforts, two further projects have advanced to a stage where significant revenues are expected for 1999 and beyond. These are the production of a proprietary, solid, waste-derived fuel to be used in a Duna-Drava Cement operated in Vac, Hungary, and the first project in Romania which will produce liquid alternative fuel from hazardous waste to be used in cement kilns, in this particular case in cooperation with S.C. CIMUS S.A., a privately-owned cement manufacturer. The resulting broadening of the revenue base is expected to materially improve our business outlook, predictability of future performance, and cash flows.

                         Liquidity and Capital Resources

The Company's liquidity remains strained because the level of operations and revenues is still not adequate to finance operations and the required infrastructure. In addition, the projects pursued by the Company necessitate significant investments in capital equipment that we largely financed through capital lease agreements. At September 30, 1999, the working capital deficit amounted to $983,111 as compared with a deficit of $896,403 at December 31, 1998. Cash flow from operations during the nine months in 1999 totaled negative $941,514 which was largely offset by a cash inflow of $945,310 from financing activities, primarily through the issuance of common stock.

Management's plans with regard to the satisfaction of future cash needs until cash flows from operations are sufficient to finance further growth center around the infusion of additional equity capital by a combination of private placements and, possibly, a secondary public offering.

ITEM 3.           DESCRIPTION OF PROPERTY.

Our corporate headquarters offices are located at 75-77 North Bridge Street, Somerville, New Jersey 08876. Currently, we do not pay any rent to utilize these facilities which have been provided free of charge by one of our directors. However, we expect to commence paying some rent and facilities charges during the year 2000.

    ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

                             PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding beneficial ownership of our Common Stock, as of the date hereof, by (i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (ii) each director of the Company, (iii) each officer of the Company and (iv) all directors and executive officers as a group.

                                                         Percentage
Name                       Number of  Shares (1)     Beneficially Owned
-------------               ----------------         -------------------

Herbert G. Case, Jr.           7,015,809                    71.42%
President, Chief Executive
Officer and Director
Budapest, Hungary

Joseph J. Tomasek                184,612                     1.88%
Vice President/General
Counsel and Director
Verona, New Jersey

Robert Van Pelt                  184,612                     1.88%
Secretary and Director
New Hope, Pennsylvania

Robert M. Long                   639,994                     6.52%
Rhinebeck, New York

All Officers and Directors     7,385,033                     75.18%
as a Group (3 persons)

----------------------------------------
(1) Except as otherwise indicated, we believe that the beneficial owners of Common Stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person or group holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person or group.

ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Our directors and officers are as follows:

Name

Herbert G. Case, Jr.       56   President, Chief Executive Officer, Director
Robert Van Pelt            51   Secretary, Director
Joseph J. Tomasek          52   Vice President, Director

Herbert G. Case, Jr., President,  Chief Executive Officer and Director. Mr.
Case founded the Company in 1991. Prior to his founding the Company, Mr. Case developed several United States based environmental services and alternative fuel processing companies over a 20 year span. In 1992, Mr. Case sold these companies to a consortium that included Waste Management USA and the Swiss cement conglomerate, Holderbank.

Robert Van Pelt, Secretary and Director. Mr. Van Pelt has been an officer and director of the Company since 1997. Mr. Van Pelt is the owner and founder of Bedminster Financial Group, Ltd. of New Hope, Pennsylvania, an investment banking and brokerage firm that is a member of the National Association of Securities Dealers, Inc. Mr. Van Pelt holds a degree in Business Administration from Columbia University.

     Joseph J. Tomasek, Vice President and Director. Mr. Tomasek has been an officer and director of the Company since 1997. Mr. Tomasek is engaged in the private practice of corporate finance and securities law and has managed his own firm since 1992. Mr. Tomasek holds a Bachelor of Arts Degree and Juris Doctor Degree from Seton Hall University as well as a graduate degree in European Studies from the European Studies Institute in Strasbourg, France.

ITEM 6.           EXECUTIVE COMPENSATION.

                  None of the officers or directors of the Company have an employment agreement with the Company. As well, no officer or director has received any salary during the prior two fiscal years or for the current fiscal year except, however, the Company has paid expenses for Mr. Herbert G. Case, Jr. in the approximate amount of $12,000 during such fiscal years.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

                  Joseph J. Tomasek, an officer and director, who serves as general counsel for the Company was paid $63,708.69 in legal fees and expenses during calendar year 1999 by the Company.

ITEM 8.           LEGAL PROCEEDINGS.

                  The Company is not involved in any legal proceedings except it has commenced a civil action against the Municipal District XVIII government of Budapest, Hungary to recover approximately $1,000,000 of contract payments, plus interest, and for other consequential damages.

ITEM 9.           MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

                  Although we have a trading symbol, "OROB", there is no public trading market for our Common Shares.

                  Currently we have two (2) warrants outstanding to purchase 25,000 shares of our Common Stock, at a warrant exercise price of $1.00 per share, exercisable during a three year period. As well, we have two Convertible Promissory Notes outstanding whose holders may convert an aggregate $25,000 of principal debt into a maximum of 50,000 shares of our Common Stock. These notes do not provide for the payment of any interest and are automatically convertible into the Common Shares as aforesaid on their respective six month anniversary dates. We have agreed to register the Common Shares underlying the above identified warrants by filing a registration statement under the Securities Act of 1933, as amended, on or before March 1, 2000.

                  There are currently 62 holders of our Common Stock. Some of these shareholders may have beneficially owned their shares for a period in excess of one year and, accordingly, may under certain circumstances sell their Company Common Shares pursuant to Rule 144.

                  We have never paid dividends on our outstanding securities and do not expect to do so in the foreseeable future.

         ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

                  On April 6, 1999, ORO Bueno, Inc., the predecessor to our Company, completed the placement of 550,000 shares of our Common Stock to several accredited investors in New York pursuant to a private placement offering conducted in accordance with Rule 504 of Regulation D for the subscription price of $1.00 per share and received $550,000 in gross proceeds from this offering.

                  In connection with the merger of CEVA International, Inc., a Delaware corporation, with and into ORO Bueno, Inc., a Nevada corporation, which occurred on May 10, 1999, CEVA International, Inc. shareholders exchanged their Common Shares in said corporation for Common Shares of ORO Bueno, Inc. in a transaction based upon the private offering exemption provided by Section 4(2) of the Securities Act of 1933, as amended.

                   Pursuant  to  two  private   placement   investments  by  two
                  accredited investors, in November, 1999, we delivered two (2) convertible promissory notes in the aggregate principal amount of $25,000, automatically convertible into Common Shares of our Company at the conversion rate of $.50 per share on the six month anniversary dates of these notes; in addition, each of the accredited investors received a warrant to purchase an aggregate 25,000 shares of our Common Stock at the exercise price of $1.00 per share, exercisable at any time over a three year period commencing upon the warrant issue date. These Convertible Promissory Notes and Common Stock Purchase Warrants were placed with the accredited investors pursuant to the private placement exemption afforded to the Company by
                  Section 4(2) of the Securities Act of 1933, as amended.

ITEM 11.          DESCRIPTON OF SECURITIES.

     CEVA International, Inc. (the "Company") is currently authorized by its Articles of Incorporation to issue an aggregate 100,000,000 shares of Common Stock $.001 Par Value ("Common Stock").

Common Stock

         The holders of shares of our Common Stock are entitled to one vote per share held on all matters submitted to a vote of shareholders of the Company. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the dissolution or liquidation of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities of the Company as well as all required prior payments with respect to any outstanding shares of Common Stock.

         The holders of Common Stock do not have any subscription, redemption or conversion rights, nor do they have any preemptive or other rights to acquire or subscribe for additional unissued or treasury shares.

Redeemable Non-Preferred Stock ("Preferred Stock")

         Herbert G. Case, Jr. has converted his outstanding loans to CEVA International, Inc. in the approximate amount of $1,000,000 into 20 shares of Preferred Stock. The Preferred Stock has the following rights, privileges and designations:

                      (1) each share of Redeemable Non-Dividend Preferred Stock shall have a Liquidation Value, or Stated Value of $50,000;

                      (2) the Redeemable Non-Dividend Preferred Stock shall have liquidation rights superior to the Common Stock of the Company and shall be superior to all other series or issuances of the stock of the Company;

                      (3) the Company shall be obligated to redeem all or part of the Redeemable Non-Dividend Preferred Stock outstanding in the event the Company has earned after-tax profits during any previous fiscal year in an amount equal to or greater than One Million ($1,000,000.00) Dollars, determined in accordance with generally accepted accounting principles, consistently applied (the "After Tax Profit"), calculated as follows: the Company shall redeem for cash that number of shares of Redeemable Non-Dividend Preferred Stock whose aggregate Stated Value is equal to twenty-five (25%) percent of the After Tax Profit; for example, in the event the Company earns $1,200,000 in After Tax Profit during a prior fiscal year, the Company will be obligated to redeem 6 shares of the Redeemable Non-Dividend Preferred Stock outstanding ($1,200,000 X 25% = $300,000, divided by $50,000, the Stated Value, = 6 shares of Redeemable Non-Dividend Preferred Stock);

                      (4) the Redeemable Non-Dividend Preferred Stock shall not be entitled to receive any preference or fixed rate of dividend and shall only be entitled to participate in any cash or stock dividend after the holders of the shares of Common Stock of the Company have received such dividend;

                      (5) the Redeemable Non-Dividend Preferred Stock shall be entitled to be paid out of the assets of the Company upon liquidation prior to any distribution or payment to the holders of the shares of the Commo
 Stock of the Company;

                      (6)  the  holders  of  the  Redeemable   Non-Dividend
Preferred Stock shall have no right to vote at or participate in any meeting of the stockholders of the Company and shall have voting rights only in certain enumerated and extraordinary events.

ITEM 12.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

                  The Nevada Revised Statutes and the Company's Articles of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 13.          FINANCIAL STATEMENTS.

                  The following financial statements are included herein:

                  Audited Financial Statements for the Fiscal Years Ended December 31, 1998 and December 31, 1997.

                  Unaudited Financial Statements for the Nine Months Ended September 30, 1999 and September 30, 1998.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

                  None

ITEM 15.          EXHIBITS.

Exhibit No.       Document Description

       2.1        Agreement and Plan of Merger, dated March 29, 1999
       2.2        Articles of Merger, dated April 23, 1999
       2.3        Certificate of Merger, dated April 26, 1999
       3.1        Articles of Incorporation  of  Oro Bueno, Inc., dated
                  January 30, 1994
       3.2 Certificate of Amendment of Articles of Incorporation of Oro Bueno, Inc., dated July 10, 1997
       3.3 Amended and Restated Articles of Incorporation of Oro Bueno, Inc., dated April 24, 1999.
       3.4 Bylaws of CEVA International, Inc., a Nevada corporation 10.1 Loan and Master LTTD Services Agreement with Green Globe LLC, dated December 6, 1997
       10.2 Lease Agreement between Green Globe LLC and CEVA Hungary, dated June 5, 1998
       10.3 Joint Venture and Shareholder Agreement with CEVA and CEVA Hungary, et al, dated October 16, 1995
       10.4 Service Agreement by and between the Research and Development Directorate, Hungarian Oil & Gas Rt. and CEVA, dated September 24, 1996
       10.5 Service Agreement by and between the Hungarian Oil and and Gas Company and CEVA, dated 1997
       10.6 Guarantee Agreement by and between CEVA and CEVA Ltd, dated June 5, 1998

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  CEVA International, Inc.
Date:  December 23, 1999          By:s/s Herbert G. Case, Jr.
                                        Herbert G. Case, Jr.
                                  Its: President and Chief Executive Officer
                                        Acting Chief Financial Officer


Signature                                 Title                      Date
----------------                         ------                     -------
s/s Herbert G. Case, Jr.  President,
   Herbert G. Case, Jr.             Chief Executive Officer   December 23, 1999
                                    Acting Chief Financial Officer
                                    Director

s/s Joseph J. Tomasek               Vice President and
    Joseph J. Tomasek               Director                  December 23, 1999


s/s  Robert Van Pelt__              Treaasurer and            December 23, 1999
   Robert Van Pelt                  Director
ceva10-sb

                     Ceva International, Inc. and Subsidiary
                           Consolidated Balance Sheets
                               September 30, 1999
                                   (Unaudited)


           Assets
Current Assets
     Cash                                                                                                 $           53,894
     Accounts receivable                                                                                           1,398,798
     Inventory                                                                                                        28,038
     Prepaid expenses                                                                                                  7,904
                                                                                                            ----------------
           Total Current Assets                                                                                    1,488,634

Due from related party                                                                                                 5,499
Loan receivable from stockholder                                                                                      23,986
Property and equipment (net of accumulated depreciation)                                                           2,618,930
Deferred charges (net of accumulated amortization)                                                                   200,000
Intangible assets (net of accumulated amortization)                                                                    1,548
Deferred income taxes                                                                                                  5,000
                                                                                                            ----------------
           Total Assets                                                                                            4,343,597
                                                                                                            ================

           Liabilities and Stockholders' Impairment
Current Liabilities
     Accounts payable and accrued expenses                                                                           864,967
     Current maturities of long-term debt                                                                            200,000
      Current maturities of capital leases                                                                         1,312,334
     Deferred credit                                                                                                  94,444
                                                                                                            ----------------
           Total Current Liabilities                                                                               2,471,745

Capital leases, net of current maturities                                                                          2,039,618
                                                                                                            ----------------
           Total Liabilities                                                                                       4,511,363
                                                                                                            ----------------

Minority interest in subsidiary                                                                                     (138,128)
                                                                                                            ----------------

Stockholders' Equity
   Preferred stock, $.001 par value 25,000,000 shares authorized:
       Series A - redeemable, non-dividend, $50,000 stated value per share, 100 shares authorized, 17 shares issued and outstanding ($850,000 redeemable preference in either
       cash or convertible to common shares)                                                                         850,000
   Common stock, $.001 par value; 100,000,000 common shares authorized; 9,823,165
       (post-split) and 1,000,000 (post-split) common shares issued and outstanding,
       respectively                                                                                                    9,823
     Additional paid-in capital                                                                                    2,220,517
     (Deficit)                                                                                                    (3,178,989)
     Accumulated other comprehensive income - Foreign currency translation adjustment                                 69,011
                                                                                                            ----------------

           Total Stockholders' Equity (Impairment)                                                                   (29,638)
                                                                                                            ----------------
           Total Liabilities and Stockholders' Equity                                                     $        4,343,597
                                                                                                            ================


See notes to the consolidated financial statements.

                     Ceva International, Inc. and Subsidiary
                Consolidated Statements of Operations and Deficit



                                                                                                   Nine Months Ended
                                                                                                  September 30, 1999
                                                                                          -----------------------------------
                                                                                               1999                1998
                                                                                          ---------------     ---------------
                                                                                               (Unaudited)         (Unaudited)
                                                                                         $                   $
Revenue                                                                                         1,459,179           1,427,584

Direct Costs                                                                                      953,790           1,233,140
                                                                                          ---------------     ---------------

Gross Profit                                                                                      505,389             194,444

Operating Expenses                                                                                844,881             764,111
                                                                                          ---------------     ---------------

(Loss) from operations                                                                           (339,492)           (569,667)
                                                                                          ---------------     ---------------

Other income (expense)

     Proceeds from sale of assets                                                                   6,563              20,682
     Interest expense                                                                            (530,502)           (178,486)
     Interest and other income                                                                     89,332              11,933
     Minority interest of consolidated subsidiary                                                  88,915              99,369
                                                                                          ---------------     ---------------

         Total Other Expense                                                                     (345,692)            (46,502)
                                                                                          ---------------     ---------------

(Loss) before provision for income taxes                                                         (685,184)           (616,169)

Provision for income taxes                                                                         39,665               8,002
                                                                                          ---------------     ---------------

Net (Loss)                                                                                       (724,849)           (624,171)
                                                                                          ---------------     ---------------

(Deficit), beginning of year                                                                   (2,454,140)         (2,045,831)
                                                                                          ---------------     ---------------

(Deficit), end of year                                                                   $     (3,178,989)   $     (2,670,002)
                                                                                          ===============     ===============

Loss per common share                                                                    $         (0.10)    $         (0.31)
                                                                                          ===============     ===============
                                                                                                6,953,173           2,000,000
Weighted average of common shares outstanding
                                                                                          ===============     ===============



See notes to the consolidated financial statements.

                     Ceva International, Inc. and Subsidiary
                      Consolidated Statements of Cash Flows


                                                                                                   Nine Months Ended
                                                                                                   September 30, 1999
                                                                                            ---------------------------------
                                                                                                 1999              1998
                                                                                            ---------------   ---------------
                                                                                                 (Unaudited)       (Unaudited)

Cash Flows From Operating Activities
    Net (loss)                                                                             $       (724,849) $       (624,171)

    Adjustments to reconcile net (loss) to net cash provided (used) by operating activities
      Depreciation and amortization                                                                 607,455           214,495
      Minority interest (income) of consolidated subsidiaries                                       (88,915)          (58,868)
      Gain on assets sold                                                                             6,563                 -

    Decreases (increases) in assets
      Accounts receivable                                                                          (227,453)         (654,284)
      Escrow funds receivable                                                                             -           198,000
      Inventory                                                                                      51,369           (59,555)
      Prepaid expenses                                                                                1,142            (5,661)

    Increases (decreases) in liabilities
      Accounts payable and accrued expenses                                                        (577,170)          760,610
      Deferred credit                                                                                10,344            84,110
                                                                                            ---------------   ---------------
         Net cash provided (used) by operating activities                                          (941,514)         (145,324)
                                                                                            ---------------   ---------------

Cash flows from investing activities
     Purchase of machinery and equipment                                                            (37,040)         (100,000)
                                                                                            ---------------   ---------------
         Net cash (used) by investing activities                                                    (37,040)         (100,000)
                                                                                            ---------------   ---------------

Cash flows from financing activities
     Proceeds from issuance of common stock                                                         969,296                 -
     Proceeds from borrowings                                                                             -           408,508
     Cash payments for acquisitions                                                                       -          (190,654)
     Loans made to officer                                                                          (23,986)                -
                                                                                            ---------------   ---------------
         Net cash provided by financing activities                                                  945,310           217,854
                                                                                            ---------------   ---------------

Foreign currency translation adjustment                                                              14,517            54,494
                                                                                            ---------------   ---------------

Net increase (decrease) in cash                                                                     (18,727)           27,024

Cash at beginning of period                                                                          72,621            27,442
                                                                                            ---------------   ---------------

Cash at end of period                                                                      $         53,894  $         54,466
                                                                                            ===============   ===============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes                                                                 $         22,985  $          8,202
                                                                                            ===============   ===============
Cash paid for interest                                                                     $        209,741  $        123,291
                                                                                            ===============   ===============



See notes to the consolidated financial statements.

                     Ceva International, Inc. and Subsidiary

                        Consolidated Financial Statements

                           December 31, 1998 and 1997

                     Ceva International, Inc. and Subsidiary
                 Index to the Consolidated Financial Statements
                           December 31, 1998 and 1997





                                                                     Page

Independent Auditors' Report........................................   1

Consolidated Financial Statements

     Consolidated Balance Sheets....................................   2

     Consolidated Statements of Operations and Deficit..............   3

     Consolidated Statements of Comprehensive Loss..................   4

     Consolidated Statements of Cash Flows..........................   5

     Notes to the Consolidated Financial Statements................. 6-10

Independent Auditors' Report on Additional Information..............  11

     Consolidating Balance Sheet - December 31, 1998 ...............  12

     Consolidating Statement of Operations and Deficit - Year Ended
      December 31, 1998                                               13

     Consolidating Balance Sheet - December 31, 1997................  14

     Consolidating Statement of Operations and Deficit - Year Ended
     December 31, 1997 .............................................  15

                          Independent Auditors' Report

To the Board of Directors and Stockholders of Ceva International, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Ceva International, Inc. as of December 31, 1998 and 1997 and the related consolidated statements of operations and deficit, comprehensive loss and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ceva International, Inc. and Subsidiary as of December 31, 1998 and 1997 and the results of their operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the Consolidated Financial Statements, the Company has incurred operating losses for a number of years and has a stockholders' impairment. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in the Notes to the Consolidated Financial Statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

[GRAPHIC OMITTED]





Bridgewater, New Jersey
July 28, 1999

                     Ceva International, Inc. and Subsidiary
                           Consolidated Balance Sheets



                                                                                                     December 31,
                                                                                       --------------------------------------
                                                                                             1998                 1997
                                                                                       ----------------     -----------------

           Assets
Current Assets
     Cash                                                                            $           72,621    $           27,442
     Accounts receivable (net of allowance for doubtful accounts of $0 and
       $109,061, respectively)                                                                1,171,345               298,967
     Escrow funds receivable                                                                          -               198,000
      Inventory                                                                                  79,407                     -
     Prepaid expenses                                                                             9,046                 1,498
      Prepaid acquisition costs                                                                 190,654                     -
                                                                                       ----------------     -----------------
           Total Current Assets                                                               1,523,073               525,907

Due from related party                                                                            5,499               101,818
Property and equipment (net of accumulated depreciation)                                      3,421,864               209,359
Intangible assets (net of accumulated amortization)                                               2,894                 5,195
Deferred charges (net of accumulated amortization)                                              237,500                     -
Deferred income taxes                                                                             5,000                 5,000
                                                                                       ----------------     -----------------
           Total Assets                                                                       5,195,830               847,279
                                                                                       ================     =================

           Liabilities and Stockholders' Impairment
Current Liabilities
     Accounts payable and accrued expenses                                                    1,442,137               427,990
     Current maturities of long-term debt                                                       200,000                11,733
     Current maturities of capital leases                                                       693,239                     -
      Deferred credit                                                                            84,100                     -
                                                                                       ----------------     -----------------
           Total Current Liabilities                                                          2,419,476               439,723

Long-term debt, net of current maturities                                                             -               238,267
Capital leases, net of current maturities                                                     2,630,625                     -
Loans payable to stockholder                                                                  1,094,588               685,843
                                                                                       ----------------     -----------------
           Total Liabilities                                                                  6,144,689             1,363,833
                                                                                       ----------------     -----------------

Minority interest in subsidiary                                                                 (49,213)               29,277

Stockholders' Equity
     Common stock, $.01 par value; 20,000,000 common shares
       authorized; 2,000,000 common shares issued and outstanding                                20,000                20,000
     Additional paid-in capital                                                               1,480,000             1,480,000
     (Deficit)                                                                               (2,454,140)           (2,045,831)
     Accumulated other comprehensive income - foreign currency
        translation adjustment                                                                   54,494                     -
                                                                                       ----------------     -----------------

           Total Stockholders' Equity (Impairment)                                             (899,646)             (545,831)
                                                                                       ----------------     -----------------
                                                                                     $        5,195,830    $          847,279
           Total Liabilities and Stockholders' Equity
                                                                                       ================     =================


See notes to the consolidated financial statements.

                     Ceva International, Inc. and Subsidiary
                Consolidated Statements of Operations and Deficit


                                                                                               Year Ended December 31,
                                                                                          -----------------------------------
                                                                                               1998                1997
                                                                                          ---------------     ---------------
Revenue                                                                                  $      1,950,256    $      1,003,388
Direct Costs                                                                                    1,436,187             495,915
                                                                                          ---------------     ---------------
Gross Profit                                                                                      514,069             507,473
                                                                                          ---------------     ---------------

Operating Expenses
    Wages                                                                                         391,345              12,095
    Travel                                                                                        179,372              65,577
    Bad debts                                                                                     151,401             185,906
    Depreciation and amortization                                                                  80,007              11,167
    Auto expenses                                                                                  37,824              35,760
    Telephone                                                                                      39,926              30,332
    International expenses                                                                         37,399             114,044
    Other expenditures                                                                             32,829               7,395
    Professional services                                                                          30,300             143,757
    Miscellaneous                                                                                  18,839             110,095
    Employee benefits                                                                              24,267              12,072
    Office expenses                                                                                16,530               9,118
    Officer's compensation                                                                         11,900              11,900
    Rent                                                                                            7,580               6,241
    Entertainment                                                                                   7,537               8,676
    Other taxes                                                                                     7,282               7,315
    Insurance                                                                                       4,009               3,593
    Advertising                                                                                       395               1,422
                                                                                          ---------------     ---------------
         Total operating expenses                                                               1,078,742             776,465
                                                                                          ---------------     ---------------
(Loss) from operations                                                                           (564,673)           (268,992)
                                                                                          ---------------     ---------------
Other income (expense)
      Interest expense                                                                           (179,988)            (39,515)
      Interest and other income                                                                    18,531                   -
    Minority interest in loss of consolidated subsidiary                                           78,490              16,890
                                                                                          ---------------     ---------------
Total other income (expense)                                                                      (82,967)            (22,625)
                                                                                          ---------------     ---------------
(Loss) before provision for income taxes                                                         (647,640)           (291,617)
Provision for income taxes                                                                        (10,669)               (200)
                                                                                          ---------------     ---------------
(Loss) before extraordinary item                                                                 (658,309)           (291,817)
Extraordinary item, cancelation of indebtedness, net of income tax
    effect of $0                                                                                  250,000                   -
                                                                                          ---------------     ---------------
Net (loss)                                                                                       (408,309)           (291,817)
(Deficit), beginning of year                                                                   (2,045,831)         (1,754,014)
                                                                                          ---------------     ---------------
(Deficit), end of year                                                                   $     (2,454,140)   $     (2,045,831)
                                                                                          ===============     ===============

(Loss) per share                                                                         $         (0.20)    $         (0.15)
                                                                                          ===============     ===============
Weighted average of common shares outstanding (restated for 1997)                               2,000,000           2,000,000
                                                                                          ===============     ===============


See notes to the consolidated financial statements.

                     Ceva International, Inc. and Subsidiary
                  Consolidated Statements of Comprehensive Loss






                                                                                                  Year Ended December 31,
                                                                                          ---------------------------------------
                                                                                                1998                   1997
                                                                                          ----------------       ----------------

Net (loss)                                                                          $             (408,309) $            (291,817)
                                                                                          ----------------       ----------------
Other comprehensive income
      Foreign currency translation adjustment (net of $0 tax effect)                                54,494                      -
                                                                                          ----------------       ----------------
Other comprehensive income                                                                          54,494                      -
                                                                                          ----------------       ----------------
Comprehensive loss                                                                  $             (353,815)              (291,817)
                                                                                          ================       ================







See notes to the consolidated financial statements.

                     Ceva International, Inc. and Subsidiary
                      Consolidated Statements of Cash Flows


                                                                                                       Year Ended December 31
                                                                                            ---------------------------------
                                                                                                 1998              1997
                                                                                            ---------------   ---------------
Cash Flows From Operating Activities
    Net (loss)                                                                             $       (408,309) $       (291,817)
    Adjustments to reconcile net (loss) to net cash provided (used) by operating activities
      Depreciation and amortization                                                                 285,993            11,167
      Minority interest in loss of consolidated subsidiaries                                        (78,490)          (16,890)
    Decreases (increases) in assets
      Accounts receivable                                                                          (872,378)          179,211
      Escrow funds receivable                                                                       198,000          (198,000)
         Inventory                                                                                  (79,407)                -
      Prepaid expenses                                                                               (7,548)            7,817
      Due from related party                                                                         96,319             9,420
    Increases (decreases) in liabilities
      Accounts payable and accrued expenses                                                       1,014,147          (203,758)
      Deferred credit                                                                                84,100                 -
                                                                                            ---------------   ---------------
         Net cash provided (used) by operating activities                                           232,427          (502,850)
                                                                                            ---------------   ---------------
Cash flows from investing activities
     Cash paid for machinery and equipment                                                         (100,000)         (209,580)
     Purchase of intangible assets                                                                        -            (5,195)
                                                                                            ---------------   ---------------
         Net cash (used) by investing activities                                                   (100,000)         (209,580)
                                                                                            ---------------   ---------------
Cash flows from financing activities
     Proceeds from stockholders' investment                                                               -           546,170
     Repayment of stockholders' loans                                                                     -           (81,941)
     Proceeds from borrowings                                                                       408,745           250,000
      Repayment of capital lease obligations                                                       (359,833)                -
      Cash payments for acquisition costs                                                          (190,654)                -
                                                                                            ---------------   ---------------
         Net cash provided (used) by financing activities                                          (141,742)          714,229
                                                                                            ---------------   ---------------
Effect of exchange rate changes on cash                                                              54,494                 -
                                                                                            ---------------   ---------------
Net increase (decrease) in cash                                                                      45,179           (23,918)
Cash at January 1                                                                                    27,442            51,360
                                                                                            ---------------   ---------------
Cash at December 31                                                                        $         72,621  $         27,442
                                                                                            ===============   ===============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes                                                                 $            200  $            200
Cash paid for interest                                                                     $        164,388  $         41,013
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND
     FINANCING ACTIVITIES
In 1997, the Company's bank credit line of $265,400 was exchanged for a  stockholder's  personal  bank loan which is included in loans payable to stockholders.

Capitalized lease obligations incurred for purchase of equipment in 1998:
      Equipment under capital lease                                                        $      3,044,561
      Deferred charge incurred                                                                      250,000
                                                                                            ---------------
                                                                                                  3,294,561
      Obligations under capital lease incurred                                                    3,294,561
                                                                                            ---------------
                                                                                           $              -
                                                                                            ===============

See notes to the consolidated financial statements.

                     Ceva International, Inc. and Subsidiary
                 Notes to the Consolidated Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

Nature of Organization
     Ceva International, Inc., a New Jersey corporation, was organized in 1991 to develop an Eastern European market presence in the waste technology management business. In that connection, the Company organized Ceva Hungary, a Hungarian corporation, which is 50% owned by Ceva International, Inc. with the remaining 50% thereof owned by Hungarian stockholders active in its business development. The Company's intentions are to create alternative fuel sources from industrial waste for use in the cement and other industries.

     The Company's financial statements have been prepared in conformity with principles of accounting applicable to a going concern.

     The Company has incurred large operating losses which have resulted in a stockholders impairment. Additional funds are needed to finance the equipment required for signed and proposed contracts to increase the level of business to cover the Company's operating expenses and create profits. Management has retained an investment banking firm which has assisted in merging the Company with a public "shell" Company and has raised $750,000 in private placements for working capital operating purposes. Additional capital raising efforts are also currently being held (see "SUBSEQUENT EVENTS"). In addition, the stockholder's loan has been recapitalized to stockholders' equity. Moreover, the Company has instituted controls to avoid future large bad debt losses.

Principles of Consolidation
     The accompanying consolidated financial statements include the accounts of the company and its 50% owned subsidiary. Intercompany transactions and balances have been eliminated in consolidation.

Inventory
     Inventories are valued at the lower of cost (determined on a first-in first-out basis) or market.

Depreciation and Amortization
     The cost of property and equipment is depreciated for financial reporting purposes on a straight-line basis over the useful lives of the assets which is 3 to 7 years. Repairs and maintenance which do not extend the useful lives of the related assets are expensed as incurred. Deferred charges in connection with LTTD contracts are being amortized over 10 years.

Income Taxes
     The Company is taxed as a "C" Corporation for federal and state purposes and deferred taxes are recognized for operating losses that are anticipated to offset future federal and state income taxes.

     The basic corporation income tax rate applicable to Ceva Hungary is 18% (1998:18%). In addition, a supplementary tax of up to 35% (1997:35%) is payable on dividends from post-1994 profits. The actual rate of supplementary tax depends on the residence of the recipient shareholder and the terms of the applicable tax treaty between Hungary and the relevant foreign country. A rate of up to 35% (1997:27%) applies to Hungarian shareholders.

Revenue Recognition
     Revenue is recognized in accordance with contracts as services are rendered.

Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification
     Certain amounts in 1997 have been reclassified to conform to the current year (1998) presentation.

                            Ceva International, Inc.
                 Notes to the Consolidated Financial Statements

CONCENTRATION OF BUSINESS AND CREDIT RISK

     At times throughout the year the Company may maintain certain bank accounts in excess of the FDIC and Hungarian limits.

     The Company has contracts with a small number of customers; the loss of one of the major ones would have a near-term severe impact on the Company.

 EQUIPMENT

     Equipment at cost, less accumulated depreciation consists of the following:


                                                   December 31,
                                         --------------------------------------
                                               1998                  1997
                                         -----------------     ----------------
       Equipment under capital lease    $        3,044,561   $          187,285
       Field and office equipment                  676,756               54,888
                                         -----------------     ----------------
         Subtotal                                3,721,317              242,173
       Less accumulated depreciation               299,453               32,814
                                         -----------------     ----------------
         Total                          $        3,421,864   $          209,359
                                         =================     ================

DUE FROM RELATED PARTY

     Due from related party represents advances to a corporation controlled by the same interests as the Company which are without a fixed maturity date and bear no interest.

LOAN PAYABLE-STOCKHOLDER

     A stockholder has advanced working capital to the Company. The advances of $1,094,588 and $967,549 at December 31, 1998 and 1997, respectively, are unsecured, with interest at 9.5% per annum effective January 1, 1998, and with no definitive repayment terms. The loan was reclassified into stockholders' equity pursuant to the subsequent merger of the Company into the public "shell" Company. (see "SUBSEQUENT EVENTS")

LONG-TERM DEBT

     Long-term debt is comprised of the following:

                                                                                                       December 31,
                                                                                             ---------------------------------
     Notes Payable                                                                                1998              1997
                                                                                             ---------------   ---------------
     Note payable to individual with interest at 12%,  payable monthly at $5,741 per month beginning June 1, 1998. This note is personally  guaranteed by a stockholder. This note was reclassified into a capital lease agreement in
      1998.                                                                               $              -  $        250,000
     Unsecured
     Note payable interest only at 12% per annum due in full on December 31,
      1999.  Interest rate shall increase to 24% per annum should balance not be settled by December 31, 1999.  The note is guaranteed by the principal
      stockholder.                                                                                 200,000                 -
        Less current maturities                                                                    200,000            11,733
                                                                                            ---------------   ---------------
     Long-term debt, net of current maturities                                             $              -  $        238,267
                                                                                            ===============   ===============

                                                               7

                            Ceva International, Inc.
                 Notes to the Consolidated Financial Statements

CAPITAL LEASES

     The Company leases certain equipment under capital leases expiring in various years through 2003. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset at the inception of the lease. The assets are amortized over the lower of their related lease terms or their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense in 1998 and 1997.



     Properties under capital leases are as follows:


                                                        December 31,
                                             ----------------------------------
                                                  1998               1997
                                             ---------------    ---------------

       Equipment under capital lease        $      3,044,561   $              -
       Less accumulated amortization                 216,989                  -
                                             ---------------    ---------------
         Total                              $      2,827,572   $              -
                                             ===============    ===============

     The following is a schedule of minimum lease payments due under capital leases as of December 31, 1998.


 Year Ending December 31,
   1999                                                          $    1,158,661
   2000                                                               1,110,652
   2001                                                               1,062,643
   2002                                                                 612,180
   2003                                                                 464,608
                                                                  -------------
   Total net minimum capital lease payments                           4,408,744
   Less amounts representing interest                                 1,084,880
                                                                  -------------
   Present value of net minimum capital lease payments                3,323,864
   Less current maturities of capital lease obligations                 693,239
                                                                  -------------
   Obligations under capital leases, excluding current maturities $   2,630,625
                                                                 ==============

     Interest rates on capitalized leases are 10% and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.

INCOME TAXES

     Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and state income tax purposes. The differences relate primarily to federal and state net operating losses. A valuation allowance was included because the state net operating loss carry forwards may expire unused. The valuation allowance on the tax benefit of net operating loss carry forwards increased $71,270 and $23,903 in the years ended December 31, 1998 and December 31, 1997.

     The major components of the Company's current and long-term deferred tax assets are as follows:


                                                    December 31,
                                       ---------------------------------------
                                             1998                  1997
                                       -----------------     -----------------
 Tax benefit of net operating
 loss carry forwards                $          250,000    $          178,730
 Less:  valuation allowance                      245,000               173,730
                                       -----------------     -----------------
 Net tax benefit of net operating
 loss carry forwards                               5,000                 5,000
 Current portion                                       -                     -
                                       -----------------     -----------------
   Long-term deferred tax asset       $            5,000    $            5,000
                                       =================     =================

                            Ceva International, Inc.
                 Notes to the Consolidated Financial Statements


INCOME TAXES, Continued

Income tax expense is comprised of the following:

                                                     December 31,
                                          -----------------------------------

                                          ---------------
                                               1998                1997
                                          ---------------     ---------------
       Current Provision                 $         10,669    $            200
       Deferred Benefit                                 -                   -
                                          ---------------     ---------------
         Total                           $         10,669    $            200
                                          ===============     ===============

       At December 31, 1998, the Company had $326,049 of federal net operating loss carryforwards available for income tax purposes which expire on December 31, 2018.

       At December 31, 1998, the Company had State net operating losses carry forwards available for income tax purposes as follows:


       Expiration December 31,
                      1999                    $        453,821
                      2000                             402,733
                      2001                             269,597
                      2002                             221,646
                      2003                             282,349
                      2004                             274,727
                      2005                             326,049
                                               ---------------
                           Total              $      2,230,922
                                               ===============

CONTINGENCIES

    A suit was instituted against the Company by a vendor which the Company is vigorously defending. The amount of the suit was accrued in a prior year and is recorded as an accounts payable in these consolidated financial statements.

PROFIT SHARING ARRANGEMENT/DEFERRED CHARGE

    The Company has entered into an agreement to share profits with a vendor on its Low Temperature Thermal Desorption (LTTD) contracts. The vendor also has the exclusive right to provide equipment and services that might be required under any LTTD contracts. This contract, implemented in 1997, has a term of ten years or may be terminated by mutual consent of the parties. In 1998, an advance by the vendor was included as part of the lease obligation and was recorded as a deferred charge of $250,000 which will amortize over the repayment terms of the lease. Amortization expense totaled $12,500 and $0 during the years ended December 31, 1998 and 1997, respectively.

                            Ceva International, Inc.
                 Notes to the Consolidated Financial Statements


EARNINGS PER SHARE

    In accordance with Financial Accounting Standards Board No. 128 "Earnings Per Share". Basic earnings per share amounts are computed based on the weighted average number of shares actually outstanding, after restating the number of shares outstanding in 1997 to be equal to 1998 outstanding shares. The number of shares used in the computations were 2,000,000 in 1998 and 1997.

FAIR VALUE OF FINANCIAL INSTRUMENTS


    Estimated fair values of the Company's financial instruments (all of which are held for nontrading purposes) are as follows:


                                  December 31,
                        ----------------------------------------------------------------
                                      1998                             1997
                        --------------------------------   -----------------------------
                           Carrying                          Carrying
                            Amount          Fair Value        Amount        Fair Value
                        ---------------   --------------   -------------   -------------
 Cash and short-term
   investments          $         72,621 $         72,621  $       27,442 $        27,442
 Accounts receivable           1,171,345        1,171,345         298,967         298,967
 Accounts payable and
   accrued expenses            1,442,137        1,442,137         427,990         472,990
 Long-term debt                2,630,625        2,630,625         238,267         238,627
 Loan payable to
  stockholder                  1,094,588        1,094,588         685,843         685,843

     The carrying amount approximates fair value for cash and short-term instruments. For accounts receivable fair values are estimates based on relevant market conditions. The fair value of accounts payable and accrued expenses, long-term debt and loan payable to stockholder is based on current rates at which the Company could borrow funds with similar remaining maturities.


SUBSEQUENT EVENTS

     On May 10, 1999, Ceva International, Inc. (the "Company" or "Ceva") merged with a Nevada corporation whereby each issued and outstanding share of the Company's common and preferred stock was exchanged for one similar share of the Nevada corporation. Stock splits for both companies took place prior to the exchange. The surviving Nevada corporation changed its name upon completion of the merger to Ceva International, Inc. The shareholders of Ceva retained an approximate 79% controlling interest in the new Company. The transaction is considered a recapitalization of Ceva for accounting purposes and all financial information regarding operations will be that of Ceva. In anticipation of the merger, the Nevada corporation engaged in a private placement in early 1999, pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act") provided by Rule 504 of Regulation D promulgated under the 1933 Act, raising gross proceeds of $550,000. Fees incurred in 1998 and associated with the merger regarding legal, underwriting, promotion, accounting and auditing as well as other various expenses have been capitalized as prepaid acquisition costs on the balance sheet. These costs will be offset in 1999 against Additional Paid-in Capital.

                       Independent Auditors' Report on Additional Information


To the Board of Directors and Stockholders of Ceva International, Inc. and Subsidiary


Our  report  on  our  audits  of  the   consolidated   balance  sheets  of  Ceva
International, Inc. and Subsidiary as of December 31, 1998 and 1997 and consolidated statements of operations and deficit, comprehensive loss and cash flows for the years then ended, appears on page 1. Our audits were made for the purpose of forming an opinion on the above referenced consolidated financial statements taken as a whole. The additional information on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the above referenced consolidated financial statements and, in our opinion, is fairly stated in all material respects.

[GRAPHIC OMITTED]




Bridgewater, New Jersey
July 28, 1999

                     Ceva International, Inc. and Subsidiary
                           Consolidating Balance Sheet

                                                                                  December 31, 1998
                                                     ---------------------------------------------------------------------------
                                                          Ceva                                  DR (CR)           Consolidated
                                                      International       Ceva Hungary        Elimination            Totals
                                                     ---------------     ---------------    ---------------     ----------------
  Assets
Current Assets
  Cash                                                     11,379    $         61,242   $              -    $          72,621
  Accounts receivable (net of allowance for
    doubtful accounts of $0)                              207,923             963,422                  -            1,171,345
  Inventory                                                     -              79,407                  -               79,407
  Due from Ceva International Inc.                              -             166,839           (166,839)                   -
  Prepaid expenses                                              -               9,046                  -                9,046
  Prepaid acquisition costs                               190,654                   -                  -              190,654
                                                     -------------     ---------------    ---------------     ----------------
       Total Current Assets                               409,956           1,279,956           (166,839)           1,523,073

Due from related party                                      5,499                   -                  -                5,499
Property and equipment (net of accumulated
  depreciation)                                           298,850           3,123,014                  -            3,421,864
Investment in Ceva Hungary                                 53,833                   -            (53,833)                   -
Deferred charges (net of accumulated amortization)        237,500                   -                  -              237,500
Intangible assets (net of accumulated amortization)             -               2,894                  -                2,894
Deferred income taxes                                       5,000                   -                  -                5,000
                                                     ---------------     ---------------    ---------------     ----------------
         Total Assets                                   1,010,638           4,405,864           (220,672)           5,195,830
                                                     ===============     ===============    ===============     ================

     Liabilities and Stockholders' Equity
Current Liabilities
     Due to Ceva Hungary                                    166,839                   -            166,839                    -
     Accounts payable and accrued expenses                  417,115           1,025,022                  -            1,442,137
     Current maturities of long-term debt                   200,000                   -                  -              200,000
     Current maturities of capital leases                         -             693,239                  -              693,239
     Deferred credit                                              -              84,100                  -               84,100
                                                     ---------------     ---------------    ---------------     ---------------
         Total Current Liabilities                          783,954           1,802,361            166,839            2,419,476

Capital leases, net of current maturities                         -           2,630,625                  -            2,630,625
Loans payable to stockholder                              1,094,588                   -                  -            1,094,588
                                                    ---------------     ---------------    ---------------     ----------------
         Total Liabilities                                1,878,542           4,432,986            166,839            6,144,689
                                                    ---------------     ---------------    ---------------     ----------------
Minority interest in subsidiary                                  -                   -             49,213              (49,213)
                                                    ---------------     ---------------    ---------------     ----------------
Stockholder's Equity
  Common stock, $.01 par value; 20,000,000
    common shares                                            20,000             100,000            100,000               20,000
    authorized; 2,000,000 common shares
    issued and outstanding
 Additional paid-in capital                               1,480,000                   -                  -            1,480,000
 (Deficit)                                               (2,367,904)           (181,616)           (95,380)          (2,454,140)
Accumulated other comprehensive income
 - Foreign currency translation adjustment                        -              54,494                  -               54,494
                                                      ---------------     ---------------    ---------------     ----------------
Total Stockholders' Equity (Impairment)                    (867,904)            (27,122)             4,620             (899,646)
                                                      ---------------     ---------------    ---------------     ----------------
Total Liabilities and Stockholders' Equity          $      1,010,638    $      4,405,864   $        220,672    $       5,195,830
                                                      ===============     ===============    ===============     ================

                     Ceva International, Inc. and Subsidiary
                Consolidating Statement of Operations and Deficit
                          Year Ended December 31, 1998




                                                             Ceva             Ceva             DR (CR)         Consolidated
                                                         International       Hungary         Elimination          Totals
                                                        ---------------  ---------------   ---------------   ----------------
Revenue                                                $        140,433 $      1,809,823  $              -  $       1,950,256
Direct Costs                                                          -        1,436,187                 -          1,436,187
                                                        ---------------  ---------------   ---------------   ----------------
Gross Profit                                                    140,433          373,636                 -            514,069
                                                        ---------------  ---------------   ---------------   ----------------
Operating Expense
     Wages                                                       95,192          296,153                 -            391,345
     Travel                                                     179,372                -                 -            179,372
     Bad debts                                                  151,401                -                 -            151,401
     Depreciation and amortization                               69,004           11,003                 -             80,007
     Auto expenses                                               37,824                -                 -             37,824
     Telephone                                                   39,926                -                 -             39,926
     International expenses                                      37,399                -                 -             37,399
     Other expenditures                                           4,944           27,885                 -             32,829
     Professional services                                       30,300                -                 -             30,300
     Miscellaneous                                                    -           18,839                 -             18,839
     Employee benefits                                           24,267                -                 -             24,267
     Office expenses                                             16,530                -                 -             16,530
     Officer's compensation                                      11,900                -                 -             11,900
     Rent                                                             -            7,580                 -              7,580
     Entertainment                                                7,537                -                 -              7,537
     Other taxes                                                  7,282                -                 -              7,282
     Insurance                                                    4,009                -                 -              4,009
     Advertising                                                    395                -                 -                395
     Management services                                              -          100,000          (100,000)                 -
                                                        ---------------  ---------------   ---------------   ----------------
         Total operating expense                                717,282          461,460          (100,000)         1,078,742
                                                        ---------------  ---------------   ---------------   ----------------
(Loss) from operations                                         (576,849)         (87,824)         (100,000)          (564,673)
                                                        ---------------  ---------------   ---------------   ----------------
Other income (expense)
      Interest expense                                         (116,261)         (63,727)                -           (179,988)
      Management fee income                                     100,000                -           100,000                  -
      Interest and other income                                  13,292            5,239                 -             18,531
     Minority interest in loss of
         consolidated subsidiary                                      -                -            78,490             78,490
                                                        ---------------  ---------------   ---------------   ----------------
Total other income (expense)                                     (2,969)         (58,488)          178,490            (82,967)
                                                        ---------------  ---------------   ---------------   ----------------
Income (loss) before provision for income taxes                (579,818)        (146,312)           78,490           (647,640)
Provision for income taxes                                            -          (10,669)                -            (10,669)
                                                        ---------------  ---------------   ---------------   ----------------
Income (loss) before extraordinary item                        (579,818)        (156,981)           78,490           (658,309)
Extraordinary item, cancelation of
     indebtedness, net of income tax effect of $0               250,000                -                 -            250,000
                                                        ---------------  ---------------   ---------------   ----------------
         Net income (loss)                                     (329,818)        (156,981)           78,490           (408,309)
Retained earnings (deficit), beginning of year               (2,038,087)         (24,634)           16,890         (2,045,831)
                                                        ---------------  ---------------   ---------------   ----------------
Retained earnings (deficit), end of year               $     (2,367,905)$       (181,615) $         95,380  $      (2,454,140)
                                                        ===============  ===============   ===============   ================

                     Ceva International, Inc. and Subsidiary
                           Consolidating Balance Sheet
                                December 31, 1997


                                                      Ceva                                  DR (CR)           Consolidated
                                                  International       Ceva Hungary        Elimination            Totals
                                                 ---------------     ---------------    ---------------     ----------------
     Assets
Current Assets
     Cash                                                (10,261)   $         37,703   $              -    $          27,442
     Accounts receivable (net of allowance
      for doubtful accounts of $109,061)                 173,021             125,946                  -              298,967
     Escrow funds receivable                             198,000                   -                  -              198,000
     Due from Ceva Hungary                                63,705                   -            (63,705)                   -
     Deposit                                              52,000                   -            (52,000)                   -
     Prepaid expenses                                          -               1,498                  -                1,498
                                                 ---------------     ---------------    ---------------     ----------------
         Total Current Assets                            476,465             165,147           (115,705)             525,907

Due from related party                                   101,818                   -                  -              101,818
Property and equipment (net of accumulated depreciation)   5,354             204,005                  -              209,359
Investment in Ceva Hungary                                53,833                   -            (53,833)                   -
Intangible assets (net of accumulated amortization)            -               5,195                  -                5,195
Deferred income taxes                                      5,000                   -                  -                5,000
                                                        --------     ---------------    ---------------     ----------------
         Total Assets                                    642,470             374,347           (169,538)             847,279
                                                        ========     ===============    ===============     ================

     Liabilities and Stockholders' Equity
Current Liabilities
     Due to Ceva International, Inc.                           -              63,705             63,705                    -
     Accounts payable and accrued expenses               276,656             151,334                  -              427,990
     Current maturities of long-term debt                 11,733                   -                  -               11,733
                                                        --------     ---------------    ---------------     ----------------

         Total Current Liabilities                       288,389             215,039             63,705              439,723

Due to Ceva International, Inc.                                -              52,000             52,000                    -
Long term debt, net of current maturities                238,267                   -                  -              238,267
Loans payable to stockholder                             653,901              31,942                  -              685,843
                                                   --------------     ---------------    ---------------     ---------------
         Total Liabilities                             1,180,557             298,981            115,705            1,363,833
                                                  --------------     ---------------    ---------------     ----------------
Minority interest in subsidiary                                -                   -            (29,277)              29,277
                                                  --------------     ---------------    ---------------     ----------------
Stockholders' Equity
     Common  stock,  $.01  par  value;   20,000,000  common  shares  authorized;
        2,000,000 common shares issued and
         outstanding                                     20,000             100,000            100,000               20,000
     Additional paid-in capital                       1,480,000                   -                  -            1,480,000
     (Deficit)                                       (2,038,087)            (24,634)           (16,890)          (2,045,831)
                                                   ---------------     ---------------    ---------------     ----------------
     Total Stockholders' Equity (Impairment)           (538,087)             75,366             83,110             (545,831)
                                                   ---------------     ---------------    ---------------     ----------------
     Total Liabilities and Stockholders' Equity  $        642,470    $        374,347   $        169,538    $         847,279
                                                   ===============     ===============    ===============     ================

                     Ceva International, Inc. and Subsidiary
                Consolidating Statement of Operations and Deficit
                          Year Ended December 31, 1997



                                                        Ceva             Ceva             DR (CR)         Consolidated
                                                    International       Hungary         Elimination          Totals
                                                   --------------  ---------------   ---------------   ----------------
Revenue                                                   386,968 $        616,420  $              -  $       1,003,388
Direct Costs                                               35,000          460,915                 -            495,915
                                                   --------------  ---------------   ---------------   ----------------
Gross Profit                                              351,968          155,505                 -            507,473
                                                   --------------  ---------------   ---------------   ----------------
Operating Expense
     Bad debts                                            185,906                -                 -            185,906
     International expenses                               114,044                -                 -            114,044
     Professional services                                 94,174           49,583                 -            143,757
     Travel                                                65,577                -                 -             65,577
     Auto expenses                                         35,760                -                 -             35,760
     Telephone                                             30,332                -                 -             30,332
     Employee benefits                                     12,072                -                 -             12,072
     Officer's compensation                                11,900                -                 -             11,900
     Office expenses                                        9,118                -                 -              9,118
     Entertainment                                          8,676                -                 -              8,676
     Rent                                                   6,241                -                 -              6,241
     Miscellaneous                                          5,378          104,717                 -            110,095
     Insurance                                              3,593                -                 -              3,593
     Depreciation                                           2,812            8,355                 -             11,167
     Advertising                                            1,422                -                 -              1,422
     Wages                                                      -           12,095                 -             12,095
     Other expenditures                                         -            7,395                 -              7,395
     Other taxes                                                -            7,315                 -              7,315
                                                   --------------  ---------------   ---------------   ----------------
         Total operating expense                          587,005          189,460                 -            776,465
                                                   --------------  ---------------   ---------------   ----------------
(Loss) from operations                                   (235,037)         (33,955)                -           (268,992)
                                                   --------------  ---------------   ---------------   ----------------
Other income (expense)
     Interest expense net of other income                 (39,690)             175                 -            (39,515)
     Minority interest in loss of
         consolidated subsidiary                                -                -            16,890             16,890
                                                   --------------  ---------------   ---------------   ----------------
Total other income (expense)                              (39,690)             175            16,890            (22,625)
                                                   --------------  ---------------   ---------------   ----------------
Income (loss) before provision for income taxes          (274,727)         (33,780)           16,890           (291,617)
Provision for income taxes                                   (200)               -                 -               (200)
                                                  ---------------  ---------------   ---------------   ----------------
Net income (loss)                                        (274,927)         (33,780)           16,890           (291,817)
Retained earnings (deficit), beginning of year         (1,763,160)           9,146                 -         (1,754,014)
                                                  ---------------  ---------------   ---------------   ----------------
Retained earnings (deficit), end of year         $     (2,038,087)$        (24,634) $         16,890  $      (2,045,831)
                                                  ===============  ===============   ===============   ================

                                  Exhibit 2.1


                          AGREEMENT AND PLAN OF MERGER

         AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of March 29, 1999, by and between CEVA International, Inc., a Delaware corporation (hereinafter sometimes called "CEVA"), and Oro Bueno, Inc., a Nevada corporation (hereinafter sometimes called "ORO"), (CEVA and ORO being hereinafter sometimes called the Constituent Corporations).

                              B A C K G R O U N D :


         WHEREAS, CEVA is a corporation organized and existing under the laws of the State of Delaware, having been incorporated by the filing of its Articles of Incorporation on November 21, 1997 with the Secretary of State of the State of Delaware, and is authorized to do business in the State of New Jersey; and

         WHEREAS, ORO is a corporation organized and existing under the laws of the State of Nevada, its Certificate of Incorporation having been filed by the Department of State of the State of Nevada, its Certificate of Incorporation having been filed on March 3, 1994;

         WHEREAS, the authorized capital stock of CEVA consists of (1) 10,000,000 Preferred Shares, $.05 per share par value, none of which are issued and outstanding, and (2) 10,000,000 shares of Common Stock, $.01 par value per share, of which 2,101,564 shares are issued and outstanding (the "CEVA Common Stock"); and

         WHEREAS, the authorized capital stock of ORO consists of 100,000,000 shares of Common Stock, $.001 par value per share, of which 803,427 shares shall be issued and outstanding (the "ORO Common Stock"); and

         WHEREAS, the holders of shares of CEVA Common Stock, are entitled to vote on this Agreement and Plan of Merger, and the holders of shares of ORO Common Stock are entitled to vote on this Agreement and Plan of Merger; and

         WHEREAS, the Constituent Corporations deem it advisable and generally to the welfare and advantage of each, and of all of the several and respective holders of their shares, to merge the Constituent Corporations under and pursuant to Chapter 92A of the Nevada Revised Statutes and Section 252 of the Delaware General Corporation Law, (hereinafter referred to as the "Nevada Merger Law" and the "Delaware Merger Law", respectively) and;

         WHEREAS, it is the intention of ORO to issue and place a maximum of 650,000 of its Common Shares pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended and those of the State of New York (the "Placement Shares") to be finalized prior to the merger; and

         WHEREAS, each of the Constituent Corporations shall undertake to take certain corporate actions as conditions to effectuating the merger which shall include a forward stock split of each of the Constituent's outstanding series or classes of stock (the "Stock Split Shares"), certain liability stand-still agreements, all as more fully described in this Agreement below; and

         WHEREAS, it is the intention of the Constitutent Corporations that as a result of the merger of the Constituten Corporations, and after giving effect to the issuance of the Placement Shares and the Stock Split Shares, that the shareholders of CEVA shall own approximately 77.6%, or approximately 7,760,000 of the issued and outstanding Common Shares; the present shareholders of ORO, approximately 15.9%, or 1,590,000 Common Shares, and; the balance of the approximate 6.5% represented by the 650,000 Placement Shares on a fully diluted basis.

         NOW, THEREFORE, in consideration of the mutual agreements, provisions, and covenants herein contained, the parties hereby agree in accordance with the Nevada Merger Law and the Delaware Merger law that CEVA and ORO shall be, and they hereby are, at the effective date of this Agreement and Plan of Merger, merged into a single corporation existing under the laws of the State of Nevada, to wit, ORO, one of the Constituent Corporations, which shall be the surviving corporation (such corporation in its capacity as such surviving corporation being hereinafter called the Surviving Corporation), and the parties hereto hereby adopt and agree to the following agreements, terms, and conditions relating to said merger and the manner of carrying the same into effect.

I.       NAME, ARTICLES OF INCORPORATION, BYLAWS, DIRECTORS, AND
OFFICERS

         1.1. Name of Surviving Corporation. The corporation which shall survive the merger shall be ORO, and pursuant to certain amendments to its Articles of Incorporation prior to the Effective Date (as defined in Section 3.2 hereof) shall change its name to "CEVA International, Inc." as contemplated in Section
1.2 below.

         1.2. Articles of Incorporation. The Articles of Incorporation, as amended, of ORO, in effect on the date hereof, shall be further amended so that upon the Filing Date, as defined herein, the Articles of Incorporation shall
provide  (a)  for  the  changing  of  the   corporate   name  of  ORO  to  "CEVA
International, Inc.", (b) for the substitution of the requirement of a super-majority to a simple majority of the holders of its Common Stock necessary to take appropriate shareholder action, and (c) for the authorization of a series of "Redeemable Non-Dividend Preferred Shares" containing the rights, privileges and designations or attributes similar to those described in Section 7.2(f)(1) through (6) and said Articles of Incorporation as so amended shall from and after the Effective Date be and continue to be the Articles of

Incorporation of the Surviving Corporation until changed or amended as provided by law.

         1.3. Bylaws. The Bylaws of ORO in effect on the Effective Date shall from and after the Effective Date be and continue to be the Bylaws of the Surviving Corporation until changed as therein provided.

         1.4. Directors. The directors of CEVA on the Effective Date shall be the directors of the Surviving Corporation until their successors are elected in accordance with the Bylaws of the Surviving Corporation and shall have duly qualified.

         1.5. Officers. The officers of CEVA on the Effective Date shall be the officers of the Surviving Corporation holding the office in the Surviving Corporation which they hold in CEVA until their successors are elected or appointed in accordance with the Bylaws of the Surviving Corporation and shall have duly qualified.

         1.6. Vacancies. If, on the Effective Date, a vacancy shall exist in the Board of Directors or in any of the offices of the Surviving Corporation by reason of death or inability to act, or for any other reason, such vacancy may be filled in the manner provided in the Bylaws of the Surviving Corporation.

II.      STATUS OF CONVERSION OF SHARES

         2.1.     Authorized Capitalization of Surviving Corporation.  The
                  ---------------------------------------------------
total number of shares of all classes of stock which the Surviving Corporation shall have authority to issue shall be (A) 100,000,000 shares of Common Stock, with its par value adjusted from the current $.001 par value per share to reflect the issuance of the Stock Split Shares described below, and, pursuant to the contemplated amendment to ORO's Article III of its Articles of Incorporation as more fully detailed below, (B) 10,000,000 shares of Preferred Stock, $.001 par value per share.

         2.2. Forward Stock Split. As soon as practicable following the execution and delivery of this Agreement, the Constitutent Corporations shall undertake the following corporate actions which shall be deemed a "condition of closing" as set forth in Article VII below:

                  (a) ORO shall take all corporate action necessary to declare and adopt a forward stock split of its issued and outstanding ORO Common Stock, to wit, the 803,427 shares of ORO Common Stock to be outstanding at the Filing Date, so that each share of ORO Common Stock outstanding shall be reclassified and changed into approximately 1.9790223 fully paid and non-assessable shares of ORO Common Stock, with the par value per share adjusted, reflecting such increase, so that the then outstanding 803,427 shares of ORO Common Stock shall be increased to approximately

1,590,000 shares of ORO Common Stock.

                  (b) CEVA shall take all corporate  action necessary to declare and adopt a forward stock split of its issued and outstanding CEVA Common Stock, to wit, the 2,101,564 shares of CEVA Common Stock currently outstanding, so that each share of CEVA Common Stock outstanding on the date of this Agreement shall be reclassified and changed into approximately 3.692488 fully paid and non-assessable shares of CEVA Common Stock, with the par value per share adjusted, reflecting such increase, so that the currently outstanding 2,101,564 shares of CEVA Common Stock shall be increased to approximately 7,760,000 shares of CEVA Common Stock.

                  (c) No fractional shares of Common Stock subject to the forward stock splits described in subparagraphs (a) and (b) above shall be issued to represent any fractional share interests in shares of Common Stock of either of the Constituent Corporations; any fractional shares of Common Stock of the Constituent Corporations shall be rounded to the nearest whole number for purposes of the forward stock splits described above.

         2.3. Manner of Converting Shares. The manner of converting shares of capital stock of each of the Constituent Corporations into shares of capital stock of the Surviving Corporation shall be as follows:

                  (a) CEVA Common Stock. Each issued and outstanding share of CEVA Common Stock shall be exchanged for one (1) share of the Common Stock of ORO, so that following the Effective Date of the Merger, the holders of the currently issued and outstanding CEVA Common Stock, after giving effect to the forward stock split described in Section 2.2 (a) above, shall own of record approximately 7,760,000 shares of the Common Stock of ORO, representing no less than approximately 77.6% of the issued and outstanding ORO Common Stock following the merger.

                  (b) CEVA Preferred Stock. Each of the shares of CEVA's "Redeemable Non-Dividend Preferred Shares" owned of record at the time shall be exchanged for one (1) share of the similarly designated preferred shares of ORO.

                  (c) Surrender and Exchange of CEVA Common Stock and Preferred Stock. After the Effective Date, each holder of an outstanding certificate or certificates representing shares of CEVA Common Stock and Preferred Stock shall surrender such certificate or certificates to the Exchange Agent designated by the Surviving Corporation and shall receive in exchange therefor certificates representing the number of whole shares of Common Stock and Preferred Stock of the Surviving Corporation into which the shares of CEVA Common Stock and Preferred Stock represented by the certificate or certificates so surrendered shall have been converted and changed. Until so surrendered and exchanged, the outstanding certificates representing shares of CEVA Common Stock and Preferred Stock shall be deemed for all purposes, other than the payment of dividends or other distributions, if any, to shareholders, to represent the number of whole shares of Common Stock and Preferred Stock of the Surviving Corporation into which the shares of CEVA Common Stock and Preferred Stock represented thereby shall have been converted, and no dividend or other distributions, if any, payable to holders of record of shares of Common Stock and Preferred Stock of the Surviving Corporation as of any date subsequent to the Effective Date shall be paid to the holders of such outstanding certificates representing shares of ORO Common Stock and Preferred Stock; provided, however, that upon surrender and exchange of such outstanding certificates representing shares of CEVA Common Stock and Preferred Stock there shall be paid to the record holders of the certificates issued in exchange therefor, the amount, without interest thereon, of dividends and other distributions, if any, which theretofore have become payable with respect to the number of whole shares of Common Stock and Preferred Stock of the Surviving Corporation represented thereby.

III.     SHAREHOLDER APPROVALS; EFFECTIVE DATE; FILING DATE

         3.1. Shareholder Approvals. (a) Separate meetings of the shareholders of CEVA and ORO, respectively, shall be called to be held in accordance with the corporation law of the State of Nevada and the Delaware General Corporation Law on or before April 15, 1999 (or such date as may be approved by the Board of Directors of both CEVA and ORO), after the requisite written notice periods therefor to the shareholders of the respective corporations, or where permitted by applicable state law, unanimous majority written consents may be obtained(i) in the case of CEVA, to consider and vote upon adoption of this Agreement and Plan of Merger, and to ratify the action of the CEVA Board of Directors declaring the required forward stock split, and (ii) in the case of ORO, to consider and vote upon adoption of this Agreement and Plan of Merger, the amendments to the Articles of Incorporation of ORO, changing its name on the Effective Date to "CEVA International, Inc.", changing the super-majority to a simple majority for voting purposes and authorizing the issuance of shares of "Redeemable Non- Dividend Preferred Stock" containing all of the rights, privileges and designations described in Section 7.2(f)(1) through (6) hereof and to ratify the action of the ORO Board of Directors declaring the required forward stock split.

                  (b) If this Agreement and Plan of Merger is approved and adopted at such meetings or pursuant to written consents, upon submission thereof as aforesaid, in accordance with the Nevada Merger Law and the Delaware Merger law, by the holders of at least a majority of the outstanding shares of CEVA Common Stock and by the holders of the super-majority of the outstanding shares of ORO Common Stock, and if the merger is not thereafter abandoned as permitted by the provisions hereof, this Agreement and Plan of Merger and certificates duly acknowledged of its adoption shall be submitted for filing in accordance with the Nevada Merger Law and a Certificate of Merger signed and verified on behalf of ORO and CEVA shall be delivered to the Department of State of the State of Delaware in accordance with the Delaware Merger Law.

                  3.2. Effective Date. This Agreement and Plan of Merger shall become effective on the date when this Agreement and Plan of Merger duly certified and acknowledged has been filed in the appropriate offices of the States of Nevada and Delaware. The date of such effectiveness is referred to herein as the "Effective Date".

                  3.3. Filing Date. Counsel for each of the Constituent Corporations shall agree upon the date on which this Agreement and Plan of Merger shall be submitted for filing in the States of Nevada and Delaware. The date of such submission for filing and delivery is hereinafter referred to as the "Filing Date".

IV.      CERTAIN EFFECTS OF MERGER

         When the merger becomes effective, the separate existence of CEVA shall cease. CEVA shall be merged into ORO, and the Surviving Corporation, without further action, shall succeed to and shall possess and enjoy all the rights, privileges, immunities, powers, purposes, and franchises, both of a public and a private nature; and all property, real, personal, and mixed, and all debts due to CEVA on whatever account, including stock subscriptions, causes of action, and every other asset of CEVA, shall be vested in the Surviving Corporation as effectually as they were vested in CEVA; and all property, rights, privileges, powers, and franchises, and all and every other interest, shall be thereafter as effectually the property of the Surviving Corporation as they were of CEVA; and the title to any real estate and to any other property, whether by deed or otherwise, under the laws of the State of Delaware or of any other jurisdiction, vested in CEVA, shall not revert or be in any way impaired by reason of the merger or the statutes providing therefor; provided, however, that all rights of creditors and all liens upon the property of CEVA shall be preserved unimpaired, and all debts, liabilities, obligations, and duties of CEVA shall thenceforth attach to the Surviving Corporation, and may be enforced against it to the same extent as if they had been incurred or contracted by it. No liability or obligation due or to become due, claim or demand existing against either Constituent Corporation, or any shareholder, officer, or director thereof, shall be impaired by the merger. No action or proceeding, whether civil or criminal, pending on the Effective Date by or against either Constituent Corporation, or any shareholder, officer, or director thereof, shall abate or be discontinued by the merger, but may be enforced, prosecuted, settled, or compromised as if the merger had not occurred, or the Surviving Corporation may be substituted in such action or special proceeding in place of CEVA. At any time, or from time to time, after the Effective Date, the last acting officers of CEVA, or the corresponding officers of the Surviving Corporation, may, in the name of CEVA, execute and deliver all such proper deeds, assignments, and other instruments and take or cause to be taken all such further or other action as the Surviving Corporation may deem necessary or desirable in order to vest, perfect, or confirm in the Surviving Corporation title to and possession of all of CEVA's property, rights, privileges, immunities, powers, purposes, and franchises, and otherwise to carry out the purposes of this Agreement and Plan of Merger.

V.       COVENANTS

         5.1. Covenants of Merging Corporation. CEVA agrees that, prior to the Effective Date:

                  (a) CEVA will operate its business, and will cause the business of each of its subsidiaries to be operated, in the usual, regular, and ordinary manner and, to the extent consistent with such operation, will use its best efforts to (i) preserve its present business organization and that of each of its subsidiaries intact, (ii) keep available the services of the present officers and employees of CEVA and each of its subsidiaries, and (iii) preserve the present relationships of CEVA and each of its subsidiaries with persons having business dealings with any of them.

                  (b) CEVA will, and will cause each of its subsidiaries to, maintain all of its and their respective properties in customary repair, order, and condition, reasonable wear and use and damage by fire or unavoidable casualty excepted, and will maintain, and will cause each of its subsidiaries to maintain, insurance upon all of its and their properties and with respect to the conduct of its and their businesses in such amounts and such kinds comparable to that in effect on the date of this Agreement and Plan of Merger.

                  (c) CEVA will maintain its books, accounts, and records, and will cause the books, records, and accounts of each of its subsidiaries to be maintained, in the usual, regular, and ordinary manner, on a basis consistent with prior years; CEVA and each of its subsidiaries will duly comply with all laws applicable to each of them and to the conduct of their respective businesses.

                  (d) Except as to the authorization of the CEVA Redeemable Non-Dividend Preferred Stock, the authorization and issuance of the shares of Redeemable Non-Dividend Preferred Stock, (the "Preferred Stock", no amendment will be made to the Articles or Certificate of Incorporation or Bylaws of CEVA or any of its subsidiaries, and neither CEVA nor any of its subsidiaries will merge or consolidate with, or sell all or substantially all of its assets to, any other corporation or change the character of its business.

                  (e) Except as to the required forward stock split, the authorization and issuance of the shares of Redeemable Non-Dividend Preferred Stock (the "Preferred Stock"), no change will be made in the number of shares of CEVA Common Stock and Preferred Stock issued and outstanding, nor will any change be made in the number of shares of capital stock of any of its subsidiaries issued and outstanding or in the ownership by CEVA or any of its subsidiaries of shares of the issued and outstanding capital stock of any subsidiary of CEVA except as disclosed in writing by CEVA to ORO; no option, warrant, or any other right to purchase or to convert any obligation into shares of CEVA Common Stock will be granted or made by CEVA and no option, warrant, or any other right to purchase or to convert any obligation into shares of capital stock of any subsidiary of CEVA will be granted or made by CEVA or any of its subsidiaries.

                  (f) No dividend or other distribution or payment will be declared, paid, or made by CEVA in respect of the CEVA Common Stock after the date hereof and prior to the Effective Date; no purchase, redemption, or other acquisition will be made by CEVA of any of its outstanding shares of Common Stock; and no sale or other disposition shall be made of any indebtedness of any of the subsidiaries of CEVA otherwise than to CEVA, except in the ordinary course of business or pursuant to contractual obligations existing on the date of this Agreement, and of which CEVA has been informed.

                  (g) Neither CEVA nor any of its subsidiaries will encumber or mortgage any of its nor their property or assets or enter into any transaction or make or enter into any contract or commitment which by reason of its size or otherwise is not in the ordinary course of business, and neither CEVA nor any of the subsidiaries will, other than in the ordinary course of its business,incur any obligation (contingent or otherwise), or transfer or convey or acquire any material assets or property, or enter into any arrangement, agreement, or undertaking (including, without limitation, employment agreements with executives not terminable on 90 days' or less notice without cost or liability, or pay or promise to pay any bonus or special compensation to employees other than in accordance with prior practices.

                  (h) No change shall be made in the banking and safe deposit arrangements existing on the date hereof of CEVA and its subsidiaries without the prior written consent of ORO; and no powers of attorney shall be granted, except in the ordinary course of business.

         5.2. Covenants of Surviving Corporation. ORO agrees that, prior to the Effective Date:

                  (a) ORO will operate its business, and will cause the business of each of its subsidiaries to be operated, only in the usual, regular, and ordinary manner and, to the extent consistent with such operation, will use its best efforts to (i) preserve its present business organization and that of each of its subsidiaries intact, (ii) keep available the services of the present officers and employees of ORO and each of its subsidiaries, and (iii) preserve the present relationships of ORO and each of its subsidiaries with persons having business dealings with any of them.

                  (b) ORO will, and will cause each of its subsidiaries to, maintain all of its and their respective properties in customary repair, order, and condition, reasonable wear and use and damage by fire or unavoidable casualty excepted, and will maintain, and will cause each of its subsidiaries to maintain, insurance upon all of its and their properties and with respect to the conduct of its and their businesses in such amounts and of such kinds comparable to that in effect on the date of this Agreement and Plan of Merger.

                  (c) ORO will maintain its books, accounts, and records, and will cause the books, records, and accounts of each of its subsidiaries to be maintained, in the usual, regular, and ordinary manner, on a basis consistent with prior years; ORO and each of its subsidiaries will duly comply with all laws applicable to each of them and to the conduct of their respective businesses.

                  (d) Except as to the authorization of a class of "Redeemable Non-Dividend Preferred Shares", no amendment will be made in the Articles or Certificate of Incorporation or Bylaws of ORO or any of its subsidiaries, except as contemplated by this Agreement or to authorize an increase in the number of directors of ORO, and neither ORO nor any of its subsidiaries will merge or consolidate with, or sell all or substantially all of its assets to, any other corporation, or change the character of its business.

                  (e) Except as to the required forward stock split, and the authorization and issuance of the shares of "Redeemable Non- Dividend Preferred Stock" (the "Preferred Stock"), no change will be made in the number of shares of the ORO Common Stock issued and outstanding nor will any change be made in the number of shares of capital stock of any of its subsidiaries issued and outstanding or in the ownership by ORO or any of its subsidiaries of shares of the issued and outstanding capital stock of any subsidiary of ORO; no option, warrant, or any other right to purchase or to convert any obligation into shares of ORO Common Stock will be granted or made by ORO (except pursuant to the ORO Stock Option Plan or in exchange for case, property, or services and no option, warrant, or any other right to purchase or convert any obligation into shares of capital stock of any subsidiary or ORO will be granted or made by ORO or any of its subsidiaries.

                  (f) No dividend or other distribution will be declared, paid, or made by ORO in respect of shares of the ORO Common Stock and no sale or other disposition shall be made of any indebtedness of any of the subsidiaries of ORO otherwise than to ORO.

                  (g) Neither ORO nor any of its subsidiaries will encumber or mortgage any of its or their property or assets, or enter into any transaction or enter into any contract or commitment which by reason of its size or otherwise is not in the ordinary course of business, unless the same shall be disclosed by ORO to CEVA in writing, and neither ORO nor any of its subsidiaries will, other than in the ordinary course of business, incur any obligation (contingent or otherwise) or transfer or convey or acquire any material assets or property, or enter into any arrangement, agreement, or undertaking (including, without limitation, employment agreements not terminable on 90 days' or less notice without cost or liability), or pay or promise to pay any bonus or special compensation to employees other than in accordance with prior practices.

VI.      REPRESENTATIONS AND WARRANTIES

         6.1. Representations and Warranties of CEVA. CEVA represents and warrants to ORO as follows:

                  (a) Due Incorporation, Good Standing, Qualification. CEVA is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware with all requisite corporate power and authority to own, operate, and lease its properties and to carry on its business as now being conducted, and is duly qualified and in good standing in every jurisdiction in which the property owned, leased, or operated by it or the nature of the business conducted by it makes such qualification necessary. The copies of the Certificate of Incorporation and all amendments thereto of CEVA and the Bylaws of CEVA as amended to date which have been delivered to ORO are complete and correct.

                  (b) Authorized Capitalization. The authorized capital stock of CEVA consists of 10,000,000 shares of Common Stock, of which as of the date of this Agreement 2,101,564 shares are issued and outstanding, and; 10,000,000 Preferred Shares, of which as of the date of this Agreement no shares are issued and outstanding. All of such shares have been validly issued and are fully paid and nonassessable with no personal liability attaching to the ownership thereof, except for any liability that may be imposed by applicable state constitution or statute upon shareholders for wages or similar claims, and insofar as known to CEVA there are no agreements or understandings among the shareholders of CEVA with respect to the voting of shares of its Common Stock on any matter, except as previously disclosed to ORO.

                  (c) Options, Warrants, Rights, etc. CEVA does not have outstanding any option, warrant, or other right to purchase or convert any obligation into any shares of its Common Stock, and as of the date of this Agreement has not agreed to issue or sell any shares of its Common Stock as of the date of this Agreement.

                  (d) Financial Statements. The Audited Consolidated Balance Sheet of CEVA and its subsidiaries as of December 31, 1997, and the related Consolidated Statement of Income and Retained earnings of CEVA and its subsidiaries for the fiscal year then ended, including in each case the related schedules and notes, all certified by Rosenberg Rich Baker Berman & Company, independent certified public accounts, and the unaudited Consolidated Balance Sheet of CEVA and its subsidiaries as of December 31, 1998 have been delivered to ORO, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with that of prior years or periods, are correct and complete, and fairly present the financial position and results of operations of CEVA and its subsidiaries as of said dates and for the periods indicated. Said Consolidated Balance Sheets make full and adequate provision for all obligations and liabilities (fixed and contingent) of CEVA and its subsidiaries as of December 31, 1997 and December 31, 1998, respectively.

                  (e) No Material Adverse Change. Since the date hereof there has not been (i) any material adverse change in the financial condition, business, properties, or assets of CEVA and its subsidiaries; (ii) any material loss or damage to any of the properties or assets of CEVA and its subsidiaries (whether or not covered by insurance) which materially affects or impairs the ability of CEVA and its subsidiaries to conduct their businesses or any labor trouble or any other event or condition of any character which has materially and adversely affected CEVAl's business or the business of any of its subsidiaries; (iii) any mortgage or pledge of any of the properties or assets of CEVA or any of its subsidiaries, or any indebtedness incurred by CEVA or any of its subsidiaries maturing more than one year from the date the indebtedness was incurred; (iv) any purchase, redemption, or other acquisition by CEVA of any shares of its Common Stock; or (v) any issuance, sale, or other disposition of any shares of CEVA Common Stock or of any shares of capital stock of any subsidiary of CEVA or of any evidence of indebtedness or securities of CEVA or any of CEVA's subsidiaries, except in the ordinary course of business.

                  (f) Title to Properties. CEVA and its subsidiaries have good and marketable title to all of their respective properties, including all property reflected in the unaudited Consolidated Balance Sheet as of December 31, 1998, except property disposed of subsequent to December 31, 1998 in the ordinary course of business, free and clear of any mortgage, lien, pledge, charge, claim, or encumbrance, except (i) as shown on said unaudited Consolidated Balance Sheet as of December 31, 1998 or the notes thereto; (ii) the lien of taxes not yet due or payable or being contested in good faith by appropriate proceedings; (iii) such imperfections of title and encumbrances, if any, as do not materially detract from the value, or interfere with the present use, of the properties of CEVA and its subsidiaries subject thereto or affected thereby, or otherwise materially impair business operations. All material leases pursuant to which CEVA and any of its subsidiaries lease any substantial amount of real or personal property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default or event which with notice or lapse of time or both would constitute a default. Certain nonmaterial leases, however, require landlord's consent to the transfers contemplated hereby and no assurance can be given that such consents will be obtained.

                  (g) No Defaults. CEVA has made available to ORO, for its examination, copies of all material contracts, agreements, leases, licenses, and understandings of a kind which would be required to be filed (or incorporated by reference) by CEVA as Exhibits if CEVA were on the Effective Date filing a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, and CEVA is not in default under the terms of any such contract, agreement, lease, license, or understanding, except as previously disclosed to ORO.

                  (h) Litigation. Except for actions seeking $50,000 or less in damages, and except as disclosed to ORO by CEVA in writing, there are no actions, suits, or proceedings pending or to the knowledge of CEVA, threatened against or affecting CEVA or any of its subsidiaries, at law or in equity, or before or by any federal, state, municipal, or other governmental department, commission, board, bureau, agency, or instrumentality, that can reasonably be expected to result in any materially adverse change in the business, properties, operations, prospects, or assets or in the condition, financial or otherwise, of CEVA and its subsidiaries.

                  (i) Tax Returns. Except as disclosed by CEVA to ORO in writing, CEVA and its subsidiaries have filed all tax returns and reports required to be filed, including, but without limitation, returns of federal and local income taxes, and have paid in full or made adequate provision for the payment of all taxes, interest, penalties, assessments, or deficiencies shown to be due and claimed to be due on such tax returns and reports. The federal income tax returns of CEVA and its subsidiaries for all taxable years through and including the fiscal year ended December 31, 1997, have been examined by the federal tax authorities and, except as disclosed in the notes to the Consolidated Balance Sheet as of December 31, 1997, no proposed (but unassessed) additional taxes, interest, and penalties have been asserted with respect to the years examined or with respect to those not yet examined. Neither CEVA nor any of its subsidiaries is a party to any action or proceeding by any governmental authority for assessment or collection of taxes, nor has any claim for assessment or collection of taxes been asserted against CEVA or any of its subsidiaries, other than actions or proceedings or claims for assessment or collection of taxes which are being contested in good faith by appropriate proceedings.

         (j) No Violations. Consummation of the merger will not violate or result in a breach of or constitute a default under any provision of any charter, bylaw, indenture, mortgage, lien, lease, agreement, contract, instrument, order, judgment, decree, ordinance, regulation or any other restriction of any kind or character to which any property of CEVA or any of its subsidiaries is subject or by which CEVA or any of its subsidiaries is bound or materially affected.

         6.2 Representations and Warrangies of ORO. ORO represents and warrants to CEVA as follows:

                  (a) Due Incorporation, Good Standing, Qualification. ORO is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada with all requisite corporate power and authority to own, operate, and lease its properties and to carry on its business as now being conducted, and is duly qualified and in good standing in every jurisdiction in which the property owned, leased, or operated by it or the nature of the business conducted by it makes such qualification necessary. The copies of the Certificate of Incorporation and all amendments thereto of ORO and the Bylaws of ORO as amended to date which have been delivered to CEVA are complete and correct.

                  (b) Authorized Capitalization. The authorized capital stock of ORO consists of 100,000,000 shares of Common Stock, of which as of the date of this Agreement 505,300 shares are issued and outstanding and, prior to the Filing Date, 803,427 of such shares shall be outstanding. All of such shares have been or shall be validly issued, fully paid and nonassessable with no personal liability attaching to the ownership thereof, except for any liability that may be imposed by applicable state constitution or statute upon shareholders for wages or similar claims, and insofar as known to ORO there are no agreements or understandings among the shareholders of ORO with respect to the voting of shares of its Common Stock on any matter.

                  (c) Options, Warrants, Rights, etc. ORO does not have outstanding any option, warrant, or other right to purchase or convert any obligation into any shares of its Common Stock, and as of the date of this Agreement has not agreed to issue or sell any shares of its Common Stock as of the date of this Agreement.

                  (d) Financial  Statements.  The Audited  Consolidated  Balance
Sheet  of ORO  and  its  subsidiaries  as of  May  31,  1998,  and  the  related
Consolidated Statement of Income and Retained earnings of ORO and its subsidiaries for the periods then ended, including in each case the related schedules and notes, all certified by Andersen Andersen & Strong, L.C. have been delivered to CEVA, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with that of prior years or periods, are correct and complete, and fairly present the financial position and results of operations of ORO and its subsidiaries as of said dates and for the periods indicated. Said Consolidated Balance Sheets make full and adequate provision for all obligations and liabilities (fixed and contingent) of ORO and its subsidiaries as of May 31, 1998.

                  (e) No Material Adverse Change. Since the date hereof there has not been (i) any material adverse change in the financial condition, business, properties, or assets of ORO and its subsidiaries; (ii) any material loss or damage to any of the properties or assets of ORO and its subsidiaries (whether or not covered by insurance) which materially affects or impairs the ability of ORO and its subsidiaries to conduct their businesses or any labor trouble or any other event or condition of any character which has materially and adversely affected ORO's business or the business of any of its subsidiaries; (iii) any mortgage or pledge of any of the properties or assets of ORO or any of its subsidiaries, or any indebtedness incurred by ORO or any of its subsidiaries maturing more than one year from the date the indebtedness was incurred; (iv) any purchase, redemption, or other acquisition by ORO of any shares of its Common Stock; or (v) any issuance, sale, or other disposition of any shares of ORO Common Stock or of any shares of capital stock of any subsidiary of ORO or of any evidence of indebtedness or securities of ORO or any of ORO's subsidiaries, except in the ordinary course of business.

                  (f) Title to Properties. ORO and its subsidiaries have good and marketable title to all of their respective properties, including all property reflected in the audited Consolidated Balance Sheet as of May 31, 1998, except property disposed of subsequent to May 31, 1998 in the ordinary course of business, free and clear of any mortgage, lien, pledge, charge, claim, or encumbrance, except (i) as shown on said audited Consolidated Balance Sheet as of May 31, 1998 or the notes thereto; (ii) the lien of taxes not yet due or payable or being contested in good faith by appropriate proceedings; (iii) such imperfections of title and encumbrances, if any, as do not materially detract from the value, or interfere with the present use, of the properties of ORO and its subsidiaries subject thereto or affected thereby, or otherwise materially impair business operations. All material leases pursuant to which ORO and any of its subsidiaries lease any substantial amount of real or personal property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default or event which with notice or lapse of time or both would constitute a default. Certain nonmaterial leases, however, require landlord' s consent to the transfers contemplated hereby and no assurance can be given that such consents will be obtained.

                  (g) No Defaults. ORO has made available to CEVA, for its examination, copies of all material contracts, agreements, leases, licenses, and understandings of a kind which would be required to be filed (or incorporated by reference) by ORO as Exhibits if ORO were on the Effective Date filing a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, and ORO is not in default under the terms of any such contract, agreement, lease, license, or understanding, except as previously disclosed to CEVA.

                  (h) Litigation. Except for actions seeking $50,000 or less in damages, and except as disclosed to CEVA by ORO in writing, there are no actions, suits, or proceedings pending or to the knowledge of ORO, threatened against or affecting ORO or any of its subsidiaries, at law or in equity, or before or by any federal, state, municipal, or other governmental department, commission, board, bureau, agency, or instrumentality, that can reasonably be expected to result in any materially adverse change in the business, properties, operations, prospects, or assets or in the condition, financial or otherwise, of ORO and its subsidiaries.

                  (i)  Tax  Returns.  Except  as  disclosed  by ORO to  CEVA  in writing, ORO and its subsidiaries have filed all tax returns and reports required to be filed, including, but without limitation, returns of federal and local income taxes, and have paid in full or made adequate provision for the payment of all taxes, interest, penalties, assessments, or deficiencies shown to be due and claimed to be due on such tax returns and reports. The federal income tax returns of ORO and its subsidiaries for all taxable years through and including the fiscal year ended December 31, 1997, have been examined by the federal tax authorities and, except as disclosed in the notes to the Consolidated Balance Sheet as of May 31, 1998, no proposed (but unassessed) additional taxes, interest, and penalties have been asserted with respect to the years examined or with respect to those not yet examined. Neither ORO nor any of its subsidiaries is a party to any action or proceeding by any governmental authority for assessment or collection of taxes, nor has any claim for assessment or collection of taxes been asserted against ORO or any of its subsidiaries, other than actions or proceedings or claims for assessment or collection of taxes which are being contested in good faith by appropriate proceedings.

         (j) No Violations. Consummation of the merger will not violate or result in a breach of or constitute a default under any provision of any charter, bylaw, indenture, mortgage, lien, lease, agreement, contract, instrument, order, judgment, decree, ordinance, regulation or any other restriction of any kind or character to which any property of ORO or any of its subsidiaries is subject or by which ORO or any of its subsidiaries is bound or materially affected.

VII.     ABANDONMENT AND TERMINATION

         7.1. CEVA's Right to Abandon. CEVA shall have the right to abandon the merger in the event that any of the following shall not be true or shall not have occurred, as the case may be, as of the Filing Date.

                  (a) Accuracy of Representations and Warranties. The representations and warranties of ORO herein contained shall be true on and as of the Filing Date with the same force and effect as though made on and as of the Filing Date, except as affected by transactions contemplated hereby and except to the extent that any such representations and warranties are made as of a specified date.

                  (b) Performance of Agreements. ORO shall have performed all obligations and agreements and complied with all covenants contained in this Agreement to be performed and complied with by it prior to the Filing Date.

                  (c) Accuracy of Information in Information Statement. None of the information which shall have been furnished by or on behalf of ORO or its management for inclusion in the information soliciting material sent to the shareholders of CEVA in connection with the meeting of such shareholders to be held in accordance with Section 3.1 of this Agreement, shall be false or misleading in any material respect or shall fail to state any fact necessary to make the statements therein not false or misleading in any material respect.

                  (d) Shareholder Approvals. The holders of the super-majority of the outstanding shares of ORO Common Stock and the holders of at least a majority of the outstanding shares of CEVA Common Stock, shall have voted in favor of the adoption of this Agreement and Plan of Merger and the merger contemplated hereby, and the amendments to the Articles of Incorporation of ORO, as specified herein shall have been approved by the super-majority of the outstanding shares of ORO and by the holders of at least a majority of the outstanding shares of CEVA.

                  (e) Completion of Share Placement. CEVA shall have received confirmation and evidentiary proof that ORO has a minimum of $500,000 in cash in its bank account or that of an escrow agent, derived from its placement of a minimum of 500,000 shares of ORO Common Stock.

                  (f) NASD Qualification. CEVA shall have received assurances supported by sufficient documentation that ORO has been issued by the National Association of Securities Dealers, Inc. ("NASD") a trading symbol, that a fully licensed NASD firm has filed a Form 15c211, as required at the time filed, and that such fully-licensed NASD firm received approval of its Form 15c211.

         7.2. ORO's Right to Abandon. ORO shall have the right to abandon the merger in the event that any of the following shall not be true or shall not have occurred, as the case may be, as of the Filing Date.

                  (a) Accuracy of Representations and Warranties. The representations and warranties of ORO herein contained shall be true on and as of the Filing Date with the same force and effect as though made on and as of the Filing Date, except as affected by transactions contemplated hereby and except to the extent that any such representations and warranties are made as of a specified date.

                  (b) Performance of Agreements. ORO shall have performed all obligations and agreements and complied with all covenants contained in this Agreement to be performed and complied with by it prior to the Filing Date.

                  (c) Accuracy of Information in Information Statement. None of the information which shall have been furnished by or on behalf of CEVA or its management for inclusion in the information soliciting material sent to the shareholders of ORO in connection with the meeting of such shareholders to be held in accordance with Section 3.1 of this Agreement, shall be false or misleading in any material respect or shall fail to state any fact necessary to make the statements therein not false or misleading in any material respect.

                  (d) Shareholder Approvals. The holders of the super-majority of the outstanding shares of ORO Common Stock and the holders of at least a majority of the outstanding shares of CEVA Common Stock, shall have voted in favor of the adoption of this Agreement and Plan of Merger as well as all of the amendments to the Articles of Incorporation of ORO, as specified herein.

                  (e) Gainsboro (U.S.A.) Inc. Loan. ORO shall have received written assurances from Gainsboro (U.S.A.) Inc., a creditor of CEVA which is owed $200,000 in principal debt, that such creditor shall stand still with respect to any repayment of the outstanding principal balance until December 31, 1999.

                  (f) Conversion of Insider Debt. The stockholder loans to CEVA made by Herbert G. Case, Jr., the President and majority shareholder of CEVA, in the aggregate of approximately $1,000,000, shall be converted into shares of CEVA "Redeemable Non-Dividend Preferred Stock" which shall have the following rights, privileges and designations:

                           (1) each share of Redeemable Non-Dividend Preferred
Stock shall have a Liquidation Value, or Stated Value of $50,000;

                           (2) the Redeemable Non-Dividend Preferred Stock
shall have liquidation rights superior to the Common Stock of the Corporation and shall be superior to all other series or issuances of the stock of the Corporation;

                           (3) the Corporation shall be obligated to redeem all
or part of the Redeemable Non-Dividend Preferred Stock outstanding in the event the Corporation has earned after-tax profits during any previous fiscal year in an amount equal to or greater than One Million ($1,000,000.00) Dollars, determined in accordance with generally accepted accounting principles, consistently applied (the "After Tax Profit"), calculated as follows: the
Corporation shall redeem for cash that number of shares of Redeemable Non-Dividend Preferred Stock whose aggregate Stated Value is equal to twenty-five (25%) percent of the After Tax Profit; for example, in the event the Corporation earns $1,200,000 in After Tax Profit during a prior fiscal year, the Corporation will be obligated to redeem 6 shares of the Redeemable Non-Dividend Preferred Stock outstanding ($1,200,000 X 25% = $300,000, divided by $50,000, the Stated Value, = 6 shares of Redeemable Non-Dividend Preferred Stock);

                           (4) the Redeemable Non-Dividend Preferred Stock
shall not be entitled to receive any preference or fixed rate of dividend and shall only be entitled to participate in any cash or stock dividend after the holders of the shares of Common Stock of the Corporation have received such dividend;

                           (5) the Redeemable Non-Dividend Preferred Stock
shall be entitled to be paid out of the assets of the Corporation upon liquidation prior to any distribution or payment to the holders of the shares of the Common Stock of the Corporation;

                           (6) the holders of the Redeemable Non-Dividend
Preferred Stock shall have no right to vote at or participate in any meeting of the stockholders of the Corporation and shall have voting rights only in certain enumerated and extraordinary events.

VIII.  ADDITIONAL TERMS OF ABANDONMENT

         In addition to the provisions of Article VII hereof, the merger may be abandoned or terminated on or before the Filing Date:

                  (a) by mutual agreement of the boards of Directors of CEVA and ORO; or

                  (b) at the option of either Constituent Corporation if, in the judgment of the Board of Directors of such Constituent Corporation, the potential liability of the Surviving Corporation which might result from demands by shareholders of either or both of the Constituent Corporation who have perfected their rights to receive payment of the value of their shares renders the merger undesirable or not in the best interests of the shareholders of the Surviving Corporation.

         In the event the merger is abandoned or terminated by either CEVA or ORO as in this Article VIII or in Article VII provided, this Agreement shall forthwith become wholly void and of no effect, except as to Article IX hereof, and there shall be no liability to each other on the part of either CEVA or ORO or their respective directors, officers, or shareholders.

IX.      EXPENSES

         The Surviving Corporation shall pay all expenses of carrying this Agreement and Plan of Merger into effect and of accomplishing the merger, including amounts, if any, to which shareholders of ORO who may dissent may be entitled by reason of the merger; provided, however, that in the event such merger shall not become effective for any reason, each of the parties hereto shall pay the fees and expenses of its respective counsel and accountants.

X.       GENERAL

         10.1. Brokerage. CEVA and ORO each represents to the other that it has not incurred and will not incur any liability for brokerage fees or agents' commissions in connection with this Agreement and the merger contemplated hereby, except as shall be earned by Robert M. Long previously disclosed to the parties.

         10.2. Certification of Shareholder Votes and Dissenters. Prior to the Filing Date, (a) ORO shall deliver to CEVA a certificate of its Secretary setting forth (i) the number of shares of its Common Stock outstanding and entitled to vote on the adoption of this Agreement and Plan of Merger, the number of shares of its Common Stock voted in favor of adoption of this Agreement and Plan of Merger, and the number of shares of its Common Stock voted against adoption of this Agreement and Plan of Merger, and (ii) the names of all of its shareholders not voting in favor of this Agreement and Plan of Merger who have filed with ORO written notice of election to dissent in accordance with the Nevada Merger Law to this Agreement and Plan of Merger, and the number of shares of ORO Common Stock owned of record by each such shareholder; and (b) CEVA shall deliver to ORO a certificate of its Secretary, setting forth (i) the number of shares of its Common Stock to vote on the adoption of this Agreement and Plan of Merger, and the number of shares of its Common Stock voted against adoption of this Agreement, and (ii) the names of all of its shareholders voting against the merger who, as of the date of such certificate, have objected in writing to the merger and demanded payment of the fair cash value of their shares in accordance with the Delaware Merger Law, and the number of shares of CEVA Common Stock owned of record by each such shareholders.

         10.3. Cooperation. From time to time prior to the Effective Date each Constituent Corporation will permit the other to make, and will cooperate and assist such other corporation in making, such investigations as may be appropriate to enable such corporation to determine compliance with the terms of this Agreement and Plan of Merger.

         10.4. Definition of Subsidiary. As used in this Agreement and Plan of Merger, the term "subsidiary" shall mean any corporation more than 50 percent of the capital stock of which having ordinary voting power for the election of directors shall be owned, directly or indirectly, by a parent corporation or by one or more of its subsidiaries or by such parent corporation and one or more subsidiaries.

         10.5. Execution in Counterparts. For the convenience of the parties and to facilitate filing, this Agreement and Plan of Merger may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

         10.6. Notices. All notices which are required or may be given pursuant to the terms of this Agreement and Plan of Merger shall be in writing and shall be sufficient in all respects if given in writing and delivered personally or by registered or certified mail, postage prepaid, as follows:

         If to ORO, to:                     Robert M. Long, President
                                            Oro Bueno, Inc.
                                            RD 2, Box 401
                                            Rhinebeck, New York 12572


         If to CEVA, to:                    Herbert G. Case, Jr., President
                                            c/o Joseph J. Tomasek, Esq.
                                            77 North Bridge Street
                                            Somerville, New Jersey 08876

         10.7. Waivers. Any failure of either of the Constituent Corporations to comply with any of its obligations, agreements, or conditions as set forth herein may be expressly waived in writing by the other Constituent Corporation.

         10.8. Amendments, Supplements, etc. At any time before or after approval and adoption by the respective shareholders of the Constituent Corporations, this Agreement and Plan of Merger may be amended in matters of form, or supplemented by additional agreements, articles, or certificates, as may be determined in the judgment of the Boards of Directors (or Executive Committees) of the Constituent Corporations to be necessary, desirable, or expedient to clarify the intention of the parties hereto or to effect or facilitate the filing, recording, or official approval of this Agreement and Plan of Merger and the consummation hereof and the merger provided for herein, in accordance with the purpose and intent of this Agreement and Plan of Merger.

         IN WITNESS WHEREOF, each of the Constituent Corporations has caused this Agreement and Plan of Merger to be executed in its corporate name by its president or one of its Vice-Presidents thereunto duly authorized under its corporate seal attested by its Secretary or an Assistant Secretary, and all or a majority of the directors of each of the Constituent Corporations have signed this Agreement and Plan of Merger all as of the date first above written.

(Corporate Seal)                            CEVA INTERNATIONAL, INC.
Attest:
                                            By: /s/Herbert G. Case, Jr.
/s/Joseph J. Tomasek                                 Herbert G. Case, Jr.
Joseph J. Tomasek                                    President
Secretary

                                            ORO BUENO, INC.

                                            By: /s/Robert M. Long
                                                     Robert M. Long
                                                     President




mergplan.cev

STATE OF NEW YORK:

COUNTY OF   Dutchess          SS.:


         On this 29 day of March, 1999, personally appeared before me, a notary public in and for the County and State aforesaid, Robert M. Long, President, of Oro Bueno, Inc., a corporation of the State of Nevada, and one of the corporations described in and which executed the foregoing Agreement and Plan of Merger, known to me to be such, and he, being by me duly sworn, acknowledge said Agreement and Plan of Merger to be the act, deed, and agreement of said Oro Bueno, Inc.

         IN WITNESS WHEREOF, I have hereunto set my hand and notarial seal the day and year aforesaid.

                                              /s/Jeanette A. Romano
                                             Jeanette A. Romano
                                             Notary Public

(Notarial Seal)







mergplan.cev

                                     Exhibit 2.2



                               ARTICLES OF MERGER
                                       OF
                            CEVA INTERNATIONAL, INC.
                                       AND
                                 ORO BUENO, INC.

The undersigned, being first duly sworn, does hereby state as follows:

1. These Articles of Merger are being filed with the Delaware Secretary of State and Nevada Secretary of State pursuant to Section 252 of the Delaware General Corporation law and Section 92A.200 of the Nevada General Corporation Law to reflect the merger of CEVA INTERNATIONAL, INC., a Delaware corporation ("CEVA"),into ORO BUENO, INC., a Nevada corporation ("ORO BUENO"), as the surviving corporation.

2. A copy of the Agreement and Plan of Merger dated as of March 29, 1999 (the "Plan") is attached hereto as Exhibit "A."

3. The Plan was approved by the shareholders of ORO BUENO and CEVA on April 5, 1999 and April 19, 1999, respectively. The class, number of shares outstanding at the record date for determining shareholders entitled to vote on the Plan, and the number of votes cast for and against the Plan are as follows:


                     Number of Shares  Number of    Number of      Number of
Corporation   Class    Outstanding       Votes        Votes          Votes
                                       Entitled     Cast For      Cast Against
                                      To Be Cast                  or Non-Voting
----------    ------    ---------     -----------   ----------     -----------
   CEVA       Common    7,760,000       7,760,000    7,760,000         0
 ORO BUENO    Common     505,300         505,300      496,600        8,700

4. The number of votes cast for the Plan by the shareholders of CEVA and the number of votes cast for the Plan by ORO BUENO were sufficient for approval of the Plan.

5. The principal office of ORO BUENO, the surviving corporation, is 77 North Bridge Street, Somerville, New Jersey 08876.

6. The merger is to be effective as of the latter date of filing of these Articles of Merger with the Secretary of State, State of Nevada, and the Certificate of Merger with the Secretary of State, State of Delaware.

Dated this 23rd day of April, 1999

CEVA INTERNATIONAL, INC.                     ORO BUENO, INC.
A Delaware corporation                       A Nevada corporation

By:/s/ Herbert G. Case, Jr.                  By:/s/ Robert M. Long
     Herbert G. Case, Jr., President              Robert M. Long, President

By:/s/ Joseph J. Tomasek                     By:/s/ Robert M. Long
      Joseph J. Tomasek, Secretary                 Robert M. Long, Secretary

         Mr. Herbert G. Case, Jr., the President of CEVA International, Inc. shall obtain the notarial acts necessary to acknowledge his signature on these Articles of Merger, and attach such certificates hereto, by an officer of the foreign service of the United States, a consular agent, or any other person authorized by regulation of the United States Department of State to perform notarial acts in the place in which the act is performed, Uniform Recognition of Acknowledgments Acts.

County of Somerset    )
                      )
State of New Jersey   )ss.

         I certify that on April 22, 1999, Joseph J. Tomasek personally came before me and this person acknowledged under oath, to my satisfaction, that:

         (a) this person signed, sealed and delivered the attached document as Secretary of CEVA International, Inc., a corporation named in this document;

         (b) the proper corporate seal was affixed; and

         (c) this document was signed and made by the corporation as its voluntary act and deed by virtue of authority from its Board of Directors.

                               /s/ Anita B. Hogan
                                  Notary Public

COUNTY OF             )
                      )
STATE OF NEW YORK     )

Before me a notary public in and for the aforesaid County, personally appeared ROBERT M. LONG, President of Oro Bueno, Inc., known to me to be the person who executed the foregoing document this __ day of April, 1999.

                              /s/ Mary M. Henschel
                                  Notary Public
art-merg.oro

          CERTIFICATE OF ACKNOWLEDGEMENT OF EXECUTION OF AN INSTRUMENT

                    -----------------------------------------


Republic of Hungary
City of Budapest
Embassy of the united States        } SS:
of America



I, Jennifer M. Lee, Vice Consul of the united States of America at Budapest, Hungary, duly commissioned and qualified, do hereby certify that on this 23rd day of April, 1999, before me personally appeared Mr. Herbert George Case, Jr., personally known, and known to me to be the individual described in, whose name(s) is subscribed to, and who executed the annexed instrument, and being informed by me of the contents of the said instrument she duly acknowledged to me that she executed the same freely and voluntarily for the uses and purposes therein mentioned.

     In witness whereof I have hereunto set my hand and official seal the day and year last above written.

(SEAL)
                                           /s/ Jennifer M. Lee
                                 Jennifer M. Lee
                                             Vice Consul of the
                                             United States of America







art-merg.oro

                                      Exhibit 2.3


STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 04/27/1999
991164736 - 2824166

                              CERTIFICATE OF MERGER

                                       OF

                CEVA INTERNATIONAL, INC., a Delaware Corporation

                                      INTO

                      ORO BUENO, INC., a Nevada Corporation

                            Under Section 252 of the
                General Corporation Law of the State of Delaware

The undersigned corporation, CEVA International, Inc., organized and existing under and by virtue of the Delaware General Corporation Law;

DOES HEREBY CERTIFY:

         FIRST: That the name and state of incorporation of each of the constituent corporations of the merger is as follows:

                           NAME STATE OF INCORPORATION

                       CEVA International, Inc. Delaware
                             Oro Bueno, Inc. Nevada

         SECOND: That an Agreement and Plan of Merger between the parties to the merger has been approved, adopted, certified, executed and acknowledged by the Board of Directors and by unanimous written consent of Stockholders of CEVA International, Inc., all in accordance with the requirements of subsection (c) of Section 252 of the General Corporation Law of the State of Delaware and by Oro Bueno, Inc. in accordance with Section 92A.200 of the Nevada General Corporation Law.

         THIRD: That the name of the surviving corporation of the merger is Oro Bueno, Inc., a Nevada corporation.

         FOURTH;   That  the  Articles  of   Incorporation   of  the   surviving
corporation, Oro Bueno, Inc., shall be its certificate of incorporation.

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 04/27/1999
991164736 - 2824166
         FIFTH: That the executed Agreement and Plan of Merger is on file at the principal place of business of Oro Bueno, Inc., the surviving corporation. The address of the principal place of business of Oro Bueno, Inc., the surviving corporation, is 77 North Bridge Street, Somerville, New Jersey 08876.

         SIXTH: That a copy of the Agreement and Plan of Merger will be furnished by Oro Bueno, Inc., the surviving corporation, on request and without cost, to any stockholder of any constituent corporation.

         SEVENTH: That Oro Bueno, Inc., the surviving corporation, may be served with process in the State of Delaware in any proceeding for enforcement of any obligation of CEVA International, Inc., the Delaware corporation which is a constituent corporation to the merger described herein, as well as for enforcement of any obligation of Oro Bueno, Inc., a Nevada corporation, which is a constituent and the surviving corporation of the merger described herein, including any suit or other proceeding to enforce the right of any stockholders as determined in appraisal proceedings pursuant to the provisions of Section 262 of the Delaware General Corporation Law, and irrevocably appoints the Secretary of State of the State of Delaware as its agent to accept service of process in any such suit or proceedings. The address to which a copy of such process shall be mailed by the Delaware Secretary of State is 77 North Bridge Street, Somerville, New Jersey 08876.

         IN WITNESS WHEREOF, Oro Bueno, Inc. has caused this Certificate to be signed by Robert M. Long, who affirms under the penalties of perjury that its contents are true this 26th day of April, 1999.

                                              ORO BUENO, INC.


                                              By:/s/ Robert M. Long
                                              Robert M. Long, President









certmerg.oro

                                  Exhibit 3.1

                            ARTICLES OF INCORPORATION
                                       OF
                                  RIO ORO, INC.



                  The undersigned natural person, being more than eighteen years of age and acting as an incorporator pursuant to NRS 78 (the "Act"), hereby adopts the following Articles of Incorporation:

                                    ARTICLE I

                  The  name  of  this   corporation  is  "RIO  ORO,  INC."  (the
"Corporation").

                                   ARTICLE II

                  The address of the initial registered office of the Corporation is 195 - 6 Mountain City Highway, Elko, Nevada 89801. The name of the initial registered agent of the Corporation at that address is Nolan A. Barnum.

                                   ARTICLE III

                  The Corporation is authorized to issue a total of Twenty Five Million (25,000,000) shares, which shares are all of the same class, to-wit:
$0.001 par value common stock, and when issued shall all have unlimited voting rights and be entitled to receive the net assets of the Corporation on dissolution.

                                   ARTICLE IV

                  The Governing Board shall be styled as Directors. The first Board of Directors shall consist of four members whose names and addresses are as follows:


Gary M. Lee                                  George D. Fehr
445 East 200 South #39                       10 Exchange Place Suite 610
Salt Lake City, Utah 84111                   Salt Lake City, Utah 84111


James N. Marin                               Tim Neal
3600 Hartstrand Gulch                        P. O. Box 488
Etna, CA 96027                               Friant, CA 93626

                                    ARTICLE V

                  The Corporation is organized to engage in any and all lawful acts and/or activities for which corporations may be organized under the Act.

                                   ARTICLE VI

                  Pursuant to NRS 78.037, neither the Directors, the Officers nor the Stockholders of the Corporation shall have any personal liability for damages or for breach of fiduciary duty except for acts of omissions which include misconduct or fraud.

                                   ARTICLE VII

                  The name and address of the incorporator of the Corporation is:

                             Gary M. Lee
                             445 East 200 South #39
                             Salt Lake City, Utah 84111

                  IN WITNESS WHEREOF, the undersigned executes these Articles of Incorporation, and certifies to the truth of the facts stated herein, on this 30th day of January, 1994.

                                   /s/Gary M. Lee
                                   Gary M. Lee
                                  Incorporator

Subscribed and sworn to before me this 30th day of January, 1994.

 /s/Adrian Gerritsen
Notary Public

My commission expires on:


                                  ARTICLE VIII

                  The undersigned hereby accepts his appointment as the initial registered agent of Rio Oro, Inc.

                               /s/Nolan A. Barnum
                                                    Nolan A. Barnum
                                                    Registered Agent

                                  Exhibit 3.2

                            CERTIFICATE OF AMENDMENT
                          OF ARTICLES OF INCORPORATION
                                       OF
                                 ORO BUENO, INC.

We the undersigned, Ray H. Albrechtsen, President, and Julie Twelves, Secretary of Oro Bueno, Inc., do hereby certify:

That the Board of Directors of said corporation at a meeting duly convened, held on the 10th day of July, 1997, adopted a resolution to amend the original articles as follows:

Article I which presently reads as follows:

                                    Article I
         The name of this corporation is "Rio Oro, Inc." (the "Corporation)

Is hereby amended to read:

                                    Article I
         The name of the corporation is "Oro Bueno, Inc." (the "Corporation)

Article III which presently reads:

                                   Article III
         The Corporation is authorized to issue a total of Twenty Five Million (25,000,000) shares, which shares are all of the same class, to-wit: $0.001 par value common stock, and when issued shall all have unlimited voting rights and be entitled to receive the net assets of the Corporation on dissolution.

Is hereby amended to read:

                                   Article III
         The total authorized capital stock of the Corporation is 100,000,000 shares of Common Stock, with a par value of $0.001 (1 mil). All stock when issued shall be deemed fully paid and non-assessable. No cumulative voting, on any matter to which Stockholders shall be entitled to vote, shall be allowed for any purpose.

         The authorized stock of this corporation may be issued at such time, upon such terms and conditions and for such consideration as the Board of Directors shall, from time to time, determine. Shareholders shall not have pre-emptive rights to acquire unissued shares of the stock of this Corporation.

Article IV which presently reads:

                                   Article IV
         The Governing Board shall be styled as Directors. The first Board of Directors shall consist of four members whose names and addresses are as follows:

Gary M. Lee                                     George D. Fehr
445 East 200 South #39                          10 Exchange Place Suite 610
Salt Lake City, Utah 84111                      Salt Lake City, Utah 84111


James N. Marin                                  Tim Neal
3600 Hartstrand Gulch                           P. O. Box 488
Etna, CA 96027                                  Friant, CA 93626

Is hereby amended to read:

                                   Article IV

         The Governing Board shall be styled as Directors. The Directors are hereby granted the authority to do any act on behalf of the Corporation as may be allowed by law. Any action taken in good faith, shall be deemed appropriate and in each instance where the Business Corporation Act provides that the Directors may act in certain instances where the Articles of Incorporation so authorize, such action by the Directors, shall be deemed to exist in these Articles and the authority granted by said Act shall be imputed hereto without the same specifically having been enumerated herein.

         The Board of Directors may consist of from one (1) to nine (9) directors, as determined from time to time, by the then existing Board of Directors.

         The first Board of Directors shall consist of four members whose names and addresses are as follows:

Gary M. Lee                                     George D. Fehr
445 East 200 South #39                          10 Exchange Place Suite 610
Salt Lake City, Utah 84111                      Salt Lake City, Utah 84111


James N. Marin                                  Tim Neal
3600 Hartstrand Gulch                           P. O. Box 488
Etna, CA 96027                                  Friant, CA 93626

                  THE FOLLOWING NEW ARTICLES ARE HEREBY ADOPTED

                                  ARTICLE VIII
                                COMMON DIRECTORS

                           As  provided  by  Nevada  Revised   Statutes  78.140,
                  without repeating the section in full here, the same is adopted and no contracts or other transaction between this Corporation and any of its officers, agents or directors shall be deemed void or voidable solely for that reason. The balance of the provisions of the code section cited, as it now exists, allowing such transactions, is hereby incorporated into this Article as though more fully set- forth, and such Article shall be read and interpreted to provide the greatest latitude in its application.

                                   ARTICLE IX
                       LIABILITY OF DIRECTORS AND OFFICERS

                           No Director,  Officer or Agent,  to include  counsel,
                  shall be personally liable to the Corporation or its Stockholders for monetary damage for any breach or alleged breach of fiduciary or professional duty by such person acting in such capacity. It shall be presumed that in accepting the position as an Officer, Director, Agent or Counsel, said individual relied upon and acted in reliance upon the terms and protections provided for by this Article. Notwithstanding the foregoing sentences, a person specifically covered by this Article, shall be liable to the extent provided by applicable law, for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or for the payment of dividends in violation of NRS 78.300.

                                    ARTICLE X
            ELECTION REGARDING NRS 78.378 - 78.3793 AND 78.411-78.444

                           This  Corporation  shall NOT be governed by nor shall
                  the provisions of NRS 78.378 through and including 78.3793 and NRS 78.411 through and including 78.444 in any way whatsoever affect the management, operation or be applied in this Corporation. These Articles may only be amended by a majority vote of not less than 90% of the then issued and outstanding shares of the Corporation. A quorum of outstanding shares for voting on an Amendment to these articles shall not be met unless 95% or more of the issued and outstanding shares are present at a properly called and noticed meeting of the Stockholders. The super-majority set-forth in these Articles only applies to any attempted amendment to these Articles.

The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 5,052,500 that the said change(s) and amendment have been consented to and approved by an affirmative vote of 4,804,500 shares.


/s/Ray H. Albrechtsen                               /s/Julie Twelves
Ray H. Albrechtsen, President                      Julie Twelves, Secretary

State of Utah
County of Salt Lake

On July 10,  1997 ,  personally  appeared  before  me, a Notary  Public,  Ray H.
Albrechtsen and Julie Twelves, who acknowledged that they executed the above instrument.

                               /s/Margaret Bullick
                                                   Notary Public

                                  Exhibit 3.3

                 AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                       OF
                                 ORO BUENO, INC.

         The undersigned, being the President and Secretary of Oro Bueno, Inc., a Nevada corporation (hereinafter referred to as the "Corporation"), having been authorized to execute these Amended and Restated Articles of Incorporation, hereby certifies to the Secretary of State of the State of Nevada that:

         FIRST: The Corporation desires to amend and restate its Articles of Incorporation as currently in effect as hereinafter provided.

         SECOND: The provisions set forth in these Amended and Restated Articles of Incorporation supersede the original Articles of Incorporation and all amendments thereto. These Amended and Restated Articles of Incorporation correctly set forth the provisions of the Articles of Incorporation, as amended to the date hereof.

         THIRD:            The Board of Directors duly adopted and declared the
advisability of the Amended and Restated Articles of Incorporation.

         FOURTH: Shareholders of the Corporation holding 496,600 of the 505,300 outstanding shares (98.28%) of the Corporation's common stock approved and adopted the amendments contained in the Amended and Restated Articles of Incorporation by written consent dated April 5, 1999.

         FIFTH:   The Articles of Incorporation of the Corporation, as amended and restated, are set forth on Exhibit A attached hereto.


                                       /s/Robert M. Long
                                       Robert M. Long, President and Secretary

                                 ACKNOWLEDGMENT

State of New York

County of Dutchess

         On April 24, 1999, personally appeared before me, a Notary Public, Robert M. Long who acknowledged that he executed the above instrument.


                               /s/Mary M. Henschel
                                Mary M. Henschel

                                    Exhibit A


                                    ARTICLE I
                                      NAME

         The name of this Corporation is CEVA International, Inc.


                                   ARTICLE II
                               PURPOSES AND POWERS

         The Corporation is organized to engage in any and all lawful acts and/or activities for which corporations may be organized under the laws of the State of Nevada.


                                   ARTICLE III
                            AUTHORIZED CAPITAL STOCK

         The amount of total authorized capital stock which the Corporation shall have authority to issue is 100,000,000 shares of common stock, each with $0.001 par value, and 25,000,000 shares of preferred stock, each with $0.001 par value. To the fullest extent permitted by the laws of the State of Nevada (currently set forth in NRS 78.195), as the same now exists or may hereafter be amended or supplemented, the Board of Directors may fix and determine the designations, rights, preferences or other variations of each class or series within each class of capital stock of the Corporation.

         No cumulative voting, on any matter to which shareholders shall be entitled to vote, shall be allowed for any purpose.

         The authorized stock of this Corporation may be issued at such time, upon such terms and conditions and for such consideration as the Board of Directors shall, from time to time, determine. Shareholders shall not have pre-emptive rights to acquire unissued shares of the stock of this Corporation.

Series A Redeemable Non-Dividend Preferred Stock

         There shall be a series of preferred stock, designated as the "Series A Redeemable Non-Dividend Preferred Stock", and hereinafter referred to as the "Redeemable Preferred Stock". The powers, designations, preferences and voting powers and relative participating, optional, and other special rights of the shares of the Redeemable Preferred Stock of the Corporation and the qualifications, limitations or restrictions of such shares, shall be as follows:

         1. General. The Redeemable Preferred Stock shall initially consist of 100 shares having a par value of $.05 per share and a stated value of $50,000 per share (the "Stated Value"). All shares of Redeemable Preferred Stock shall in all respects be equal, and shall have the powers, designations, preferences and voting powers, and relative, participating, optional, redemption, conversion, and other special rights, and limitations, restrictions and qualifications thereof, hereinafter set forth. The Board of Directors is expressly authorized (within the limit of the authorized amount thereof) to cause the shares of Redeemable Preferred Stock to be issued from time to time, and to determine the consideration to be received therefor in cash, property, including stock or securities of other entities, or services. The Redeemable Preferred Stock may be issuable on or after the effective date of the filing of this document (the "Effective Date") with the Secretary of State of Nevada in compliance with the Nevada General Corporation law. The Redeemable Preferred Stock shall be of a junior and subordinate rank, after the common stock, as to the payment of dividends (other than dividends payable solely in shares of junior stock).

         For purposes hereof, any class or series of stock shall be deemed to rank (i) prior to the Redeemable Preferred Stock, as to dividends if the holders of such class or series shall be entitled to the receipt of dividends, in preference or priority to the holders of the Redeemable Preferred Stock,; and
(ii) subordinate and junior to the Redeemable preferred Stock, as to distributions in liquidation, whether or not the liquidation prices per share thereof be different from those of the Redeemable Preferred Stock, if the holders of such class or series of stock shall be entitled to the receipt of amounts distributable upon liquidation of the Corporation.

         2. Dividends. The holders of record of shares of the Redeemable Preferred Stock shall not be entitled to receive any dividends.

         3. Redemption. The Corporation shall be obliged to redeem all or part of the Redeemable Preferred Stock outstanding subject and pursuant to the following terms and conditions: in the event the Corporation shall have earned, in any previous fiscal year, after-tax profits in an amount equal to or greater than One Million ($1,000,000.00) Dollars calculated in accordance with generally accepted accounting principles, consistently applied, (the "After Tax Profit"), the Corporation shall redeem for cash that number of shares of Redeemable Preferred Stock whose aggregate Stated Value is equal to twenty-five (25%) percent of the aggregate and total After Tax Profit; for example, in the event the Corporation earns $1,200,000 in after tax profits in a prior fiscal year, the After Tax Profit would be $300,000 and the Corporation would be obligated to redeem 6 shares of the Redeemable Preferred Stock outstanding $1,200,000 x 25%) = $300,000 divided by $50,000, the Stated Value, = 6 shares of Redeemable Preferred Stock. No call for redemption of any amount of Redeemable Preferred Stock shall be made without setting apart funds sufficient to pay the redemption price.

                  Notice of redemption setting forth the redemption price, the date and place of redemption of the shares called for redemption shall be mailed by regular mail, postage prepaid, at least 30 days but not more than 90 days before the redemption date to each holder of record (as of such record date as may have been fixed therefor by the Board of Directors) of shares of Redeemable Preferred Stock to be redeemed at such holder's address as shown on the books of the Corporation, but no failure to mail such notice or defect therein or in the mailing thereof shall affect the validity of redemption of any shares of Redeemable Preferred Stock so to be redeemed.

                  Unless the  Corporation  shall default in providing  moneys at the time and place specified for the payment of the redemption price as aforesaid, all rights of the holders of Redeemable Preferred Stock as stockholders (other than the right to receive the redemption price as aforesaid) shall cease from and after the date fixed in the notice of redemption as the date of redemption. The Corporation shall have the right, on the date on which notice of redemption has been given as above provided or any subsequent date prior to the date of redemption, to deposit in trust an amount equal to the aggregate redemption price of the shares of Redeemable Preferred Stock to be redeemed to the date of redemption; and in the event of such deposit, notwithstanding that any certificates for shares of Redeemable Preferred Stock so called for redemption shall not have been surrendered for cancellation, all rights of the holders of shares of Redeemable Preferred Stock to be redeemed shall cease from and after the date of such deposit, other than the right to receive the redemption price as aforesaid.

                  Any interest accrued on any funds so deposited shall belong to the Corporation and be paid to it from time to time. Any funds so deposited and unclaimed at the end of seven years from the date fixed for redemption, shall be paid to the Corporation, after which repayment the holders of shares of Redeemable Preferred Stock so called for redemption shall look only to the Corporation for the payment thereof, without interest.

         4. Liquidation. The "Liquidation Value" shall be equal to the Stated Value of $50,000.

                  In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of shares of Redeemable Preferred Stock shall be entitled to be paid out of the assets of the Corporation before any distribution or payment is made to or set apart for the holders of any shares of junior stock or the Common Stock of the Corporation, the Liquidation Value per share of Redeemable Preferred Stock as of the date of payment thereof, and no more. In case the amounts available for distribution to the holders of all outstanding shares of Redeemable Preferred Stock are not sufficient to pay the holders of all outstanding shares of Redeemable Preferred Stock the full amounts to which they are respectively entitled as aforesaid, then such amounts shall be distributed ratably to the holders of all the outstanding shares of Redeemable Preferred Stock in proportion to the full amounts to which they are respectively entitled. Neither the merger or consolidation of the Corporation into or with any one or more other corporations or entities, nor the sale, conveyance, exchange or transfer of all or substantially all the property or assets of the Corporation, shall be deemed a liquidation, dissolution or winding up of the Corporation, voluntary or involuntary.

         5.       Voting Rights of Redeemable Preferred Stock.

                  (a) General. Except as set forth in subpargraphs (b) and (c) of this paragraph 5 otherwise required by law, holders of Redeemable Preferred Stock shall have no right to vote at, or participate in, any meeting of stockholders of the Corporation. Except as required by law, holders of Redeemable Preferred Stock shall not be entitled to receive notice of any meeting of stockholders at which they are not entitled to vote on or consent to any matter.

                  There shall be no cumulative voting in elections for directors. The number of directors of the Corporation may be further increased or decreased in such manner as may be permitted by the By-laws and without the vote of the holders of Redeemable Preferred Stock. No such action shall impair the right of the holders of Redeemable Preferred Stock to elect directors as provided in subparagraph (b) above.

                  (b) Corporate Action Requiring Affirmative Vote of Holders of Shares of Redeemable Preferred Stock. So long as any shares of Redeemable Preferred Stock are outstanding, the Corporation shall not:

                  (1) Without first obtaining the affirmative vote by written consent, in person or by proxy, or at any meeting called for the purpose, of the holders of at lest a majority of the outstanding shares of Redeemable Preferred Stock, or if holders of other classes or series of preferred stock have the right to vote on such matter, the holders of at lest a majority of shares of Redeemable Preferred Stock and such other classes or series of preferred stock voting as a single class,

                                    (A)  authorize or create any shares of stock
                  of any other class or series, or authorize an increase in the authorized amount of any class or series of shares, which shall rank in any respect prior to or on a parity with the Redeemable Preferred Stock; or

                                    (B) increase the authorized number of shares
                  of Redeemable Preferred Stock.

                                    (C) amend,  alter,  change, or repeal any of
                  the express terms and provisions of the Redeemable Preferred Stock in a manner which would adversely affect the rights or preferences of the Redeemable Preferred Stock.

                  (2) For the purpose of this subparagraph (b), except as otherwise specifically provided, the holders of shares of Redeemable Preferred Stock shall vote as one class, and each holder of Redeemable Preferred Stock shall be entitled to one vote for each share held.

                  (c) Voting Rights After Notice of Redemption. The voting provisions described in this paragraph 5 shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, notice shall have been given to holders of Redeemable Preferred Stock that all outstanding shares of Redeemable Preferred Stock shall be redeemed with 90 days after the giving of such notice.

         6. Status of Redeemed and Converted Shares. All shares of Redeemable Preferred Stock redeemed, retired, purchased or otherwise acquired by the Corporation shall not be reissued or resold, but shall be canceled, and the Corporation may from time to time cause all such shares to be retired in the manner provided by law.

         7. No Preemptive Rights. The Redeemable Preferred Stock is not entitled to any preemptive or subscription rights in respect of any securities of the Corporation.

                                   ARTICLE IV
                                    DIRECTORS

         The Governing Board shall be styled as Directors. The Directors are hereby granted the authority to do any act on behalf of the Corporation as may be allowed by law. Any action taken in good faith, shall be deemed appropriate and in each instance where the Nevada General Corporation law provides that the Directors may act in certain instances where the Articles of Incorporation so authorize, such action by the Directors, shall be deemed to exist in these Articles and the authority granted by said Act shall be imputed hereto without the same specifically having been enumerated herein.

         The Board of Directors may consist of from one (1) to nine (9) directors, as determined, from time to time, by the then existing Board of Directors.

                                    ARTICLE V
                              NON-ASSESSABLE STOCK

         The capital stock, after the amount of the subscription price has been paid, shall not be subject to assessment to pay the debts of said Corporation, whether issued for money, services, property or otherwise. The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever.

                                   ARTICLE VII
                               PERSONAL LIABILITY

         Pursuant to NRS 78.037, neither the Directors, the Officers, nor the Stockholders of the Corporation shall have any personal liability for damages or for breach of fiduciary duty except for acts or omissions which include misconduct or fraud.

                                   ARTICLE VII
                                  INCORPORATOR

         The name and addresses of the incorporation of this Corporation is:

                  Name                           Post Office Address

         Gary M. Lee                             445 E. 200 South, Suite 300
                                                 Salt Lake City, Utah


                                  ARTICLE VIII
                                COMMON DIRECTORS

         As provided by Nevada Revised  Statutes 78.140,  without  repeating the section in full here, the same is adopted and no contract or other transaction between this Corporation and any of its officers, agents, or directors shall be deemed void or voidable solely for that reason. The balance of the provisions of the code section cited, as it now exists, allowing such transactions, is hereby incorporated into this Article as though more fully set forth, and such Article shall be read and interpreted to provide the greatest latitude in its application.

                                                    ARTICLE IX
                                        LIABILITY OF DIRECTORS AND OFFICERS

         No Director, Officer, or Agent, to include counsel, shall be personally liable to the Corporation or its stockholders for monetary damages for any breach or alleged breach of fiduciary or professional duty by such person acting in such capacity. It shall be presumed that in accepting the position as an Officer, Director, Agent, or Counsel, said individual relied upon and acted in reliance upon the terms and protections provided for by this Article. Notwithstanding the foregoing sentences, a person specifically covered by this Article, shall be liable to the extent provided by applicable law, for acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law, or for the payment of dividends in violation of NRS 78.300.

                                    ARTICLE X
             ELECTION REGARDING NRS 78.###-##-#### and 78.411-78.444

         This Corporation shall NOT be governed by nor shall the provisions of NRS 78.378 through and including 78.3793 and NRS 78.411 through and including
78.444 in any way whatsoever affect the management, operation or be applied in this Corporation.

                                                    ARTICLE XI
                                                  INDEMNIFICATION

         The Corporation shall indemnify, to the fullest extent permitted by applicable law in effect from time to time, any person against all liability and expense (including attorneys's fees) incurred by reason of the fact that he is or was a director or officer of the Corporation, he is or was serving at the request of the Corporation as a director, officer, employee, or agent of, or in any similar managerial or fiduciary position of, another corporation, partnership, joint venture, trust or other enterprise. The Corporation shall also indemnify any person who is serving or has served the Corporation as a director, officer, employee, or agent of the Corporation to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible.

                               /s/Robert M. Long
                     Robert M. Long, President and Secretary


                                                  ACKNOWLEDGMENT

State of New York  )
                   )ss.
County of Dutchess )

         On April 23, 1999, personally appeared before me, a Notary Public, Robert M. Long, who acknowledged that he executed the above instrument.

(Notary Stamp or Seal)                            /s/Mary M. Henschel
                                                 Mary M. Henschel
                                                 Notary Public














orobueno.art

                                  Exhibit 3.4


                                    BYLAWS OF

                            CEVA INTERNATIONAL, INC.

                              A Nevada Corporation


                                    ARTICLE I

                                     OFFICES

     Section 1 PRINCIPAL OFFICES. The principal office for the transaction of the business of the corporation is fixed and located at 75-77 North Bridge Street, Somerville, New Jersey 08876. The Board of Directors may change the principal office from one location to another as from ti to time may be necessary. Any change of this location shall be noted by the Secretary on these Bylaws opposite this section, or this section may be amended to state the new location.

     Section 2. OTHER OFFICES. The Board of Directors may, at any time, establish branch or subordinate offices at any place or places.


                                   ARTICLE II

                            MEETINGS OF SHAREHOLDERS

     Section 1. ANNUAL MEETING. The annual meeting of shareholders may be held on the last Saturday of March of each year at 10:00 a.m. or at such other date and time which may be scheduled by the Board of Directors to the extent that such scheduling is in compliance with the laws of the state of incorporation of the Company. At this meeting, Directors shall be elected, and any other proper business within the power of the shareholders may be transacted. In the event that an annual meeting is not held in any year, the Board of Directors, as then constituted, shall continue to perform their duties until such annual or special meeting is properly called and they, or any of them, are re-elected or replaced.

     Section 2. PLACE OF MEETINGS. All annual shareholders meetings shall be held at the corporation's principal office, or a location selected by the Board of Directors and notice to the shareholders as required by Section 4 of these Articles, and all other shareholders meetings shall be held either at the principal office or any other place within or outside the State of Nevada that may be designated either by the Board of Directors in accordance with these Bylaws, or by the written consent of all persons entitled to vote at the meeting, given either before or after the meeting and filed with the Secretary of the Corporation.

     Section 3. SHAREHOLDER ACTION WITHOUT MEETING. Pursuant to Nevada law, any action which could be taken at a meeting of the shareholders may be taken without a meeting, if a written consent thereto is signed by shareholders holding at least a majority of the meeting, if a written consent thereto is signed by shareholders holding at least a majority of the voting power of the Corporation, except that if a different proportion of voting power is required for such action at a meeting, then that proportion of written consent shall be required.

         Section 4. SPECIAL MEETINGS. A Special shareholders meeting for any purpose whatsoever may be called at any time by the President, any Vice-President, the Board of Directors, or one or more shareholders holding not less than one-tenth (1/10) of the voting power or the Corporation.

         Section 5. NOTICE OF MEETINGS. Written notices specifying the place, day, and hour of the meeting and, in the case of a special meeting, the general nature of the business to be transacted, shall be given not less than ten (10) days, nor more than fifty (50) days before the date of the meeting. Such notice must be given personally or by mail or by other means of written communication, addressed to the shareholder at the address appearing on the books of the corporation or given by the shareholder to the corporation for the purpose of notice. If no such address appears or is given by a shareholder of record entitled to vote at the meeting, notice is given at the place where the principal executive office of the corporation is located, or by publication at least once in a newspaper of general circulation in the country where the principal executive office is located.

         The notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication. An affidavit of mailing of any notice in accordance with the provisions of this section executed by the Secretary shall be prima facie evidence of the giving of notice.

     Section 6. WAIVER OF NOTICE. A shareholder may waive notice of any annual or special meeting by signing a written notice of waiver either before or after the date of such meeting.

         Section 7. QUORUM. The presence in person or by proxy of the holders of at least fifty-one percent (51%) of the outstanding shares entitled to vote at any meeting of the shareholders shall constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum, any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

         Section 8. PROXIES. Every person entitled to vote at a shareholders meeting of the corporation, or entitled to execute written consent authorizing action in lieu of a meeting, may do so either in person or by proxy executed in writing by shareholder or by his duly authorized attorney-in-fact. No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy.

     Section 9. VOTING. Except as otherwise provided in the Articles of Incorporation or by agreement or by the general corporation law, shareholders at the close of business on the record date are entitled to notice and to vote.

         Section 10. LIST OF SHAREHOLDERS. The Secretary shall prepare, at least ten (10) days before every meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, showing the address of each shareholder and the number of shares registered in the name of each shareholder. Such list shall be open to the examination of any shareholder, for any purpose germane to the meeting. This list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any shareholder present.

         Section 11. INSPECTORS. At each meeting of shareholders, the chairman of the meeting may appoint one or more inspectors of voting, whose duty it shall be to receive and count the ballots and make a written report showing the result of the balloting. The Secretary of the Corporation may perform this function.

     Section 12. ORDER OF BUSINESS. The order of business at the annual meeting of the shareholders insofar as possible, and at all other meetings of shareholders, shall be as follows:

         1.       Call to order.
         2.       Proof of notice of meeting.
         3.       Reading and disposing of any unapproved minutes.
         4.       Reports of officers.
         5.       Reports of committees.
         6.       Election of Directors.
         7.       Disposition of unfinished business.
         8.       Disposition of new business.
         9.       Adjournment.


                                   ARTICLE III

                               BOARD OF DIRECTORS


         Section 1. GENERAL POWERS. Subject to the provisions of the Nevada Corporation Act, and any limitations in the Articles of Incorporation and these Bylaws relating to actions required to be approved by the shareholders or by the outstanding shares, the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

     Section 2. ENUMERATION OF DIRECTORS' POWER. Without prejudice to these general rules, and subject to the same limitation, the Board of Directors shall have the power to:

         (a) Select and remove all officers, agents and employees of the Corporation; prescribe any powers and duties for them that are consistent with law, with the Articles of Incorporation, and these Bylaws; fix their compensation; and require from them security for faithful service.

         (b) Change the principal executive office or the principal business office from one location to another; cause the Corporation to be qualified to do business in any other state, territory, dependency, or country and conduct business within or outside the State of Nevada; and designate any place within or outside the State of Nevada for the holding of any shareholders meeting of meetings, including annual meetings.

         (c) Adopt, make, or use a corporate seal; prescribe the forms of certificates of stock; and alter the form of the seal and certificate.

         (d) Authorize the issuance of shares of stock of the Corporation on any lawful terms, in consideration of money paid, labor done, services actually rendered, debts or securities canceled, or tangible or intangible property actually received.

         (e) Borrow money and incur indebtedness on behalf of the Corporation, and cause to be executed and delivered for the Corporation's purposes, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations, and other evidences of debt and securities.

         (f)      Engage in and/or adopt employment  agreements,  contracts,  or
                  other  employment  contracts  with  independent   contractors,
                  companies, government agencies, or individuals.

         Section 3.        NUMBER, TENURE, QUALIFICATION AND ELECTIONS.
         To the extent allowed by the Articles of Incorporation, the Board of Directors shall be fixed from time to time by resolution of the Board, but shall not be less than one (1), nor shall it exceed five (5). Directors need not be shareholders of the Corporation. The number of Directors may be increased beyond five (5) only by approval of the outstanding shares of the Corporation. The Directors of the Corporation shall be elected at the annual meeting of the shareholders and shall serve until the next annual or special meeting is properly called and they, or any of them, are re-elected and until their successors have been elected and qualified.

         Section 4. VACANCIES. A vacancy or vacancies on the Board of Directors shall be deemed to exist in the event of the death, resignation, or removal of any Director, or if the Board of Directors by resolution declares vacant that office of a Director who has been declared of unsound mind by an order of court of convicted of a felony, or if the authorized number of Directors is increased, the shareholders fail at any meeting of shareholders at which any Director of Directors are elected, to elect the number of Directors to be voted for at that meeting.

         Any Director may resign effective on giving written notice to the Chairman of the Board, the President, the Secretary, or the Board of Directors, unless a notice specifies a later time for that resignation to become effective. If the resignation of a Directors is effective at a future time, the Board of Directors may elect a successor to take office when the resignation becomes effective.

         Vacancies on the Board of Directors may be filled by a majority of the remaining Directors, whether or not less than a quorum, or by a sole remaining Director, except that a vacancy created by the removal of a Director by the vote or written consent of the shareholders or by court order may be filled only by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the unanimous written consent of the shareholders of the outstanding shares entitled to vote. The shareholders may elect a Director or Directors at any time to fill any vacancy or vacancies not filled by the Directors, but any such election by written consent shall require the consent of a majority of the outstanding shares entitled to vote, except that filling a vacancy created by a removal of a Director shall require the written consent of the holders of all outstanding shares entitled to vote.

         Each Director so elected shall hold office until the next annual meeting of the shareholders and until a successor has been elected and qualified.

         Section 5. ANNUAL MEETING. Immediately following each annual meeting of shareholders, the Board of Directors may hold a regular meeting at the place that the annual meeting of shareholders was held or at any other place that shall have been designated by the Board of Directors for the purpose of organization, any desired election of officers, and the transaction of other business. Notice of this meeting shall not be required.

         Section 6. NOTICE OF MEETINGS. Notice need not be given of regular meetings of the Board of Directors, nor is it necessary to give notice of adjourned meetings. Notice of special meetings shall be in writing by mail at least four (4) days prior to the date of the meeting or forty-eight (48) hours' notice delivered personally or by telephone or telegraph or telecopier. Neither the business to be transacted at, nor the purpose of any such meeting need by specified in the notice. Attendance of a Director at a meeting shall constitute a waiver of notice of that meeting except when the Director attends for the express purpose of objecting to the transaction of any business in that the meeting is not lawfully called or convened.

         Section 7.        PLACE OF MEETINGS AND MEETINGS BY TELEPHONE.
         Regular and special meetings of the Board of Directors may be held at any place within or outside the State of Nevada that has been designated from time by the Board. In the absence of such designation, meetings shall be at the principal executive office of the Corporation. Any meeting, regular or special, may be held by conference telephone, or similar communication equipment, as long as all Directors participating in the meeting can hear one another, and all such Directors shall be deemed to be present in person at the meeting.

     Section 8. SPECIAL MEETINGS. Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the Chairman of the Board of the President, any Vice President, or the Secretary.

     Section 9. MAJORITY OR QUORUM. A majority of the authorized number of Directors constitutes a quorum of the Board for the transaction of business except as hereinafter provided.

         Section 10. TRANSACTIONS OF BOARD. Except as otherwise provided in the Articles or these Bylaws, or by law, every act or decision done or made by a majority of the Directors present at a duly held meeting at which a quorum is present, is the act of the Board, provided, however, that any meeting at which a quorum was initially present may continue to transact business notwithstanding the withdrawal of Directors if any action taken is approved by at lest a majority of the required quorum for such meeting.

         Section 11. ADJOURNMENT. A majority of Directors present at any meeting, whether or not a quorum is present, may adjourn the meeting to another time and place. If the meeting is adjourned for more than twenty-four (24) hours, notice of the adjournment to another time and place must be given prior to the time of the adjourned meeting to the Directors who were present at the time of the adjournment.

         Section 12. CONDUCT OF MEETING. The Chairman of the Board, of if there is not such officer, the President, or in his absence, any Director selected by the Director present shall preside at the meeting of the Board of Directors. The Secretary of the Corporation or, in the Secretary's absence any person appointed by the presiding officer, shall act as Secretary of the Board.

         Section 13. ACTION WITHOUT MEETING. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, if all members of the Board shall individually or collectively consent in writing to such action. Such action by written consent shall have the same force and effect as a unanimous vote of the Board of Directors. Such written consent(s) shall be filed with the minutes of the proceedings of the Board.

         Section 14. FEES AND COMPENSATION OF DIRECTORS. Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement of expenses, as may be fixed or determined by resolution of the Board of Directors. Nothing herein contained shall be construed to preclude any Director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise, and receiving compensation for such services.

         Section 15.       APPROVAL OF BONUSES FOR DIRECTORS AND OFFICERS.
         No bonuses or share in the earnings or profits of the Corporation shall be paid to any of the officers, Directors, or employees of the Corporation except as approved by the Board of Directors.

                                   ARTICLE IV

                                    OFFICERS

     Section 1. OFFICERS. The officers of the Corporation shall be a President, a Vice- President, a Secretary, and a Chief Financial Officer (Treasurer). The Corporation may also have,
                                                         6
at the discretion of the Board of Directors, a Chairman of the Board, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article IV. Any number of offices may be held by the same person, except the offices of President and Secretary.

         Section 2. ELECTION OF OFFICERS. The officers of the Corporation, except such officers as may be appointed in accordance with the provisions of
Section 3 or Section 5 of this Article IV shall be chosen by the Board of Directors, and each shall serve at the pleasure of the Board, subject to the rights, if any, of an officer under any contract of employment.

         Section 3. SUBORDINATE OFFICERS. The Board of Directors may appoint, and may empower the President to appoint, such other officers as the business of the corporation may require. Each of them shall hold office for such period, have such authority and perform such duties as are provided in the Bylaws, or as the Board of Directors may from time to time determine.

         Section 4. REMOVAL AND RESIGNATION OF OFFICERS. Subject to the rights, if any, of an officer under a contract of employment, any officer may be removed, either with or without cause, by the Board of Directors, at any regular or special meeting of the Board, or, except in case of an officer chosen by the Board of Directors, by the Board of Directors.

         Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect on the date of receipt of that notice or at any later time specified in that notice, unless otherwise specified in that notice. Any resignation is without prejudice to the rights, if any, of the corporation under any contract for which the officer is a party.

         Section 5. VACANCIES IN OFFICES. A vacancy in any office because of death, resignation, removal, disqualification, or any other cause, shall be filled in the manner prescribed in these Bylaws for regular appointments to that office.

         Section 6. PRESIDENT. Subject to such powers, if any, as may be given by the Bylaws or Board of Directors to other officers of the Corporation, the President shall be General Manager and Chief Executive Officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the Corporation. He shall preside at all meetings of the shareholders and at all meetings of the Board of Directors. He shall have the general powers and duties of management usually vested in the office of President of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or the Bylaws.

         Section 7. VICE-PRESIDENT. In the absence or disability of the President, the Vice-President designated by the Board of Directors shall perform all the duties of the President, and when so acting shall have all the powers of and be subject to all of the restrictions upon, the President. The sole duty of the Vice-President of this Corporation shall be to function as a representative of the President in such case as the President may be absent or disabled. The Vice- President may, when not acting in the representative capacity of the President, hold other positions and be assigned other duties within the Corporation.

         Section 8. SECRETARY. The Secretary shall keep or cause to be kept, at the principal executive office or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of Directors, committees of Directors and shareholders, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice given, the names of those present at Director meetings or committee meetings, the number of shares present or represented at shareholders meetings, and the proceedings.

         The Secretary shall keep, or cause to be kept, at the principal executive office or at the office of the Corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a record of shareholders, or a duplicate record of shareholders showing the names of all shareholders and their addresses, the number of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

         The Secretary or Assistant Secretary, if they are absent or unable to act or refuse to act, any other officer of the Corporation shall give, or cause to be given, notice of all meetings of the shareholders, of the Board of Directors, and of committees of the Board of Directors required by the Bylaws or by law to be given. The Secretary shall keep the seal of the Corporation, if one is adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by the Bylaws.

         Section 9. CHIEF FINANCIAL OFFICER. The Chief Financial Officer (Treasurer) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The book of accounts shall at all reasonable times be opened to inspection by any Director.

         The Chief Financial Officer shall deposit all monies and other valuables in the name and to the credit of the Corporation with such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and Directors, whenever they request it, an account of all of his transactions as Chief Financial Officer and of the financial condition of the Corporation, and shall have other powers and perform other such duties as may be prescribed by the Board of Directors of the Bylaws.


                                    ARTICLE V

                INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES
                                AND OTHER AGENTS

         Section 1. AGENTS, PROCEEDINGS AND EXPENSES. For the purpose of this Article, "agent" means any person who is or was a Director, officer, employee, or other agent of this Corporation, or is or was serving at the request of this Corporation as a Director, officer, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a Director, officer, employee, or agent of a foreign or domestic corporation which was a predecessor corporation of this corporation or of another enterprise at the request of such predecessor corporation; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative, or investigative; and "expenses" includes, without limitation, attorneys' fees and any expenses of establishing a right to indemnification under Section 4 of Section 5(c) of this Article.

         Section 2. ACTIONS OTHER THAN BY THE CORPORATION. This Corporation shall defend and indemnify any person who was or is a party, or is threatened to be made a party, to any proceeding (other than an action by or in the right of this Corporation) by reason of the fact that such person is or was an agent of this Corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if that person acted in good faith and in a manner that that person reasonably believed to be in the best interests of this corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of that person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interest of this Corporation or that the person had reasonable cause to believe that the person's conduct was lawful.

         Section 3. ACTIONS BY THE CORPORATION. This Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of this Corporation to procure a judgment in its favor by reason of the fact that said person is or was an agent, counsel to the Corporation, officer or director of this Corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of that action if that person acted in good faith, in a manner that that person believed to be in the best interests of this Corporation and with such care, including reasonably inquiry, that such action would not be deemed grossly negligent on the part of such agent (for the purposes of this Article V, the term "agent" shall mean and include all officers, directors, counsel, and employees). Indemnification shall be available under this Section 3, conditioned only upon the following:

         (a) In respect of any claim, issue or matter as to which that person may be liable to this Corporation, the duty and obligation of the Corporation to defend and indemnify such agent shall be absolute unless and only to the extent that the court in which that action was brought shall determine, upon application, that in view of all the circumstances of the case, said person acted with reckless disregard equated to gross negligence with regard to the specific claims made against said person;

         (b) The indemnification provisions set-forth herein are to be interpreted as broadly as possible in their application to any officer, director, counsel or agent of the corporation, to include accountants and counsel for the corporation. Such interpretation shall treat these provisions as continuing contractual obligations of the corporation and subsequent modification shall not limit the effect of these provisions as applied to the covered classes who were so covered, at any time following adoption hereof.

         Section 4. SUCCESSFUL DEFENSE BY AGENT. To the extent that an agent of this corporation has been successful on the merits or otherwise in defense of any proceeding referred to in Section 2 or 3 of this Article, or in defense of any claim, issue, or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith. An agent shall be deemed successful if the Court fails to make a specific finding regarding the degree of fault as set forth in Section 3, hereinabove.

         Section 5. REQUIRED APPROVAL. Except as provided in Section 4 of this Article, any indemnification under this Article shall be made by this Corporation only if authorized in the specific case on a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in Section 2 or 3 of this Article, by:

     (a) A majority vote of a quorum consisting of Directors who are not parties to the proceeding;

         (b) Approval by the affirmative vote of a majority of the shares of this corporation entitled to vote represented at a duly held meeting at which a quorum is present or by written consent of holders of a majority of the outstanding shares entitled to vote; or

         (c) The court in which the proceeding is or was pending, on application made by this corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not such application by the agent, attorney or other person is opposed by this Corporation.

         Section 6. ADVANCE OF EXPENSES. Expenses incurred in defending any proceeding may be advanced by this Corporation before the final disposition of the proceeding on receipt of an undertaking by or on behalf of the agent to repay the amount of the advance unless it shall be determined ultimately that the agent is entitled to be indemnified as authorized in this Article.

         Section 7. OTHER CONTRACTUAL RIGHTS. Nothing contained in this Article shall affect any right to indemnification to which persons other than Directors and officers of this Corporation or any subsidiary hereof may be entitled to contract or otherwise.

         Section 8. INSURANCE. Upon and in the event of a determination by the Board of Directors of this Corporation to purchase such insurance, this Corporation shall purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in such capacity or arising out of the agent's status as such whether or not this Corporation would have the power to indemnify the agent against that liability under the provisions of this section.

     Section 9. FIDUCIARIES OF CORPORATE EMPLOYEE BENEFIT PLAN. This Article does not apply to any proceeding against any trustee, investment manager, or other fiduciary of an employee benefit plan in that person's capacity as such, even though that person may also be an agent of the Corporation as defined in
Section 1 of this Article. Nothing
contained in this Article shall limit any right to indemnification to which such trustee, investment manager, or other fiduciary may be entitled by contract or otherwise, which shall be enforceable to the extent permitted by applicable law other than this Article.


                                   ARTICLE VI

                               STOCK CERTIFICATES

         Section 1. FORM. The shares of the Corporation shall be represented by certificates signed by the President or Vice President and the Chief Financial Officer or the Secretary of the Corporation. Any or all of such signatures may be facsimiles if countersigned by a transfer agent, or registered by a registrar, other than the Corporation itself or an employee of the Corporation. Each such certificate shall also state:

 (a) The name of the record holder of the shares represented by such certificate;

 (b)  The number of shares represented thereby;

 (c)  A designation of any class or series of which such shares are a part;

 (d)  That the shares have a par value of $0.001;

 (e)  That the corporation is organized under the laws of the State of Nevada;

 (f) any restrictions applicable to the shares shall be so designated on the face thereof.

         Section 2. TRANSFERS. Transfer of shares of the Corporation shall be made in the manner set forth in the Nevada Uniform Commercial Code. The Corporation shall maintain stock transfer books, and any transfers shall be registered thereon only on request and surrender of the stock certificate representing the transferred shares, duly endorsed; if transfer is by Power of Attorney, the Power of Attorney shall be deposited with the Secretary of the Corporation or with the designated Transfer Agency.

         Section 3. LOST, DESTROYED AND STOLEN CERTIFICATES. No certificate or shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed, stole, or mutilated except on production of such evidence and provision of such indemnity to the Corporation as the Board of Directors may prescribe.

                                   ARTICLE VII

                                CORPORATE ACTIONS

         Section 1. CONTRACTS. The Board of Directors may authorize any officer or officers, or any agent or agents of the Corporation, to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

         Section 2. LOANS. No loan shall be made by the Corporation to its officers or Directors, and no loan shall be made by the Corporation secured by its shares. No loan shall be made or contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by resolution of the Board of Directors. Such authority may be general or confined to specific instances.

         Section 3. CHECKS, DRAFTS OR ORDERS. All checks, drafts, or other orders for the payment of money by or to the Corporation and all notes and other evidence of indebtedness issued in the name of the Corporation shall be signed by such officer or Officers, agent or agents of the Corporation, and in such manner as shall be determined by resolution of the Board of Directors.

     Section 4. BANK DEPOSITS. All funds of the Corporation not otherwise employed, shall be deposited to the credit of the Corporation in such banks, trust companies, or other depositories as the Board of Directors may select.

                                  ARTICLE VIII

                                  MISCELLANEOUS

         Section 1. INSPECTION OF CORPORATE RECORDS. The stock ledger and minute books may be kept by any information storage device if readily convertible into legible form. Any shareholder of record, in person or by any attorney or agent who presents proof of such position with guaranteed signature on such proof, may, upon written demand under oath, stating purpose, inspect for any proper purpose, the stock ledger, list of shareholders and make written extracts of the same. Such extracts shall be made in writing by the individual preparing or requesting such inspection and such inspections shall be during normal business hours and shall not be made without at least five (5) business days written notice thereof. Such notice, to be effective must be received not at least five
(5) business days prior to the proposed inspection date, a signed receipt from the U.S. Postal Service shall be proof of such notice and the date of receipt.

     Section 2. INSPECTION OF ARTICLES OF INCORPORATION AND BYLAWS. The original or a copy of the Articles of Incorporation and Bylaws of the Corporation, as amended or otherwise altered to date, and certified by the Secretary of the Corporation, shall at all times be kept at the principal executive office of the Corporation. Such Articles and Bylaws shall be open for inspection to all shareholders of record or holders of voting trust certificates at all reasonable times during the business hours of the Corporation.

     Section 3. FISCAL YEAR. The fiscal year of the Corporation shall begin on the first day of January of each year and end at midnight on the last day of December of the same year or as otherwise determined by the Board of Directors.

     Section 4. CONSTRUCTION AND DEFINITION. Unless the context requires otherwise, the general provisions, rules of construction, and definitions contained in the applicable Nevada Statutes which shall govern the construction of these Bylaws.

         Without limiting the foregoing, the masculine gender where used included the feminine and neuter; the singular number includes the plural, and the plural number includes the singular; "shall" is mandatory and "may" is permissive; and "person" includes the Corporation as well as a natural person.

                                   ARTICLE IX

                              AMENDMENTS TO BYLAWS

         These Bylaws may be amended at any time by a majority vote of the Board of Directors or by a majority vote of the outstanding shares held by the shareholders of the corporation.

         CERTIFICATE OF SECRETARY OF ADOPTION BY DIRECTORS

         I HEREBY CERTIFY that I am the duly elected, qualified and acting Secretary of the above named Corporation and that the above and foregoing Bylaws were adopted as the Bylaws of said Corporation on the date set forth above by a majority of vote of the shareholders of said Corporation.

Dated: March 18, 1994

                                                  /s/
                                                      Secretary
















byl-cev.oro

                                      Exhibit 10.1
              LOAN AND MASTER LTTD SERVICES AGREEMENT

                  THIS AGREEMENT, made this 6th day of Day of December, 199, by and between CEVA International, Inc., its permitted successors and assigns, a New Jersey corporation, having its principal offices located at 380 Foothill Road, Bridgewater, New Jersey 08807 (hereinafter referred to as the ("Corporation"), David Green, having an address c/o Phoenix Soil, Inc., 130 Freight Street, Waterbury, Connecticut 06723 ("D. Green"), Green Globe, LLC, a single member Connecticut limited liability company having D. Green as its sole member with its principal offices located at 130 Freight Street, Waterbury, Connecticut 06723 ("Green Globe") and Herbert G. Case, an individual having his residence located at 50 Fieldstone Road, Bedminster, New Jersey 07921 (sometimes hereinafter referred to as either "Case" or"Guarantor").

                               B A C K G R O U N D

                  WHEREAS, the Corporation and Case have contacts and in an knowledge of doing business in the CEE (as defined herein), and Green Globe has expertise in providing LTTD services (as defined herein) and said parties have been discussing entering into certain agreements for which Green Globe shall provide his expertise in LTTD and the Corporation and Case their contacts and knowledge of the CEE; and

                  WHEREAS, pursuant to the general terms mutually agreed to by the parties, D. Green has agreed to make a loan in the aggregate amount of $250,000 to the Corporation to fund its capital requirements in return for which the Corporation has agreed to give to Green Globe exclusive rights to provide equipment, technology and services for low temperature thermal desorption projects ("LTTD") that the Corporation may contract for with their parties in Central and Eastern Europe (the"CEE") as defined more specifically hereunder, and;

                  WHEREAS, the Corporation, Case and Green Globe desire to set forth in this definitive agreement all of the terms and provisions that shall further define and govern their agreements and promises set forth herein (the "Agreement").

                  NOW, THEREFORE, in consideration of the mutual premises and promises made by each party to the other, it is agreed:

                  Loan.  Subject to the terms and conditions of this  Agreement,
D. Green hereby agrees to loan to the Corporation the sum of Two Hundred Fifty Thousand ($250,000) Dollars (the "Loan") by delivering to the corporation by certified or bank draft or by wire transfer to its designated account the sum of U.S.

Two Hundred Fifty Thousand ($250,000) Dollars upon the closing of this Agreement pursuant to the terms and provisions set forth herein.

                  Evidence of Indebtedness. Upon the closing of the Loan, the Corporation shall execute and deliver a Commercial Term Promissory Note evidencing the amount of the Loan which shall be in the form and contain all of the terms and provisions set forth in the Commercial Term Promissory Note annexed hereto as Exhibit A and incorporated by reference herein. Any default under the Agreement by Case or the Corporation not cured within any applicable cure period shall constitute an immediate "default" under the commercial Term Promissory Note referred to in Section 2 hereof.

                  Security for the Loan. In order to provide Green Globe with adequate security for the repayment of the Loan, Case shall provide Green Globe with (a) his personal guarantee, the form of which is also annexed hereto as Exhibit B and incorporated herein by reference (b) a certificate or certificates evidencing the collateral assignment of a policy or policies insuring Case's life in the amount of the Loan, as applicable, (c) his most current personal financial statement.

                  Representations and Warranties of Investor. Green Globe hereb represents and warrants to the Corporation as follows:

                  (a) Green Globe has the full legal right and power and all authority and approval required to enter into, execute and deliver this Agreement and to perform fully its obligations hereunder. The Agreement has been duly executed and delivered and is the valid and binding obligation of Green Globe, enforceable in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other such laws affecting the enforcement of creditors' rights generally and by principles of equity (regardless or whether enforcement is sought in a proceeding at law or in equity).

                  (b) The execution, delivery and performance of this Agreement by Green Globe will not: (i) require the approval or consent of any Person or
(ii) conflict with or result in any breach or violation of any of the terms and conditions of, or constitute (or with notice or lapse of time or both constitute) a default under any statute, regulation, order, judgment or decree of or applicable to Green Globe, or any instrument, contract or other agreement to which Green Globe is a party or by or to which Green Globe is bound or subject.

                  (c) Green Globe LLC is duly organized and validly existing under the laws of the State of Connecticut and has all requisite power to execute, deliver and perform all of the terms and conditions required of it under this agreement.

                  Representations, Warranties and Covenants of the Corporation. The Corporation and Case, as the case may be, hereby jointly and severally represent and warrant to Green Globe as follows:

                  (a) Case and the Corporation have the full legal right and power and all authority and approval required to enter into, execute and deliver this Agreement and to perform fully its obligations hereunder. The Agreement has been duly executed and delivered and is the valid and binding obligation of Case and the Corporation, enforceable in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other such laws affecting the enforcement of creditors' rights generally and by principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

                  (b) The execution, delivery and performance of this Agreement by Case and the Corporation will not: (i) require the approval orconsent of any Person (ii) conflict with or result in any breach or violation of any of the terms and conditions, of or constitute (or with notice or lapse of timeor both constitute) a default under any statute, regulation,order,judgment or decree of or applicable to Case and/or the Corporation, or any instrument, contract or other agreement to which Case and/or the Corporation is a party or by or to which Case and/or the Corporation is bound or subject.

                  (c) The Corporation is duly organized and validly existing under the laws of the State of New Jersey and hasall requisitepower to execute, deliver and perform all of the terms and conditions required of it under this Agreement

                  (d) The parties acknowledge that the Corporation shall merge with or reorganize as a Delaware corporation which when merged or reorganized shall assume all of the obligations and duties, warranties and representations of the Corporation set forth in this Agreement and in which Herbert G. Case shall be the controlling and majority shareholder. In the event of any further reorganization, recapitalization, merger or the like, the Corporation shall be permitted to undertake any and all such activity without the prior written consent of Green Globe provided that the resulting entity assumes all of the obligations and duties under this Agreement and Herbert G. Case is the majority owner of this resulting entity.

                  (e) No material changes have occurred in the financial condition of Case since March 13, 1997, the date of the Personal Financial Statement of Herbert G. Case for which said Personal Financial Statement was provided to Green Globe prior to the date hereof.

                  (f) The Corporation will maintain its legal existence and good standing under the laws of its jurisdiction of organization or upon prior written notice to Green Globe, the laws of a substituted jurisdiction being the State of Delaware, maintain its qualification to do business in each state and country in which failure to do so would have a material adverse effect on the condition, financial or otherwise of the Corporation, and maintain all of its rights and corporate privileges reasonably necessary to the conduct of its business.

                  (g) The Corporation will not consolidate with or merge with or into or enter into or undertake any plan or agreement of consolidation, merger, or reorganization with an person or legal entity. The corporation will not at any time sell, assign, transfer, lese (as lessor) outside of its ordinary course of business or otherwise transfer all or any substantial part of its properties or assets to any person or legal entity (either by or through a single transaction or by or through a series of separate but related transactions).

                  (h) Case, as majority shareholder of the Corporation, shall not sell or transfer his stock ownership in the Corporation pursuant to a transaction resulting in Case owning less than 51% of the outstanding and issued shares of stock of the Corporation representing both voting and equity interests.

                  Green Globe's Right to Participate in Projects.

                  A. "LTTD" Participation. The parties acknowledge that the Corporation and Case have developed extensive relationships with private and public sector entities in the CEE that have led to opportunities to engage in LTTD Projects. In consideration of D. Green's commitment to loan the Corporation the aggregate amount of $250,000 and for other good and valuable consideration, plus Green Globe's undertakings Seaforth in Section 6A(b) below, the Corporation, its subsidiaries and affiliates hereby grants to Green Globe the exclusive right to provide the Corporation equipment and services for low temperature thermal desorption ("LTTD") that may be required under any agreements, understandings and contracts as the Corporation, including its subsidiaries and affiliates, which said Corporation may have throughout the term of this Agreement with third parties for utilization in the CEE. The parties acknowledge that the terms and provisions that shall govern the provisions for LTTD equipment and services shall be memorialized in a separate contract or contacts (the "LTTD") Contract(s)"). The Corporation hereby warrants and represents to Green Globe that it shall utilize its "best efforts' to negotiate any and all LTTD Contract(s) with Green Globe throughout the term of this Agreement. Notwithstanding the parties' agreement to enter into a separate and distinct contract, the LTTD Contract(s) shall either include or further define, as the case may be, the following terms and provisions:

                  (a)      Exclusive Rights to Participate.

                   At anytime during the term of this Agreement the Corporation enters into any agreement, understanding or contract with a third party that requires the furnishings of LTTD equipment and services to any Corporation project in the CEE (a "LTTD Project"), the Corporation shall develop a proposal for the utilization of Green Globe's LTTD equipment and services for the LTTD Project. The Corporation shall communicate its LTTD contract proposal to Green Globe at its designated offices. Green Globe and the Corporation shall utilize their best efforts to negotiate a binding contract for utilization of Green Globe's LTTD equipment and services for the LTTD Project. Subject to the "Required LTTD Contract Terms- Green Globe" set forth below, in the event that the Corporation and Green Globe are unable to negotiate a mutually agreed upon contract during the 45 day period commencing upon Green Globe's receipt of the Corporation's LTTD Project contract proposal, then and in that event Green Globe and the Corporation shall utilize their joint and best efforts to identify and contract with a third party mutually acceptable to all parties hereof to furnish the LTTD equipment and services for the subject proposed LTTD Project.

                  (b)      Required LTTD Contract(s) Terms - Green Globe

                     All LTTD Contract(s) that may be executed and delivered by and between the Corporation under this Agreement shall require the following commitments and/or provisions: Green Globe shall utilize his best efforts to provide all LTTD equipment and services required under any LTTD Project, including but not limited to electrical wiring and controls so that the same is operational at its expected capacities; Green Globe shall utilize his best efforts to institute the necessary mobilization of the LTTD equipment and services which shall include but not be limited to assuming the obligations to transport, insure and cause its passage through all ports of entry and country boundaries and to provide for its timely arrival at the site or site(s) as required under the LTTD Contract (s); Green Globe shall utilize his best efforts to provide training to on-site personnel for the effective operation and safety of the LTTD equipment and technology, and; Green Globe shall utilize his best efforts to support the Corporation with any necessary applications and the like to obtain applicable environmental permits and certifications to operate the LTTD equipment required.

                  (c)      Required LTTD Contract(s) Terms-the Corporation.

                     All LTTD Contract(s) that may be executed and delivered by and between the Corporation under this Agreement shall require the following commitments and/or provisions by the Corporation: the Corporation shall utilize its best efforts to obtain, maintain and renew applicable government permits, licenses and other approvals required for the installation and operation of LTTD equipment; the Corporation and Green Globe shall provide or arrange for day-to-day management of the LTTD Project operations and support through its in-country operating companies, and; the Corporation shall use it best efforts to assist Green Globe in arranging for the day-to-day management, transportation and mobilization of any LTTD equipment and services to the subject LTTD Project.

                  (d) Payment to Green Globe in LTTD Contract(s).

                     The Corporation and Green Globe agree that after payment of all direct and indirect costs associated with any LTTD Project (as listed on Schedule A attached hereto and made a party hereof), they shall share equally the profits generated from the LTTD Contract. The Corporation and Green Globe hereby agree to utilize their best efforts to mutually agree upon the direct and indirect costs for each LTTD Contract. Notwithstanding, all depreciation and/or amortization recognized over a five 950 year period on a straight line method basis for the LTTD equipment, shall be considered either direct or indirect costs of Green Globe incurred in the performance of its duties under Section 6 of this Agreement. Payments to Green Globe shall be made on a processed ton basis within the earlier of ten (10) days of payment received by the Corporation in or sixty (60) days from invoice date.

                  (e)      Purchase of LTTD Equipment.

                       All of the LTTD Contract(s) shall provide the Corporation with the right to purchase all or part of the LTTD Equipment and, if applicable, any technology or proprietary licenses and royalties associated therewith, at a purchase price that shall be mutually agreed upon by Green Globe and the Corporation. The insertion of this provision in all the LTTD Contracts shall not alter any of the other material terms and provisions therein. Notwithstanding, neither the Corporation, or any of its related or affiliated entities, shall purchase, rent, lease, or contract for LTTD equipment during the term of this Agreement without theprior written consent of Green Globe. Any permitted third party purchase, rent, lease, or contract regarding LTTD services are subject to 6(d).

               (f)      Mutual Cooperation.


                    The Corporation and Green Globe shall agree to utilize their best efforts to identify and to provide to each other access to any services, guaranties, funding mechanisms or repatriation options that may be provided by the Ex-Im Bank, or others and that would benefit any and all LTTD Projects for which an LTTD Contract has been executed and delivered. The parties hereto shall also provide in writing from time to time to each other the names and identities of all their related (by ownership) or affiliated (by contract) entities for purposes of drafting and completing project budgets to the extent necessary to eliminate doing business with unknown related or affiliated entities, unless agreed to in writing by the parties hereto.

         7. Confidentiality and Public Statements. Except as otherwise provided in this Section 7, the terms and conditions of this Agreement and all data, reports, records and other information of any kind whatsoever developed, acquired or delivered or obtained by any party from the other in connection with either party's businesses, business plans, financial information, financial plans, processes, trade secrets, technical information and know-how, customers, suppliers and other business prospects which may be obtained during the term of this Agreement shall be treated by the parties as confidential (hereinafter "Confidential Information") and neither party shall reveal or otherwise disclose such Confidential Information to third parties without the prior written consent of the other party.

                  The foregoing restrictions shall not apply to the disclosure of Confidential Information to the following Persons on a need to know basis for any legitimate purpose under this Section 9, provided that reasonable steps are taken to insure that such Persons shall also maintain the confidentiality of the Confidential Information:

             (1)      Any Affiliate;

             (2)      Any Authorized Person;

             (3)      Any public or private financing agency or institution;

             (4) Any contractors or subcontractors that the parties may engage;

             (5) Confidential Information that otherwise comes into the public domain; or


                  (6) Confidential Information that is required, in either party's reasonable opinion, to be disclosed to any U.S. or foreign federal, state or local government or appropriate agencies and departments thereof or that is required, in any party's reasonable opinion, to be publicly announced, to the extent required by law.

                  The provisions of this Section 7 shall be applicable only as long as this Agreement remains in full force and effect.

                  Except as otherwise provided herein, no party to this Agreement shall make any public announcement or public disclosure with regard to any information concerning an LTTD Project, and LTTD Contract, including Confidential Information, except as may be required by law, without the prior written consent of the other parties as to the content and timing of such announcement or disclosure, which consent shall not be unreasonably withheld.

         8. Non-Competition Provision. D. Green, Green Globe, Case and the Corporation, their successors and permitted assigns, subsidiaries, sub-contractors, advisors, hereby agree that during the term of this Agreement they will not perform or sell LTTD services or LTTD products now offered or sold by the business of the Corporation, its subsidiaries or affiliates or which may be developed during the term of this Agreement by the Corporation, its subsidiaries or affiliates in the countries of Hungary, Romania, Czech Republic, Slovakia, Poland, Yugoslavia, Croatia, Serbia, Bulgaria and the Ukraine ("Central and Eastern Europe"or the "SEE"). Green Globe hereby consents to the jurisdiction of the United States District Court, District of Connecticut for all purposes under this Section 8.

         9. Assignment. This contract is not assignable without the prior written consent of the non-assigned parties.

         10. Modification. This Agreement sets forth the entire understanding of the Parties hereto with respect to the subject matter hereof, supersedes all prior agreements, whether oral or written, and may not be modified, discharged or terminated except by a written instrument duly executed by each party.

         11. Binding Effect. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

         12. Governing Law; Term of Agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of Connecticut without regard to principles of conflicts of law.

         13. Term and Termination. The term of this Agreement shall commence upon the Closing Date, defined below, and shall continue until the tenth anniversary date of such Closing Date. This Agreement may be terminated prior to the expiration of its term as follows:

                  (a)      By the mutual agreement of the parties; or

                  (b) By a party on 90 days' prior written notice in the event of a default or breach under this Agreement and the failure by the alleged defaulting or breaching party to undertake reasonable measures to cure said default or breach within said 90 day period.

                  (c) At any time during the term of this Agreement, and because of D. Green unique expertise and skills in connection with the performance, know-how and technology associated with the LTTD equipment and services contemplated to be performed during the course of this Agreement, the Corporation may take out a policy or policies insuring D. Green life in an amount deemed appropriate by the Corporation and naming itself as beneficiary thereof in order to protect itself in the event of D. Green's untimely death.

         14. Closing. The closing of this Agreement and the closing of the Loan shall occur on or about December , 1997 (the "Closing Date"), at a mutually agreed upon place, and shall be consummated by Green Globe's transfer of funds in the amount of $250,000, through delivery of its bank or certified check or by wire transfer to the Corporation at its designated bank account and shall be consummated by the Corporation by its issuance and delivery to D. Green of the Corporation's promissory note in the form set forth as Exhibit A annexed hereto as well as certificates of insurance evidencing the naming of D. Green as a beneficiary thereunder for an amount of life insurance proceeds equal to $250,000.

         15. Default. Upon a default by any party hereto, in addition to remedies available to the non-breaching party hereunder or under relevant law, the prevailing party(ies) shall be entitled to recover reasonable attorneys fees and other costs of litigation incurred in connection with pursuing its rights against the breaching party.




         16. Miscellaneous. Notwithstanding anything to the contrary herein contained, neither D. Green, by making the loan or Green Globe, by providing LTTD services and equipment to the Corporation for application by the Corporation in the CEE, shall be deemed a partner or joint venturer with the Corporation, and the Corporation agrees to hold Green Globe and D. Green harmless from any damages and expenses resulting from such a construction of the relationship of the parties or any assertion thereof.

         IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the day, month and year first above written.


ATTEST:                                  CEVA INTERNATIONAL, INC.


/s/Joseph J. Tomasek                     By:/s/ Herbert G. Case
                                 Herbert G. Case
                                    President



WITNESS:                                 DAVID GREEN

s/s                                       s/s David Green


WITNESSETH:                              GREEN GLOBE, LLC
-----------------------                  -------------------------------
/s/                                      By /s/ David Green, Sole Member



WITNESS:

-----------------------                   ------------------------------
/s/ Joseph J. Tomasek                     s/s Herbert G. Case
                          Herbert G. Case, Individually






cev-lttd.gre

                                   Schedule A

NATURAL GAS

ELECTRICITY

LABOR
                                     PAYROLL
                                      TAXES
                                    BENEFITS

INSURANCE

LEGAL FEES

LOAN

EQUIPMENT
                                      FUEL
                             MAINTENANCE AND REPAIR

FINISHED SOIL
                               TRANSPORTATION COST
                                  DISPOSAL COST

LABORATORY
                                    EQUIPMENT
                                    SUPPLIES

LIME

OFFICE

OFFICE
                                    EQUIPMENT
                                    SUPPLIES
                                      PHONE

SUBCONTRACTORS

This Schedule is only illustrative and indirect and direct costs may be added or deleted as appropriate, from time to time.

                                              COMMERCIAL TERM PROMISSORY NOTE

$250,000.00                                                    December 6, 1997
                                   New Jersey

         FOR VALUE RECEIVED, the undersigned, CEVA International, Inc., a New Jersey corporation with a principal address of 380 Foothill Road, Bridgewater, New Jersey 08807 (the "Borrower"), promises to pay to the order of David Green, ("Lender"), with a principal address of 130 Freight Street, Waterbury, CT 06723 or at such other place as the holder hereof (including Lender, hereinafter referred to as "Holder'), may designate, the sum of TWO HUNDRED AND FIFTY THOUSAND AND 00/100 ($250,000.00) DOLLARS, together with interest on the unpaid balance of this Note beginning as of the date hereof, before or after maturity or judgment (but subject to the default rate of interest set forth below), at the per annum rate set forth in Paragraph 1 below, which interest rate shall be computed daily and payable monthly in arrears on the basis of a Three Hundred Sixty-Five (365) day year and the actual days elapsed, together with all taxes levied or assessed on this Note or the debt evidenced hereby against the Holder, and together with all reasonable costs, expenses and reasonable attorneys' and other reasonable professional's fees incurred in any action to collect and/or enforce this Note or to enforce, protect, preserve, defend, realize upon or foreclose any security agreement, mortgage or other agreement securing or relating to this Note, including without limitation, all reasonable costs and expenses incurred to sustain the lien of said security agreement, or other agreement or in any litigation or controversy arising from or connected in any manner with said security agreement or other agreement, or this note. Borrower further agrees to pay all reasonable costs, expenses and reasonable attorneys' and other reasonable professionals' fees incurred by Holder in connection with any "workout" or default resolution negotiations involving legal counselor other professionals and further in connection with any re-negotiation or restructuring of the indebtedness evidenced by this Note. Any such costs, expenses and/or fees remaining unpaid after demand therefor, may, at the discretion of the Holder, be added to the principal amount of the indebtedness evidenced by this Note.

         This Note has been executed and delivered subject to the following terms and conditions:

1. Interest. Interest on the unpaid balance of this Note shall accrue at the fixed rate of Twelve (12%) per cent per annum from the date hereof.

2. Lawful Interest. Notwithstanding any provisions of this Note, it is the understanding and agreement of the borrower and Holder that the maximum rate of interest to be paid by Borrower to the Holder shall not exceed the highest or the maximum rate of interest permissible to be charged by lender such as Lender to a commercial borrower such as Borrower under the laws of the State of Connecticut. Any amounts paid in excess of such rate shall be considered to have been payments in reduction of principal.

3. Payments of Principal and Interest. The indebtedness evidenced by this Note shall be due and payable as follows:

         Payments of principal and interest shall be due and payable monthly in arrears commencing on June 1, 1998 continuing on the first day of each and every month thereafter until the sixtieth (60th) month thereafter whereby all amount due and payable hereunder shall be paid in full. The monthly payment shall consist of an equal payment of principal and interest to fully amortize the loan amount over sixty (60) months.

         Holder may, at its option, debit principal, interest, fees, costs and expenses due and payable hereunder to any of Borrower's accounts maintained with Holder on each date any such amount is due and payable.

4. Late Charge & Default Rate. In the event Borrower fails to pay any installment of principal and/or interest within ten (10) days of when it is due and payable, without in any way affecting the Holder's right to accelerate this Note, a late charge equal to ten (10%) percent of such late payment shall, at the option of Holder, be assessed against Borrower.

5. Prepayments. Borrower may prepay principal of this Note, in whole or impart, at any time without penalty or premium. Any and all such prepayments shall be applied first to accrued and unpaid interest and then to unpaid principal in the inverse order of maturity, and shall not affect the obligation of Borrower to pay the regular installments required hereunder until the entire indebtedness has been paid.

6. Events of Default. The Borrower Agrees that each of the following shall constitute an "Event of Default" hereunder:

         (a) Failure of Borrower to pay or perform any of Borrower's liabilities or obligations to Holder (whether under this Note or otherwise and whether now existing or hereafter incurred), including without limitation, any installment of principal and/or interest or any other sum due hereunder, when due to be paid or performed provided, however, in regards to the failure to make such payment before a 10% payment surcharge will be added. The Borrower shall have 25 days from the loan payment's due date to make such payment before an Event of Default occurs; or

         (b) Institution of or consent to proceedings, or the taking of any action in furtherance of, or the entry of any order or decree of a court of competent jurisdiction with respect to any of the following:

                  (i) Bankruptcy, insolvency or reorganization, readjustment, arrangement, composition or similar relief as to Borrower or any guarantor of any obligation of the Borrower or any guarantor to Holder under federal or state bankruptcy or insolvency statutes or related laws.

                  (ii) Appointment of a receiver, liquidator, trustee or assignee in bankruptcy or insolvency as to Borrower or any guarantor of any obligation of the Borrower to Holder or a substantial part of their respective properties, or

                  (iii) Assignment of the Borrower or any guarantor of any obligation of the Borrower to Holder for the benefit of creditors, the winding up or liquidation of the affairs of the Borrower or such guarantor, or the admission of Borrower or such guarantor in writing of its inability to pay its debts; or

         (c) Filing of an involuntary petition against Case or the Corporation under the United States Bankruptcy Code, or under an other insolvency act or law, state or federal, now or hereafter existing; or the involuntary appointment of a receiver or trustee for all or a substantial part of the Corporation's property; or the issuance of a warrant of attachment, execution or similar process against any substantial part of the events for ninety (90) days undismissed, unbonded or undischarged.

         (d) All or any substantial part of the assets of Case or the Corporation shall be subjected to any lien with a face amount in excess of $250,000 in favor of the united States Internal Revenue Service, or custody or control of such property shall be assumed by any governmental agency or any court of competent jurisdiction at the instance of any governmental agency, and shall be retained for a period of ninety (90) days.

         (e)      Dissolution of the Corporation.

         (f)  Cessation  or  liquidation  of  the   Corporation's   business  or
suspension  of  the  Corporation's   business  for  more  than  forty-five  (45)
consecutive days.

         (g) Failure to maintain the collateral assignment of life insurance policy or policies to the Payee in an amount of $250,000 until this Note is paid in full.

         (h) Default by the Corporation or any guarantor of this Note of their respective obligations set forth in the LOAN AND MASTER LTD. SERVICES AGREEMENT for which said default is not cured within any applicable cure period.

         Upon the occurrence of any Event of Default, the entire indebtedness with accrued interest thereon and any other sums due under this Note, shall, at the option of the Holder, become immediately due and payable without presentment or demand for payment, notice of non-payment, protest or any other notice or demand of any kind, all of which are expressly waived by the Borrower. Failure to exercise such option shall not constitute a waiver of the right to exercise the same in the event of any subsequent default.

7. No Waiver. No delay or omission by Holder in exercising any rights hereunder, nor failure by the Holder to insist upon the strict performance by Borrower of any terms and provisions herein shall operate as or be deemed to be a waiver of such right, any other right hereunder, or any terms and provisions herein, and the Holder shall retain the right thereafter to insist upon strict performance by the Borrower of any and all terms and provisions of this Note or any document securing the repayment of this Note. No waiver of any right shall be effective unless in writing and signed by Holder, nor shall a waiver on one occasion be constituted as a bar to, or waiver of, any such right on any future occasion.

8. Prejudgment Remedy and other Waivers. BORROWER ACKNOWLEDGES THAT THE LOAN EVIDENCED BY THIS NOTE IS A COMMERCIAL TRANSACTION AND WAIVES BORROWER'S RIGHTS TO NOTICE AND HEARING, OR THE ESTABLISHMENT OF A BOND, WITH OR WITHOUT SURETY, UNDER CHAPTER 903a OF THE CONNECTICUT GENERAL STATUES, OR AS OTHERWISE ALLOWED BY ANY STATE OR FEDERAL LAW WITH RESPECT TO ANY PREJUDGMENT REMEDY WHICH HOLDER MAY DESIRE TO USE, and further waives diligence, demand, presentment for payment, notice of nonpayment, protest and notice of protest, and notice of any renewals or extensions of this Note, and all rights under any statute of limitations. THE BORROWER ACKNOWLEDGES THAT BORROWER MAKES THESE WAIVERS KNOWINGLY AND VOLUNTARILY, WITHOUT DURESS AND ONLY AFTER EXTENSIVE CONSIDERATION OF THE RAMIFICATIONS OF THIS WAIVER. THE BORROWER FURTHER ACKNOWLEDGES THAT THE LENDER HAS NOT AGREED WITH OR REPRESENTED TO BORROWER OR ANY OTHER PARTY HERETO THAT THE PROVISIONS OF THE PARAGRAPH WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

9. Jury Waiver. THE BORROWER HEREBY WAIVES TRIAL BY JURY IN ANY COURT AND IN ANY SUIT, ACTION OR PROCEEDING ON ANY MATTER ARISING IN CONNECTION WITH OR IN ANY WAY RELATED TO THE FINANCING TRANSACTIONS OF WHICH THIS NOTE IS A PART AND/OR
THE ENFORCEMENT OF ANY OF YOUR RIGHTS AND REMEDIES, INCLUDING WITHOUT LIMITATION, TORT CLAIMS, THE BORROWER ACKNOWLEDGES THAT BORROWER MAKES THIS WAIVER KNOWINGLY AND VOLUNTARILY, WITHOUT DURESS AND ONLY AFTER EXTENSIVE
CONSIDERATION OF THE RAMIFICATIONS OF THIS WAIVER. THE BORROWER FURTHER ACKNOWLEDGES THAT THE LENDER HAS NOT AGREE WITH OR REPRESENTED TO BORROWER OR ANY OTHER PARTY HERETO THAT THE PROVISIONS OF THIS PARAGRAPH WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

10. Successors and/or Assigns. All of the terms and provisions of this Note shall be binding, inure to the benefit of and be enforceable by each of the parties hereto, and their respective successors, heirs, personal representatives, and permitted assigns.

11. Acknowledgment of Copy, Use of Proceeds. The Borrower acknowledges receipt of a copy of this Note and attests that the proceeds of this Note are to be used for general commercial purposes and that no part of such proceeds will be used, in whole or in part, for the purpose of purchasing or carrying any "margin security" as such term is defined in Regulation U of the Board of Governors of the Federal Reserve System.

12. Miscellaneous. The provisions of this Note shall be binding upon the successors and assigns and shall inure to the benefit of Holder, its successors and assigns. If any provision of this Note shall, to any extent, be held invalid or unenforceable, then only such provision shall be deemed ineffective and the remainder of this Note shall not be affected. This Note shall be governed by and construed in accordance with the laws of the State of Connecticut (but not its conflicts of law provisions).


                            CEVA International, Inc.


                                             By:/s/ Herbert Case
/s/ Joseph J. Tomasek                                 Herbert Case
       Witness
                                             Title   President
                               Its Duly Authorized

                     UNLIMITED CONTINUING GUARANTY AGREEMENT

         This UNLIMITED CONTINUING GUARANTY AGREEMENT (the 'Guaranty") is made as of this 6th day of December, 1997, by Herbert Case, an individual with his principal residence located at 50 Fieldstone Road, Bedminster, New Jersey 07921 ("Guarantor"), in favor and for the benefit of David Green, an individual with a principal residence located at 317 Jinny Hill Road, Cheshire, Connecticut 06410 ("Bank")

                                   WITNESSETH:

         WHEREAS, Bank has agreed to make a loan to CEVA International, Inc., a New Jersey corporation with its chief executive offices located at 380 Foothill Road, Bridgewater, New Jersey 08807 ("Borrower") in the principal amount of TWO HUNDRED FIFTY THOUSAND AND 00/100 DOLLARS ($250,000.00) (the"Loan"); and

         WHEREAS, the Loan is evidenced by a certain promissory note dated of even date herewith from Borrower in favor of Bank (the "Note"); and

         WHEREAS, Guarantor is an officer, director and majority shareholder of Borrower and, as such, has and will derive substantial benefits from the making of such loans, advances and extensions of credit to Borrower by Bank; and

         WHEREAS, in consideration of such benefits, Guarantor has agreed to guarantee the payment and performance of Borrower's obligations to Bank;

         NOW, THEREFORE, Guarantor agrees as follows:

                  Guaranty of Payment and Performance. Guarantor hereby absolutely, unconditionally and irrevocably guarantees to Bank the full and punctual payment and performance of any and all loans, advances, indebtedness, liabilities, obligations, covenants or duties of Borrower to Bank of any kind or nature, but only arising under the Loan, whether in whole or in part, whether created directly by Bank or acquired by assignment, purchase, discount or otherwise, whether any of the foregoing are direct or indirect, joint or several, absolute or contingent, due or to become due, now existing or hereafter arising, whether under any present or future document, agreement or other instrument, and whether or not evidenced by a writing and specifically including, but not being limited to, unpaid principal, plus all accrued and unpaid interest thereon, together with all fees, expenses, commissions, charges, penalties and other amounts owing by or chargeable to Borrower under the Note and any other Loan Document related thereto (collectively, the "Obligations"), as and when the same shall become due and payable, whether at maturity, by acceleration or otherwise.

         maximum Guaranteed Amount. Notwithstanding any other provision of this Guaranty to the contrary, if the obligations of Guarantor hereunder would otherwise beheld or determined by a court of competent jurisdiction in any action or proceeding involving any state corporate law or any state or Federal bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other law affecting the rights or creditors generally, to be void, invalid or unenforceable to any extent on account of the amount of guarantor's liability under this guaranty, then notwithstanding any other provision of this Guaranty to the contrary, the amount of liability shall, without any further action by Guarantor or any other person, be automatically limited and reduced to the highest amount which is valid and enforceable as determined in action or proceeding.

                  Continuing Nature. This guaranty is a primary and original obligation of guarantor and is an absolute, unconditional, continuing and irrevocable guaranty of Payment and performance and not of collectibility and is in no way conditioned or contingent upon any action or omission by Bank, including any requirement that Bank first attempt to collect any of the Obligations from Borrower or resort to any security therefor, or upon any other action, occurrence, or circumstance whatsoever other than the failure of borrower to promptly and completely make any payment due to Bank in respect to the Obligations as and when the same become due and payable, whether at maturity, by acceleration or otherwise. This Guaranty is in addition to, and not in substitution for or in reduction of, any other guaranty by Guarantor or any other guarantor in favor of Bank. This Guaranty shall be continuing and shall not be discharged, impaired or affected by (i) the power or authority or lack thereof of Borrower to incur or contract for the Obligations or to execute, acknowledge or deliver any document, agreement or other instrument evidencing, securing or otherwise executed in connection with the Obligations; (ii) the regularity or irregularity, validity or invalidity, or enforceability or unenforceability of the Obligations; (iii) any defenses or counterclaims whatsoever that Borrower may or might have to the payment or performance of the Obligations or to the assertion of a default under any document agreement or other instrument evidencing, securing or otherwise executed in connection with the Obligations including, but not limited to, lack of consideration, statute of frauds, infancy, breach of warranty, lender liability, usury, fraud and statute of limitations; (iv) the existence or non-existence of Borrower as a legal entity; (v) the transfer by Borrower of all or any part of the property securing the Obligations except by the permitted assumption; (vi) any right of set off, counterclaim or defense (other than the payment and performance of the Obligations in full) that Guarantor may or might have to its respective undertakings, liabilities and obligations under this guaranty, each and every such defense being hereby waived by Guarantor; or (vii) the inability of Bank to claim any amount of interest, fees, costs, or charges from Borrower pursuant to
Section 506(b) of the united States Bankruptcy Code, as amended.

                  Guarantor's Agreement to Pay. Guarantor further agrees, as the principal obligor and not as a guarantor or surety only, to pay to Bank, on demand, all costs and expenses (including court costs and legal expenses) incurred or expended by Bank in connection with the Obligations, this Guaranty and the enforcement thereof, together with interest on amounts recoverable under this Guaranty from the time such amount become due until payment, at the rate per anum equal to the rate of interest charged by the Bank pursuant to the Note, including the increased default rate of interest; provided, however, that if such interest exceeds the maximum amount permitted to be paid under applicable law, then such interest shall be reduced to such maximum permitted amount.

             Unlimited Guaranty. The liability of Guarantor hereunder shall be unlimited.

             Waivers by guarantor; Bank's Freedom to Act. Guarantor agrees that the Obligations will be paid and performed strictly in accordance with their representative terms regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of Bank with respect thereto. Guarantor waives presentment, demand, protest, notice of acceptance, notice of obligations incurred and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium or other similar law now or hereafter in effect, any right to require the marshaling of assets of Borrower, and all suretyship defenses generally. Without limiting the generality of the foregoing, Guarantor agrees to the provisions of any document, agreement or other instrument evidencing, securing or otherwise executed in connection with any Obligations and agrees that the Obligations of Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by: (i) the failure of Bank to assert any claim or demand or to enforce any right or remedy against Borrower; (ii) any extensions or renewals of any Obligations; (iii) any rescissions, waivers, amendments or modifications of any of the terms or provisions of any document, agreement or other instrument evidencing, securing or otherwise executed in connection with the Obligations;
(iv) the substitution or release of any person or entity primarily or secondarily liable for the Obligations; (v) the adequacy of any rights or remedies Bank may have against any collateral or other means of obtaining repayment of the Obligations; (vi) the impairment of of any collateral securing the Obligations, including without limitation the failure to perfect or preserve any rights or remedies Bank might have in such collateral or the substitution, exchange, surrender, release, loss or destruction of any such collateral; or
(vii) any other act or omission which might in any manner or to any extent vary the risk of Guarantor or otherwise operate as a release or discharge of Guarantor, all of which may be done without notice to Guarantor.

                  Proceedings on Default. Upon the failure of Borrower to promptly and completely make any required payment and performance of the Obligations, Bank may, at its option: (a) proceed directly and at once without notice of such default, against Guarantor to collect and recover the full amount of the liability hereunder, or any portion thereof, without proceeding against Borrower or any other person, or endorser, surety or Guarantor, or foreclosing upon, selling, or otherwise disposing of, or enforcing, or collecting or applying any property, real or personal, Bank may then have as security for the Obligations, and without enforcing or proceeding under any other guaranty; (b) sell the real and personal property Bank may then have as security for the Obligations under the power of sale contained in any mortgage deed, security agreement or similar instrument pursuant to which such property is held or to which such property is subject or sell such property through judicial foreclosure, as Bank may elect, notice of any such election being expressly waived by Guarantor, and proceed against Guarantor for an amount equal to the difference between the net proceeds of such sale to Bank and the amount of the Obligations then due and owing. Nothing herein shall prohibit Bank from exercising its rights against Guarantor, any other guarantor, endorser, or surety, the security, if any, for the Obligations, and Borrower simultaneously jointly and/or severally.

                  Representations. Guarantor represents and warrants to Bank that this Guaranty does not violate the provisions of any document, agreement or other instrument by which Guarantor is bound; no consent or authorization is required as a condition to the execution of this Guaranty; Guarantor is fully aware of the financial condition of Borrower; Guarantor delivers this Guaranty based solely upon Guarantor's own independent investigation and understanding of the transaction of which this Guaranty is a part and in no part upon any representation or statement of Bank with respect thereto; Guarantor is in a position to and hereby assumes full responsibility for obtaining any additional information concerning Borrower's financial condition or business operations as Guarantor may deem material to his obligations hereunder and Guarantor is not relying upon, nor expecting Bank to furnish guarantor with, any information in Bank's possession concerning Borrower's financial condition or business operations. Guarantor acknowledges and agrees that he hereby knowingly accepts the full range of risk encompassed within a contract of "continuing guaranty", which risk includes, without limitation, the possibility that Borrower will incur or contract for additional indebtedness for which Guarantor will be liable hereunder.

                  Independent Obligation. The obligations of Guarantor hereunder shall be absolute and unconditional and are independent of the obligations of Borrower or of any other person, endorser, surety or guarantor.

                  Bankruptcy. All of the Obligations shall, at the option of Bank, forthwith become due and payable if there shall be filed against Borrower a petition in bankruptcy or for insolvency proceedings or for reorganization, dissolution or liquidation, or for appointment of a receiver or trustee, or if Borrower makes an assignment for the benefit of creditors. This Guaranty shall remain in full force and effect, without abatement, until the Obligations have been paid or performed in full and all other obligations guaranteed hereunder have been performed to the satisfaction of Bank, it being expressly understood and agreed to by Guarantor that this Guaranty shall continue to be effective or shall be reinstated, as the case may be, if at any time payment, in whole or in part, of any of the Obligations is rescinded, invalidated, declared to be fraudulent or preferential, set aside or must otherwise be restored or returned by Bank upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of Borrower all as though such payment had not been made, to Borrower or a trustee, receiver or any other party. Guarantor understands and agrees that in the event Bank is required to so return all or any portion of a payment received from Borrower, Guarantor shall be required to pay Bank for such amount.

                  Unenforceability of Obligations Against Borrower. If for any reason Borrower has no legal existence or under no legal obligation to discharge any of the Obligations, or if any of the Obligations have become irrecoverable from Borrower by operation of law or for any other reason, this Guaranty shall nevertheless be binding on Guarantor to the same extent as if guarantor at all times had been the principal obligor on all such Obligations. In the event that acceleration of the time for payment of the Obligations is stayed upon the insolvency, bankruptcy or reorganization of Borrower or for any other reason, all such amounts otherwise subject to acceleration under the terms of any document, agreement or other instrument evidencing, securing or otherwise executed in connection with any of the Obligations shall be immediately due and payable by Guarantor.

                  Guarantor's Solvency. Guarantor represents and warrants to the Bank that (both before and after giving effect to the transactions contemplated in this Guaranty) he is solvent on a going concern basis, and has assets having a fair value in excess of the amount required to pay his probable liabilities on his existing debts as they become absolute and matured, and has, and will have, access to the adequate capital for the conduct of his business and the ability to pay his debts from time to time incurred therewith as such debts mature.

                  Payments. Guarantor covenants and agrees that the Obligations will be paid strictly in accordance with their respective terms regardless of any law, regulation or order now or hereinafter in effect in any jurisdiction affecting any of such terms of the rights of the Bank with respect thereto. Without limiting the generality of the foregoing, Guarantor's obligations hereunder with respect to any Obligation shall not be discharged by payment in a currency other than U.S. dollars or at a place other than the place specified for the payment of the Obligations, whether pursuant to a judgment or otherwise, to the extent that the amount so paid on conversion to U.S. dollar and transferred to the Bank at its main office under normal banking procedures does not yield the amount of U.S. dollars due thereunder.

                  Further Assurances. Guarantor agrees that it will provide to Bank information relating to the financial condition and business operations of guarantor as Bank may reasonably request.

                  Successors and Assigns. This Guaranty shall be binding upon Guaranty and his heirs, executors, personal representatives, successors and assigns, and shall inure to the benefit of and be enforceable by Bank and its successors, transferees and assigns. Without limiting the generality of the foregoing sentence, Bank may assign or otherwise transfer any document, agreement or other instrument held by it evidencing, securing or otherwise executed in connection with the Obligations, or sell participations in any interest therein to any other Person or entity, and such other person or entity shall thereupon become vested, to the extent set forth in the agreement evidencing such assignment, transfer or participation, with all rights in respect thereof granted to Bank herein.

            Amendments and Waivers. No amendment or waiver of any provision of this Guaranty nor consent to any departure by guarantor therefrom shall be effective unless the same shall be in writing and signed by Bank. No failure on the part of Bank to exercise, and no delay in exercising, any rights or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise of any other right.

                  Notice. All notices, requests, demands, and other communications called for hereunder shall be made in writing and, unless otherwise specifically provided herein, shall be deemed to have been duly made or given when delivered by hand or mailed first class mail postage prepaid or, in the case of telecopy or facsimile notice, when transmitted, answer back received, addressed as set forth above, or at such address as either party may designate in writing.

                  Joint and Several Obligations. If this Guaranty is now, or hereafter shall be, signed by more than one Person, it shall be the joint and several obligation of all such persons (including, without limitation, all makers, endorsers, Guarantor and sureties, if any) and shall be binding on all such persons and their respective heirs, executors, administrators, legal representatives, successors and assigns.

                  Governing law; Consent to Jurisdiction. This Guaranty, and the rights and obligations of the parties hereunder, shall be governed by, and construed and interpreted in accordance with, the laws of the State of Connecticut. Guarantor agrees that any suit for the enforcement of this Guaranty may be brought in the courts of the State of Connecticut or any Federal Court sitting therein and consents to the non-exclusive jurisdiction of such court and to services of process in any such suit being made upon Guaranty by mail at the address specified in Section 22 hereof. Guarantor hereby waives any objection that it may now or hereafter have to the venue of any such suit or any such court or that such suit was brought in an inconvenient court.

                  Termination. This Guaranty shall remain in full force and effect, without abatement, until the obligations have been paid or performed in full and all other obligations guaranteed hereunder have been performed to the satisfaction of Bank.

                  Amendments and Modifications. The provisions of this Guaranty shall extend and be applicable to all renewals, amendments, extensions and modifications of the Obligations and the documents, agreements and other instruments evidencing, securing or otherwise executed in connection with the Obligations, and all references to the Obligations and such documents, agreements or instruments shall be deemed to include any renewal, extension, amendment or modification thereof.

                  Commercial Transaction. GUARANTOR ACKNOWLEDGES THAT THE TRANSACTION OF WHICH THIS GUARANTY IS APART IS A COMMERCIAL
TRANSACTION, AND HEREBY WAIVES HIS RIGHT TO NOTICE AND HEARING
UNDER CHAPTER 903a OF THE CONNECTICUT GENERAL STATUTES OR BY
OTHER APPLICABLE LAW WITH RESPECT TO ANY PREJUDGMENT REMEDY

WHICH BANK MAY DESIRE TO USE.

                  Waiver of Jury Trial. GUARANTOR HEREBY WAIVES TRIAL BY JURY IN ANY COURT IN ANY SUIT, ACTION OR PROCEEDING OR ANY MATTER ARISING IN CONNECTION WITH OR IN ANY WAY RELATED TO THE TRANSACTION OF WHICH THIS GUARANTY IS A PART AND/OR THE ENFORCEMENT OF ANY OF ITS RIGHTS AND REMEDIES. GUARANTOR ACKNOWLEDGES THAT HE MAKES THIS WAIVER KNOWINGLY, VOLUNTARILY AND ONLY AFTER CONSIDERATION OF THE RAMIFICATIONS OF THIS WAIVER WITH HIS ATTORNEY.

         25. Miscellaneous. This Guaranty constitutes the entire agreement of Guarantor with respect to the matters set forth herein. The rights and remedies herein provided are cumulative and not exclusive of any remedies provided by law or any other document, agreement or other instrument and This Guaranty shall be in addition to any other guaranty of the Obligations. The invalidity or Unenforceability of any one or more sections of This Guaranty shall not affect the validity or enforceability of its remaining provisions. All section headings in this guaranty are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose. The meanings of all defined terms used in this Guaranty shall be equally applicable to the singular and plural forms of the terms defined.

                  IN WITNESS WHEREOF, Guarantor has executed this Guaranty as of the date first set forth above.


                                /s/ Herbert Case
                                                       Herbert Case
















cev-lttd.gre

                                      Exhibit 10.2



                                 LEASE CONTRACT

This lese contract is entered into on May__ 1998 by and between GREEN GLOBE LLC, having an address at PO BOX 1550, 130 Freight Street, Waterbury Connecticut 06721 USA (hereinafter referred to as the 'Lessor') and CEVA HUNGARY ENVIRONMENTAL PROTECTION AND ENVIRONMENTAL SECURITY LTD., having an address at 11-1097 Budapest, Illatos Street 7(hereinafter referred to as the "Lessee" or "CEVA") under the terms and conditions set forth below.

                                  INTRODUCTION

         A. WHEREAS, Budapest XVIII, district Pestszentlorinc-Pestszentimre Municipality (the "Municipality") entered into a contract for work with ELGOSCAR International Hungarian- American Environmental protection and Engineering (Columb Street17-23, H-1145 Budapest),GENDER Budapest ltd. 9Ulloi ut 259, H-1191 Budapest) and CEVA as entrepreneurs regarding the treatment of the contaminated ground and ground water on the site of Szent Laszlo street 2 in XVIII district Budapest (the "Site")(the "Contract for Work").

         B. WHEREAS, CEVA shall provide, among others, the treatment services in a total volume of 24,000mthe Site. The majority shareholder of CEVA, CEVA International, Inc., has entered into a certain Loan and Master LTTD Services Agreement, dated December 6, 1997, with David Green, Herbert G. Case and Green Globe LLC (the "Loan and Master LTTD Services Agreement"), in order to provide the equipment and technology necessary to provide low temperature thermal desorption processing of certain contaminated soil under the Contract for Work and for other projects.

         C. WHEREAS, GREEN GLOBE LLC or its assignee wishes to lease the low temperature thermal desorption equipment and technology to CEVA in order to fulfill the obligations arising from the Contract for Work and CEVA wishes to lease the equipment and technology from GREEN GLOBE LLC under the terms and conditions of this contract.

         D. WHEREAS, it is the intention of the Lessor, CEVA International, Inc. and the Lessee that Lease Contract not take the place or modify any of the agreements and obligations set forth in the Loan and Master LTTD Services Agreement but that it serve as a component and operational mechanism that serves part of the intentions of the parties set forth in that agreement.

                             1. SUBJECT OF THE LEASE

         1. The subject of the lease is the Low Temperature Thermal Desorption Unit ("LTTD") made by ASTEC Industries, Inc. and the Mobil Thermal Recycling Unit with all their fixtures and connected technology, as well as all electrical wiring and controls necessary to make the LTTD operational (collectively, the "Equipment'); in addition, this Lease also requires that the Lessor provide for the transportation and mobilization of the LTTD to the Site and other sites as determined by Lessee and lessor),as well as the training of on-site personnel of the lessee in order to operate the Equipment.

         2. Lessor hereby declares that it is the lawful owner of the LTTD and it has the right to lease the LTTD to Lessee under the terms and conditions of this Contract.

         3. All documents, papers, permissions, certificates and other material relating to the LTTD, which are needed to comply with the terms and conditions of the Contract for Work will be provided by Lessor to Lessee at the execution of this Contract.

         4. Lessor shall cooperate with Lessee and take all necessary action reasonably needed in order to order and to supply all information, materials, parts, and spare parts needed for the ordinary use of the LTTD during the terms of this Contract.

         5. Lessee shall obtain, maintain and keep in full force and effect all administrative permits required under the law for the set up and operation of the LTTD in Hungary. furthermore Lessee shall bear all costs relating to the permits and consents. Lessor shall cooperate in all reasonable manner with Lessee in connection with obtaining any required administrative permits and consents.

         6. Lessee shall pay the rent and bear all costs agreed on this Contract in the event it fails to obtain the permits or other consents needed for the set up and operation of the LTTD.

                                  2. LEASE TERM

         1. This Lease Contract is entered into for a fixed period of time set forth in Section 2.2.

         2. The lease term shall commence upon the date hereof and shall continue until May 1, 2001 (the "Lease Term") and may be renewed for an additional two year period at either party's option.

         3. This Lease Contract shall terminate and be no longer of any force or effect on May 1,2001, except, however, this Lease Contract shall not terminate at such date if either the Lessee has not paid all of the Rent as defined in 3.1 below, or in the event the Lessee has exercised its right to extend the Lease Term pursuant to Paragraph 3.2 below. All parties agree that the Lessee may prepay the aggregate Rent due under this Lease Contract at any time during the Lease Term without penalty and in such event this Lease Contract shall terminate upon any such prepayment in full.

         4. In the event this  Lease  Contract  is not  terminated  pursuant  to
Section 2.3 above or Section 3.2 below, this Lease Contract shall remain valid and in full force under the same terms and conditions for an additional period to extend for no more than two years.

                                     3. RENT

         The Lessee agrees to pay an aggregate amount of US$2,864,951.40 as rent to the Lessor during the Lease Term in accordance with Paragraph 4 below. In the event the Lessee, either by default or business decision, cannot or chooses to amortize the Rent over a longer period than that represented by the Lease Term, Lessee may do so by written notice to the Lessor and may extend such Lease Term for an additional period not to exceed two (2) years. In such event, the Lessee shall set forth in its notice to the Lessor the amortization of the Rent over such then remaining Lease Term and extended period.

                                 4. RENT PAYMENT

         1. The Rent shall be due and payable in twelve (12) equal quarterly payments of $143,247.50 each, beginning on August 1, 1998, and continuing for the next consecutive dates of November 1, February 1 and May 1, until May 1, 2001, when the last Rent payment is due. In the event a party exercises it option to extend the Lease Term pursuant to Section 2.2 above before May 1, 2001, the outstanding amount of the Rent shall be due and payable in equal quarterly payments on and after May 1, 2001 as set forth in the previous sentence of this Paragraph.

         2. Lessee shall make payment of the due rent plus VAT by bank transfer to the bank account of the Lessor referred to in the invoice of the Lessor.

         3. If any rent payment or other payments due under this Lease are not paid within the due dates set forth herein, the Lessee shall be obligated to pay an interest charge onthe payment(s) due calculated at the rate of fifteen percent (15%) per annum. Any such late payment interest charges shall be deemed paid in full when the total amount thereof is debited to the account of Lessee and in all such cases, Lessee shall send to the Lessor, as soon as practicable but in no event later than 30 days following any such late payment(s), an invoice(s) documenting all such debits. Notwithstanding any such debit allocations to the account of the Lessee, Lessor shall retain all of its rights to make claim for any damages, expenses and costs arising out of any such late payments.

         4. The Lessee keeps the bank accounts at the time of the execution of the Lease as follows:

          (i)  Budapest Bank Rt. account number 1010319439563222200000000

          (ii) Hanwha Bank Hungary Rt. account number 114000402294340169901015

         5. The parties agree that Lessor shall have the right to demand its claim against Lessee by way of payment demand from any of the bank accounts of Lessee pursuant to Section 10(4)(b) of the order of the Hungarian National Bank No. 6/1997(MK.61.). Pursuant to this provision of the law the contracting parties agree that Lessee shall inform his banks that Lessor has the right to demand payment directly from the bank of Lessee.

         6. If Lessee shall default in the payment of any rent beyond any notice or cure period provided in paragraph 8 below, Lessor shall have the right to terminate this Lease under the provisions of such paragraph 8, and all of Lessor's obligations hereunder, and Lessor shall have the right to recover the Equipment, in good condition and repair, other then ordinary wear and tear. Lessee agrees in such instance to cooperate with Lessor in recovering the Equipment.

                                  5. INSURANCE

         1. Lessee shall at all times pay for and carry policies of comprehensive general liability insurance including products completed operations and contractual liability for bodily injury or property damage with a combined single limit of not less than the HUF equivalent of (USD $2,000,000) for each occurrence. Such insurance shall name Lessor and its agents as additional insured; and

         2. Lessee shall carry, at its expense, adequate insurance against loss or damage by fire and other various risks on all fixtures, improvements and other property controlled by Lessee and located upon the Leased Premises, thereby holding Lessor and its agents harmless for any losses or damages to such property.

         3. All policies shall be specifically endorsed to provide that the coverage obtained by virtue of this Lease Agreement will be primary and that any insurance carried by Lessor shall be excess and non-contributory.

         4. All policies shall be specifically endorsed to provide that such coverage shall not be canceled or materially changed without at least thirty days prior written notice to the Lessor. Lessee shall deliver certificates of insurance and any renewals thereof to the Lessor which evidences the required coverage.

         5. Lessee shall promptly provide, upon Lessor's request, copies of all insurance policies referenced in this Section 5. In addition, if Lessee shall fail to provide the insurance required in this Section 5 to be provided by it, Lessor shall have the right to itself provide such insurance and to be promptly reimbursed by Lessor for the cost thereof.

                            6. CLEARANCE OF THE LTTD

         1. The LTTD will be transported by MASPED Rt. to Hungary based upon the agreement between the Lessor and MASPED and Lessor shall pay all transport costs. Lessee shall clear the LTTD in Hungary as "temporary imported good" in accordance with the Hungarian laws and to cooperate with MASPED Rt. in the clearance.

         2. The costs, expenses and duties of the clearance of the LTTD shall be borne by Lessor. Once those costs are determined, they will be added to the rent otherwise payable hereunder through a straight-line amortization of such amount over the term hereof, plus the initial two-year extension. The contracting parties shall cooperate in order to obtain and provide all documents, papers, declarations required to the clearance of the LTTD as "temporary imported good".

         3. Lessee shall consigned MASPED Rt. to clear the LTTD in Hungary as "temporary imported good".

                              7. OPERATIONAL RULES

         1. Lessee shall be liable to ensure that in the course of the use LTTD shall not depreciate at a higher than normal rate.

         2. Lessor shall be responsible for the installation and installment of the LTTD and all accessory equipment at such sites during the Lease Term as reasonably requested by Lessee. Following the initial installation of the LTTD and accessory equipment at the first site in the Country of Hungary and following any period of initial on-site training, Lessor and Lessee shall mutually and in good faith agree upon the time when the Lessee shall take over full operational control of the LTTD and accessory equipment and shall reduce such memorandum to writing and append it as an exhibit to this Lease Contract. The LTTD and accessory equipment shall be in good working condition upon the date operational control is turned over the Lessee.

         3. Lessee shall operate the LTTD at his own costs and risk; furthermore, Lessee shall pay all costs relating to the operation and maintenance of the LTTD. Lessee shall obtain and keep at its expense all permits and consents required for the set up and operation of the LTTD.

         4. Lessee shall provide all data asked by the authorities or other governmental agencies.







         5. The Lessor and its agents and representatives shall be entitled at any time during business hours/working hours following prior notice to enter the area where the LTTD is; in the case of emergency the Lessee and also its agent shall be entitled to enter the area without prior notice and to take the necessary actions.

         6. Lessee shall take any and all necessary and appropriate measures to utilize the LTTD and accessory equipment in proper operational manner, ordinary wear and tear excepted, and shall maintain the LTTD and accessory equipment in good working condition throughout the Lease Term and any permitted extension thereof.

         7. The operation of and any necessary repairs to the LTTD and accessory equipment performed by Lessee shall be at its own expense and costs.

         8. Lessee is liable and responsible for all damages arising from the breach of the obligations as set forth above.

         9. The contact persons of the parties relating to the operations of the LTTD are the following:

                  (i) on behalf of the Lessor
                      Mr. David Green
                      at the address of the Lessor as set forth in the preamble

               (ii) on behalf of the Lessee
                    Messrs. Jozsef Laszlo and Robert Deak
                    at the address of the Lessee as set forth in the preamble.

         10. Lessor shall provide at Lessee's expense all necessary personnel to train Lessee's on-site personnel in the operation and maintenance of the LTTD and accessory equipment at the conception of this Lease Term so that Lessee's personnel shall acquire the necessary technical knowledge in order to effectively operate the LTTD and accessory equipment.

         11. Lessee is aware that the LTTD is built up and made for a different technical parameters than the Hungarian standards. The Lessor shall fix or otherwise be responsible for ensuring that the Equipment meets such parameters for its initial operations at the Site under the Contract. Any design or other changes to the Equipment made at any time shall be through mutual agreement of the parties, and in all cases shall be at Lessee's cost.

             8. TERMINATION OF THE LEASE CONTRACT BEFORE EXPIRATION
                                OF THE LEASE TERM

         1. The Lessor shall be entitled to terminate this Lease Contract upon 15 days notice by registered letter to Lessee, if

           a) the Lessee fails to meet its payment obligations relating to the Rent, or any other payment obligation arising from the present Lease Contract partly or wholly, in spite of a written notice, prior to a payment deadline of 15 (fifteen) days calculated from the receipt of the notice;

                  b) the lessee fails to perform any one of its other obligations arising in the present contract in spite of a written notice from the Lessor and the fair extended deadline for performance of at least 15 days specified therein (i.e.) use of the LTTD contrary to the Contract for Work, inadequate maintenance);

                  c) bankruptcy or liquidation proceedings are initiated against the Lessee and the same are not dismissed within 90 days; or

                  d) the necessary licenses obtained for the business activities of the Lessee finally expire in any way, or withdrawn or their validity terminates for any other reason whatsoever, and the Lessee fails to
                           renew  the   license   within   the  period  of  time
                           established at law or in the relevant official decision, plus an additional 30 days.

         2. The Lessee shall inform the Lessor of the circumstances referred to above without any delay.

         3. If this Lease is terminated by reason of a default by Lessee, Lessee shall be liable for all damage incurred thereby to the Lessor, including, but not limited to the damage incurred through the loss of Rent, and other costs payable during the term of this Lease Contract. The Lessor is not obliged to provide additional services to the Lessee.

         4. Upon the termination hereof, Lessee shall have no right to use the LTTD and shall be obliged to carry the transport and delivery of the LTTD to the place instructed by Lessor within 45 days from the receipt of the termination.

                             9. ASSIGNMENT, SUBLEASE

         1. Lessee is not entitled without written approval of Lessor to (a) assign or sublease the LTTD partly or wholly or to transfer its use either free of charge or for consideration, e.g. to assign it into a company as in kind contribution or as additional service or to create an encumbrances, pledge or other thereon or (b) to assign, sublease or transfer this Lease. Notwithstanding anything set forth in this Paragraph 9.1 to the contrary, in the event Lessee becomes the subject of a reorganization resulting in the Lessee being merged into CEVA International, Inc. or another corporation in which CEVA
International, Inc. has a majority ownership and voting interest, then and in that event this Lease Contract shall be assumed by CEVA International, Inc. or such other corporation in which it has a majority ownership and voting without the prior approval of the Lessor but subject to the receipt of a written assumption by the assignee of this Lease Contract.

         2. Lessee shall immediately notify Lessor in writing regarding any important change occurring concerning its owners, the owners relationship or its business form or any other circumstances whatsoever.

         3. Lessee shall promptly inform Lessor the place where the LTTD is operating or where it will be moved.

                                 10. MAINTENANCE

         1. The Lessee shall maintain the LTTD in good condition and repair for the ordinary use.

         2. The Lessee shall at its own expense keep the LTTD at all times in operable faultless and suitable condition needed for its use together with the equipment and fixtures. The Lessee shall ensure that LTTD remain in the same condition as it is now, reasonable wear and tear excepted.

         3. The Lessee will comply with all rules, governmental regulations concerning the maintenance or operation of the LTTD.

         4. Lessor shall not be liable for any damages to Lessee or any other party caused by the operation of the LTTD unless such was caused while the LTTD was under the direct and primary control of the Lessor.

         5. Should the Lessee fail to meet the obligations listed above, the Lessor shall be entitled to have - after notice as set forth in paragraph 9 the necessary repairs carried out or other measures taken pursuant to the provisions listed above at the cost of the Lessee. Should the notice likely cause any damage, then no notice need to be given to the Lessee.

         6. Any damage incurred to the LTTD, known by the Lessee or which can be known by the exercise of due diligence by the Lessee shall be made known as soon as practicable to the Lessor irrespective of who shall bear the costs of repair. The omission to notify the Lessor shall give rise to the liability of the Lessee for the damage. If damage is incurred, the Lessee shall take all necessary measures, to help reduce the damage to the possible minimum (obligation of mitigation of damage).

         7. Each party hereto shall be liable to the other party for all damages by the first party's employees, suppliers, agents, clients.

                               11. FAULT CLEARANCE

         1. The Lessor may perform any necessary work without the consent of the Lessee in order to avert any damage to the LTTD and to prevent any danger, but without effecting Lessee's duty to repair and maintain the Equipment under paragraph 10. The elimination and reparation of damage and defects or the carrying out of alterations to the LTTD - should it be necessary for the upkeep, maintenance and repair of the LTTD in accordance with its designated purpose -can be performed without the consent of the Lessee, but, if possible, with giving prior notice to it. The Lessee shall ensure access for the Lessor to the area of the LTTD. Any impediment or hindrance to the performance of such work by the Lessee shall be prohibited, and it shall give rise to the liability of the Lessee for damages. The Lessor shall make efforts to avoid any disturbance of the Lessee in the course of the performance of such work.

         2. Once the Lessor has delivered the Equipment in functioning order in accordance with the Contract for Work, should the Lessee or Lessor make repairs to or maintain the equipment, the Rent shall not be reduced or suspended and Lessee shall not be entitled to claim damages for the duration of such work.

         3. The prior written approval of Lessor is required for any physical change in the make-up, configuration or location of the LTTD.

                  12. RETURNING OF THE LTTD TERMINATION OF THE
                                      LEASE

         1. Lessee shall return LTTD upon the request of the Lessor in such manner and to such location as the Lessor shall request.

         2. Should the lease Contract terminate, the parties will mutually and in good faith agree on the transport and related costs.

                               13. REPRESENTATIONS

         The Lessor and the Lessee represent to each other the following:

         1. Lessee is a limited liability company duly and validly existing under the laws of the Republic of Hungary. Lessor is a duly and validly existing limited liability company. Each is entitled to enter into this Lease Contract, and they have obtained prior to the conclusion of this contract any and all corporate and other consents required for entering into the present Lease Contract.

         2. The present Lease Contract gives rise to legally correct, valid binding obligations of the parties, which shall be enforced in accordance with their provisions.

         3. The signing and execution of this Lease Contract is not in any way in breach of any provision of the Acts and Decrees in force or any other rules relating to the contracting parties, and it is not contrary to any other contractual or other obligations of the parties.





                             14. CLAUSE OF VALIDITY

         1. Beside the present Lease Contract there are no oral side-agreements; the amendment, supplement and termination of the contract shall be valid in writing.

         2. Should certain provisions of the Lease contract be or become invalid, this shall not affect the validity of the other provisions of the contract. In this case, the contracting parties shall be obliged to supplement the contract in the appropriate manner ensuring its business objectives. In such a case, a regulation shall be applied which validly secures the business result intended by the parties, that is, a value-secured revenue for the lessor, resulting from the lease activity, corresponding to the legal currency of the United States of America.

         3. If a provision is not performed or there is not notice for its performance, it shall notwithstanding remain valid. The omission of notice cannot be considered as waiver. The other unaffected parts of the contract shall remain in force.

                                   15. WAIVER

         Should the Lessor need to waive for a definite period of time the enforcement of a right due to it, this cannot be considered in any case as a general waiver of the enforcement of this or another similar right. For a valid waiver of the rights resulting from this Lease Contract by the Lessor, the express written declaration of the Lessor shall be required.

                            16. COURT, APPLICABLE LAW

         1. In the event that disagreement or disputes arise with respect to the interpretation or performance of this contractor any of its provisions, the parties will use their best efforts to resolve them through consultation in peaceful manner.

         2. This Lease and the rights and obligations of the parties hereunder shall be governed by and construed and interpreted in accordance with, the laws of the Republic of Hungary.

                                17. MISCELLANEOUS

         1. The parties agree that in respect of the delivery of any document, the address of the parties shall be valid as an address indicated in this Lease Contract. In the case of a registered letter, posting it at the post office shall be considered as delivery.

         2. The parties agree that they shall consider and handle the terms and conditions of this contract as confidential.

         3. The lessor shall be entitled at its discretion to sell and transfer the Equipment and to assign its rights and obligations under this Lease even separately, to third person(s), provided that any such sale or transfer made to an entity as to which David Green is not, directly or indirectly, the majority owner, shall be made only with Lessee's consent, which consent shall not be unreasonably withheld or delayed. Lessee acknowledges that Lessor intends to assign this

Lease to an affiliate corporation to be formed in the Netherlands or other foreign jurisdiction and hereby agrees to such assignment automatically and without any further action. Lessee also acknowledges and agrees that if Lessor shall decide, in its sole discretion, to sell and transfer the Equipment to such assignee, then the consent of Lessee shall not be required and Lessee shall take all reasonable action requested by Lessor to reflect such sale and transfer.

                         18. PREPARATION OF THE CONTRACT

         1. The present Lease Contract has been prepared in three copies, in Hungarian and in English from which each party receives one copy and the third copy to be submitted at the Hungarian Custom Office.

         2. Both Hungarian and English language copies are true and correct confirming the agreement of the parties. In the case of any dispute, the Hungarian version shall prevail.

         3. Any communication, notices, correspondence between the parties in relation to the present Lease Contract shall be made and served to the other party in the English language.

         4. All costs arising from the preparation and drawn up of this agreement shall be borne by Lessee.

         5. The parties hereby agree to execute any and all documents and other instruments and to take any and all measures or acts as are necessary or appropriate to give full effect to, and in order to fulfill the terms, conditions and provisions of this Agreement and any other obligations arising out of or in connection with this Agreement in order to make them binding and enforceable upon the parties within a reasonable time, after receipt of written request from a party, but in no event not later than fourteen (14) days from the date of receipt of any such request from the other party. Should a party fail to comply with this obligation the other party shall not be liable for any damages arising from such other party's delay.

         6. Each party verifies by affixing their signatures hereto that it has checked the contents of the present Lease Contract thereto, has understood it and acknowledged them as binding on itself.

                                         LESSOR

                                GREEN GLOBE LLC.


                        By:______________________________




                                         LESSEE

                                              CEVA HUNGARY ENVIRONMENTAL
                          PROTECTION AND ENVIRONMENTAL
                                 SECURITY, LTD.


                                              By:______________________________
                                   Janos Soos
                                Managing Director





cev-leas.hun

                                    AGREEMENT

This Agreement is made as of May 18, 1998 between CEVA INTERNATIONAL, INC. ("CEVA"), CEVA HUNGARY ENVIRONMENTAL PROTECTION AND
ENVIRONMENTAL SECURITY LTD ("CEVA Hungary") and GREEN GLOBE, LLC ("Green
Globe")

                                   WITNESSETH

WHEREAS, CEVA, Green Globe, and other parties have entered into a Loan and Master LTTD Services Agreement, dated as of December 6, 1997 (the "Services Agreement"), pursuant to which CEVA and Green Globe have agreed to participate in LTTD projects (as defined in the Services Agreement) and to share equally in the profits therefrom; and

WHEREAS, CEVA Hungary, an affiliate of CEVA, has entered into a contract (the "Contract" with Budapest XVIII, District Pestszentlorinc-Pestszentimre Municipality and ELGOSCAR International Hungarian-American Environmental Protection and Engineering, for the treatment of contaminated ground and ground water at Szent Laszlo street 2 in XVIII district Budapest, Hungary; and

WHEREAS, the Contract requires LTTD services and, thus, is an arrangement contemplated by and subject to the Services Agreement, and the LTTD equipment and certain services under the Contract are to be provided pursuant to a Lease Contract between Green Globe or its affiliate and CEVA Hungary, dated May 18, 1998 (the "Lease"); and

WHEREAS, the parties hereto wish to set forth their agreement regarding the sharing of profits from the Contract as provided for in the Services Agreement;

NOW, THEREFORE, the parties hereto agree as follows:

1. CEVA and Green Globe hereby agree that the Contract and the Lease are agreements provided for and subject to the Section of the Services Agreement entitled "Green Globe's Right to Participate in Projects". CEVA and CEVA Hungary hereby represent and warrant to Green Globe that the Contract is as set forth in Schedule A attached hereto and that they shall promptly deliver to Green Globe any modifications or amendments to the Contract.

2. Notwithstanding the specific provisions of the Lease, the parties agree that the term of the Lease shall be five years (the intent being that the initial two-year extension term be part of the original term). The Rent shall remain at $43,247.57 per quarterly payment for the entire five year term, so that the total lease payment under the Lease shall be $864,951.40.

3.       After the termination of the Lease and the payment by the Lessee
         (CEVA Hungary) of all of the Rent identified in Paragraph 2 above to Green Globe (the Lessor), Lessee (CEVA Hungary) shall have the option for a period of 60 days thereafter to purchase the Equipment for its then appraised value, as determined by AZTEC Industries. If Lessee exercises such option, all of Green Globe's (Lessor's) right, title and interest in the Equipment shall be automatically conveyed to Lessee (CEVA HUNGARY) (or perhaps to CEVA International, Inc.) upon the payment of the purchase price and Green Globe (Lessor) shall have no further interest in the LTTD; notwithstanding any termination of the Lease, all of the parties acknowledge and approve of Green Globe's (Lessor's)continuing rights under the Service Agreement.

4. The Lease will be translated into and executed in Hungarian. Either party shall have the right in good faith to have the Lease amended after its execution if such translation does not appropriately reflect the agreed to Lease terms as drafted in English.

5. Notwithstanding anything in the Lease to the contrary, the Lease shall be governed by and construed in accordance with the laws of the State of Connecticut and any dispute under the Lease shall be brought exclusively in the courts of the State of Connecticut and may not be brought in Hungarian or any other courts.

6. In accordance with the aforementioned Section of the Services Agreement, CEVA and CEVA Hungary hereby jointly and severally agree to pay to Green Globe or its designee one-half of the net profits from the Contract or any other agreements relating thereto and the work thereunder, regardless of the source or recipient thereof, all in accordance with the Services Agreement and Schedule A attached thereto. Payments shall be made at the times set forth in the Services Agreement. All payments shall be in U.S. Dollars. Green
         Globe shall have the right to ask questions and receive answers from CEVA, CEVA Hungary and/or any other applicable CEVA affiliate regarding calculations of such questions and comments. Accepting funds under this Agreement shall not constitute a waiver by Green Globe of its right to challenge the amount payable to it at any time.

7. Green Globe shall have the right at any time to audit the books and records of CEVA, CEVA Hungary and/or any other applicable CEVA affiliate to confirm the accuracy and appropriateness of the payments made or to be made to it hereunder. CEVA and CEVA Hungary agree to make available such books and records at such times and places as are reasonably convenient to Green Globe. Green Globe agrees to keep confidential all information received in connection with any such audit.

8. If CEVA, CEVA Hungary and/or any other applicable CEVA affiliate shall default under the Lease and Green Globe shall exercise its rights to terminate the Lease, then Green Globe shall thereupon automatically be released, as to the Equipment only, from all non competition agreements to which it is subject under the Services Agreement.

                                                         3
IN WITNESS WHEREOF, this Agreement has been entered into as of the date set forth above

CEVA INTERNATIONAL, INC.


By:____________________________
     Its


CEVA HUNGARY ENVIRONMENTAL
PROTECTION AND ENVIRONMENTAL
SECURITIES


By:___________________________
     Its


GREEN GLOBE, LLC


By:___________________________
     Its






cev-leas.hun
                                                            7

                                  Exhibit 10.3

                                      (2)

                              DATED 16 October 1995

                             CEVA INTERNATIONAL INC

                                     - and -

                                   ILONA BAYER

                                     - and -

                                   ANDRAS TOTH

                                     - and -

                                   JANOS SOOS

                                     - and -

                                CEVA HUNGARY LTD.

                                     - and -

                                   ERNO TOROK



                    JOINT VENTURE AND SHAREHOLDERS' AGREEMENT






                        Dewey Ballantine Theodore Goddard
                                 Vadasz utca 31
                                 H-1051 Budapest

                                                                       I N D E X

Clause            Description
No.


                  Recitals                                           1
1                 Interpretation                                     2
2                 Object of Joint Venture                            4
3                 participation and Obligations of Dr.               4
4                 Funding and Proposed Transaction                   6
5                 Management of the Company                          7
6                 Bank Accounts and Mandates etc.                    8
7                 Dividend Policy                                    8
8                 Provision of Information                           9
9                 Accounting Principles                             10
10                Restriction of Encumbrances                       10
11                Transfer and Alienation of Shares                 10
12                Waiver of Rights of Exclusion                     11
13                Restrictive Covenants                             11
14                Use of CEVA Name                                  11
15                Termination of this Agreement                     12
16                Confidentiality                                   12
17                Announcements                                     13
18                Representation and Warranties                     13
19                No Partnership or Agency                          13
20                Compliance                                        13
21                Waiver                                            14
22                Variation                                         14
23                Conflict with Articles                            14
24                Notices                                           14
25                Fair clause                                       15
26                Costs                                             15
27                Severability                                      15
28                Entire Agreement                                  15
29                Successors and Assigns                            15
30                Further Assurances                                16
31                Headquarters of the Company                       16
32                Governing Law                                     16
33                Disputes                                          16

THIS JOINT VENTURE AND SHAREHOLDERS AGREEMENT is made the 16th day of
October 1995

BETWEEN:

(1) CEVA INTERNATIONAL INC. a New Jersey corporation with its principal office at 1967 Highway 27, Suite 32-B, Edison, New Jersey 08817, USA ("CEVA");

(2)      ILONA BAYER of 1132 Budapest, Visegradi u. 25 ("Bayer");

(3)      DR. ANDRAS TOTH of 1139 Budapest, Orszagbiro u. 2 ("Toth);

(4)      JANOS SOOS of 1091 Budapest, Ulloi u. 169 ("Soos");

(5) CEVA HUNGARY LTD. a Hungarian corporation with its principal office at 2030 Erd, Mester utca 50 (the "Company"); and

(6)      DR. ERNO TOROK of 1125 Budapest, Diosarok u. 65/c ("Torok").

WHEREAS:

(A) CEVA, Bayer, Toth and Soos have agreed to enter into a joint venture through the holding of shares in the Company for the purpose of establishing and operating the Business (as hereinafter defined).

(B) CEVA, Bayer, Toth and Soos have, immediately before the execution of this Agreement, established the Company (subject to the registration of the Company at the Court of Registration in Pest County by executing the Deed of Association relating to the Company (a copy of which is annexed hereto and marked "A"). The Company has been established as a Hungarian corporation with an initial capital of HUF 1,000,000 to be paid and contributed as provided for in the Deed of Association, as to HUF 500,000 thereof by CEVA, as to HUF 350,000 thereof by Bayer and Toth jointly and as to HUF 150,000 thereof by Soos.

(c) CEVA has a 50% business share in the Company, Bayer and Toth have a 35% business share in the Company and Soos has a 15% business share in the Company.

(D) The business share in the Company of Bayer and Toth is a joint business share held jointly between them and comprising, as at the date hereof, 35% of the aggregate business shares in the Company. The rights attaching to such business share are exercisable solely by Bayer on behalf of Bayer and Toth and the liabilities attaching thereto are joint and several liabilities of Bayer and Toth.

(E) The parties hereto contemplate that as soon as it is practicable for Torok, Bayer and Toth will (i) transfer to Torok and Toth jointly 20/35 of the joint business share in the Company of Bayer and Toth (to beheld as to 75% thereof by Torok and 25% thereof by Toth) and (ii) transfer to Bayer the balance of 15/35 such joint business share of Bayer and Toth.

(F) The parties desire to set forth in this Agreement certain rights and obligations with respect, amongst other things, to the operation manager and control of the Company.

IT IS HEREBY AGREED as follows:

1.       INTERPRETATION

1.1 In this Agreement the following words and expressions shall (save where the context otherwise requires) have the meanings hereinafter respectively ascribed to them:

 "Affiliated                Company"  means,  in  relation to any  company,  any
                            entity which controls, is controlled by or is under common control with such company and 'control' of an entity in this context means direct or indirect ownership of at least 50% of the equity in such entity or the direct or indirect ability to exercise
                            50% or more of the votes of such entity;

 "the Deed of Association"   means the Deed of Association of the Company as
                             amended or restated from time to time;

 "the Auditors"     the auditors for the time being of the Company;

 "the business:     the business of establishing and operating within the
                    Republic of Hungary plants and sites for the processing of industrial and other waste materials and products and the provision of comprehensive environmental management and consultancy services together with such other business or businesses as Shareholders comprising a Requisite
                    Majority shall agree that the Company shall carry on from time to time;

"Business Day"           a day which is not a Saturday or Sunday or public holid
                         in the Republic of Hungary;

"CEVA Nominated
         Director"       means a Director nominated by CEVA pursuant to Section
                         11.2 of the Deed of Association;

"Non-CEVA Nominated
         Director"       means a Director nominated by the Non-CEVA
                         Shareholders pursuant to Section 11.2 of the Deed of Association;

"Non-CEVA Shareholders"  means all the Shareholders for the time being in the
                         Company, other than CEVA;

"Requisite Majority"     means Shareholders entitled between them to exercise at
                         least 60% of the votes capable of being cat at a members' meeting of the Company;

"Security                Interest"   any    mortgage,    lien
                         (otherwise  than  arising by statute
                         or operation of law), pledge, charge
                         or other encumbrance, lease, option,
                         agreement to assign or transfer,  or
                         any other third party  rights or any
                         other   similar    arrangement    or
                         agreement to create the same;

"Share"                  means a business share in the Company;

"Shareholder"            means the holder or a joint holder for the time being
                         of a Share.

1.2      References to Recitals, Clauses,  Schedules,  Annexures and parties are
         to  recitals,  clauses,   schedules,   annexures  or  parties  to  this
         Agreement.

1.3 References to the plural shall include the singular and vice versa and references denoting gender shall include all genders.

1.4 References to persons shall include bodies corporate, unincorporated associations, partnerships and individuals.





1.5 The headings and index hereto are inserted for convenience only and shall not affect the construction of this Agreement.

1.6 Words denoting an obligation on a party to do any act, matter or thing include, except as otherwise specified, an obligation to procure that it be done and words placing a party under a restriction include an obligation not to permit or allow infringement of that restriction.

2.       OBJECT OF THE JOINT VENTURE

2.1      The objects of the joint venture, the subject of this Agreement, are: -

         2.1.1 the carrying on of the Business in accordance with th principles set out in Clause 2.2; and

         2.1.2 the doing of such acts matters and things as may be consisted with, necessary for or incidental to the attainment of the preceding object.

2.2 The principles upon which the Business shall be conducted are:

         2.1.1 to reflect a proper commercial basis and to generate and maximise profits; and

         2.1.2    bona fide for the benefit of the Company.

2.3 The Shareholders shall each use their respective endeavors to procure that the Company carries out the preceding objects in accordance with the stated principles, and that it does not engage in any other activity or business which is not in accordance with such objects or consistent with such principles.

3.       PARTICIPATION AND OBLIGATIONS OF DR. TOROK

3.1 Each of Bayer, Toth and Torok undertake to each other and also to CEVA and to Soos that within 30 days of the Relevant Date (as defined in Clause 3.2) Bayer and Toth will make such transfers of parts of the Share held jointly by Bayer and Toth as will result in 20/35 of such Share being held jointly by Torok and Toth who shall accept such transfer and the balance of 15/35 thereof being held solely by Bayer as a separate business share and Bayer shall accept such transfer, to the intent that, following such transfers, the Share held by Torok and Toth jointly shall be a joint business share in the Company (held as to 75% thereof by Torok and as to 25% thereof by Toth) in respect of which the rights relating thereto shall be exercisable solely by Torok on behalf of Torok and Toth.


3.2 Forthwith upon it becoming possible for Torok to become a member or joint member of the Company without being in breach of any material duty or obligation imposed upon him in the context of any employment or consultancy arrangement with MOL rt. which is in existence as at the date hereof, Torok shall notify each of the Shareholders of that fact in writing (the date of such notification being the "Relevant Date"). The transfers referred to in Clause 3.1 shall take place on such terms as to price as Bayer, Toth and

         Torok shall agree, provided always that any failure to reach such agreement shall not prejudice or affect the obligations of Bayer, Torok and Toth to effect the transfers referred to in Clause 3.1 within the period specified in such Clause.

3.3 Each of Bayer, Toth and Torok agree (i) to enter into and execute all such documents as shall be necessary in order legally and effectively to carry out and effect the transfers referred to in Clause 3.1 and
         (ii) to notify the Company forthwith in writing upon such transfers being completed.

3.4 Each of the parties hereto (other than CEVA and the Company) acknowledges that CEVA has agreed to participate in the Company and enter into this Agreement on the understanding that (i) Torok will become a shareholder in the Company on the basis specified in and in accordance with Clause 3.1 and (ii) in anticipation of such parties entering into the obligations set out in Clauses 3.5 and 14.

3.5 Each of the Shareholders and Torok undertakes to the Company and separately to each of the other parties hereto as follows:

3.5.1 that he shall actively promote wherever possible the Company and the business (but so that, for the avoidance of doubt, he shall not thereby be obliged to incur any liability or expense);

3.5.2 that, in the case of Soos, Torok and Toth, he shall devote as much time, effort and attention during normal business hours to the development of the Business as it is possible for him to do taking into account any obligations upon him imposed by any employment, consultancy or similar agreement to which he is a party and which is in effect as at the date hereof and without causing him to be in breach of any such obligations;

3.5.3 that he will ensure that the Company receives,in priority to any other company or enterprisein which he is at the date hereof or subsequently becomes concerned or interested, the benefit of any opportunity for the development of or carrying on of the Business of which he is or of which he becomes aware provided always that this Clause 3.5.3 shall not oblige him to do any act or thing which would cause him to be in breach of the obligations referred to in Clause 3.5.2.

3.6 Clause 3.5 shall bind and be enforceable (i) against each of the Shareholders for so long as such party remains a Shareholder; and (ii) against Torok at all times until he becomes a Shareholder as contemplated by Clause 3.1 (or until he ceases, by agreement in writing with the Shareholders, to have any interest or involvement with the Company) and at all times whilst he remains a Shareholder.

4.       FUNDING AND PROPOSED TRANSACTION

4.1 The Company and the Business shall initially be financed by the contributions agreed to be made by the Shareholders as specified in Recital (B).

4.2 The parties hereto shall use reasonable endeavours to procure that any borrowings or loan facilities for the benefit of the Company from banks and other similar sources shall be obtained on the most favourable terms reasonably obtainable as to interest, repayment and security, but without allowing any prospective lender a right to participate in the equity share capital of the Company as a condition of any loan. No shareholders shall be required to guarantee or provide any security or accept any other liability with respect to any borrowings by or loan facilities made available to the Company.

4.3 The parties acknowledge that it is contemplated that, as soon as practicable following the date hereof, the Company will seek out appropriate business opportunities and that, in order to finance such opportunities it may be necessary to increase the primary stock of the Company by an amount to be determined at the relevant time by a members' meeting of the Company. Upon a member's meeting of the Company determining the increase in the primary stock of the Company necessary in order to finance any such business opportunity, the Shareholders shall forthwith contribute such additional primary stock to the Company in proportion to their respective Shares and otherwise in accordance with the terms (as to the manner and timing of payment) determined by the members' meeting.

4.4 The Shareholders and the Company agree to promptly execute all documents and to make such amendments and/or modifications to the Deed of Association as are necessary in order to give effect to or to reflect any such increase in the primary stock of the Company.




4.5 Save as set out in this Clause 4, there shall be no obligation upon the Shareholders to provide additional capital to the Company or to provide, or procure to the provided, to the Company loans or loan facilities.

5.       MANAGEMENT OF THE COMPANY

5.1 The Shareholders agree that CEVA and the Non-CEVA Shareholders shall each have the rights to nominate and request the removal of Directors as are prescribed to them respectively in the Deed of Association. Each of the Shareholders hereby agrees with the other Shareholders that upon any nomination for the appointment or removal of a Director being made by CEVA or by the Non-CEVA Shareholders pursuant to Section 11.2 of the Deed of Association, it will exercise all voting and other rights and powers of control available to it in connection with the Company so as to procure (in so far as it is able by the exercise of such voting and other rights and powers) that a members' meeting of the Company is held as soon as practicable thereafter and that such members' meeting approves such appointment or removal.

5.2      The Shareholders agree that the initial Directors shall be:

     5.2.1    Herbert Case who shall be deemed be a CEVA Nominated Director;

     5.2.2 Janos Soos who shall be deemed to be a non-CEVA Nominated Director.

5.3 The Shareholders further agree that, unless and until a Requisite Majority otherwise agrees, the management of the day-to-day routine operations of the Company shall be carried out by Soos for so long as he remains a Director and a Shareholder. In the event that Soos ceases to be either a Director or a Shareholder, the Director with responsibility for the management of the day-to-day operations of the Company shall be selected by agreement of a Requisite Majority or, in default of agreement by a Requisite Majority within a 28 day period, by a resolution passed by a simple majority at a members' meeting of the Company.

5.4 For so long as Soos is a Director with responsibility for the management of the day-to-day routine operations of the Company, Soos shall (and Soos hereby agrees to)devote as much time and attention and effort to the Company and the Business as shall be reasonably necessary in order to properly and effectively carry out such management.

5.5 CEVA undertakes that each CEVA Nominated Director and the Non-CEVA Shareholders undertake that each Non-CEVA Nominated Director will (i) at all times comply with and observe the restrictions on the authority of the Directors set forth in the Deed of Foundation and with such other restrictions and directions that may from time to time apply to the Directors (including any such restrictions or directions imposed by the members' restrictions or directions imposed by the members' meeting of the Company); and (ii) keep the other Directors fully and promptly informed as to matters within his knowledge which relate to the business, operation, affairs or financial state of the Company.

5.6 Save as provided for in Section 11.5 of the Deed of Association, no Director shall receive any remuneration or any other benefit from the Company without the consent required by Section 10.1.5 of the Deed of Association. For the avoidance of doubt the aforesaid restriction shall not apply to the payment or reimbursement of expenses properly incurred by any Director in the course of carrying out his duties in relation to the Company.

6.       BANK ACCOUNTS AND MANDATE

6.1 Any cheques or other orders for payment from any bank account of the Company or any bills of exchange or promissory notes drawn or requested by the Company which are of a value of HUF 250,000 ( or its equivalent in any foreign currency) or more shall require the signatures of a CEVA Nominated Director and a Non-CEVA Nominated Director. All such cheques, orders, or payments, bills of exchange or promissory notes of a lesser value may be signed by any Director. All mandates and other instructions to the Company's banker relating to such matters shall contain provisions to such effect.

6.2      The  Company  shall  maintain a U.S.  dollar bank  account  pursuant to
         Section 3193) of Act No. XXV of 1988 on foreign investments in Hungary for the purpose of receiving and holding any U.S. dollar amounts from time to time remitted to the Company by CEVA by way of capital contribution or otherwise.

7.       DIVIDEND POLICY

The Shareholders and the Company shall procure that they shall exercise all voting rights and other powers of control exercisable by them in relation to the Company so as procure (insofar as they are able by the exercise of such rights and powers) that dividends shall be declared and paid by the Company within 4 months after the end of any financial year or, if later, within one month after the audited accounts for that financial year have been approved by the members' meeting (whichever is the later) in respect of 50% of the profits available for distribution but after making such provision for actual, deferred or contingent liabilities as is agreed by Shareholders comprising a Requisite Majority (or, in default of agreement by a Requisite Majority, as is determined by the Auditors as being a reasonable provision for such liabilities) unless otherwise restricted by law or unless Shareholders comprising a Requisite Majority otherwise agree.

8.       PROVISION OF INFORMATION

8.1 The Company agrees to keep each of the Shareholders regularly informed of the progress of the business of and the affairs of the Company and shall promptly furnish each of the Shareholders, to such extent and in such form and detail as they may from time to time reasonably require, with particulars of any matters concerning or arising out of the activities of the Company, including without limitation:

         8.1.1 copies of the audited consolidated profit and loss account and balance sheet in respect of each financial year of the Company forthwith upon the same becoming available and in any event not later than the expiration of three months from the end of each such financial year and copies of the management accounts of the Company as soon as practicable after they are prepared; and

         8.1.2 a copy of the Company's business plan, operating plan and financial budget and cash flow projection for each financial year of the Company, such copy to be provided prior to the commencement of the financial year to which it relates or, if such plans, budget and projection have not been approved pursuant to Clause 8.2 before the commencement of such financial year, then within 14 days of such approval being given.

8.2 The Company shall, not later than 60 days prior to the commencement of each financial year of the Company, submit to the shareholders for their approval a draft business plan, operating plan, financial budget and cash flow projection for the next succeeding financial year of the Company. In the case of the first financial year of the Company, the Company shall endeavour to submit such plans, budget and projection for such year shall to the Shareholders for their approval not later than 60 days following the date hereof. The Company shall revise or amend such plans, budget and projection in accordance with directions with respect thereto given by Shareholders comprising a Requisite Majority. Following their approval by Shareholders comprising a Requisite Majority, the Company shall adopt such plans, budget and projection.

8.3 The company agrees that it will allow each of the Shareholders, their respective agents and advisers from time to time to have full access to the financial, accounting and other confidential records of the Company and to inspect the assets of the Company if so required by the Shareholders upon each such Shareholder giving reasonable notice to the Company.

8.4 The Company shall produce quarterly unaudited management accounts which shall be prepared and distributed to the Directors and to the Shareholders not later than 28 days after the end of the quarter to which they relate.

9.       ACCOUNTING PRINCIPLES

The accounts of the Company shall be prepared in accordance with the accounting principles and practices generally accepted and applicable in the Republic of Hungary.

10,      RESTRICTION ON ENCUMBRANCES

Save as contemplated in this Agreement each of the Shareholders hereby undertakes that it will not create or permit to exist any Security Interest over or in respect of all or any part of its Share.

11.      TRANSFER AND ALIENATION OF SHARES

11.1 No Shareholder shall be entitled to transfer, sell, dispose of or otherwise alienate his Share or part thereof save in the circumstances permitted in the Deed of Association.

11.2 The Shareholders agree that, in relation to the sale, transfer or other alienation of a share (or part thereof) in the circumstances specifically referred to in Clause 11.3 below, they will not exercise their right of first refusal under Section 171 (10 of Act VI of 1988 on Economic Associations (the "Companies Act") in relation to the Share or part thereof the subject of such sale, transfer or alienation and that they will exercise all voting rights and powers of control available to them in relation to the Company so as to ensure that the Company does not exercise its right of refusal pursuant to such section in relation thereto and that no person other than the proposed transferee is designated to acquire such Share or part thereof.

11.3     The specific circumstances referred to in Clause 11.2 are as follows:

       11.3.1 the transfers of parts of the Share of Bayer and Toth contemplated by Clause 3.1.;

         11.3.2 a transfer of any Share or part thereof with the approval of Shareholders comprising a Requisite Majority; and

         11.3.3 the transfer, whether or not for valuable consideration, of a Share or part thereof by CEVA to an Affiliate Company of CEVA or by any such Affiliate Company to CEVA or to any other Affiliate Company of CEVA.

11.4 If any Shareholder transfers its Share or part thereof to another person or otherwise alienates its Share or any part thereof in favour of another person the transferor shall procure that the transferee enters into an agreement with the Shareholders in such form as the other Shareholder(s) may reasonably require, undertaking to be bound by all the provisions of this Agreement as if it were party hereto and, where the context so permits, as if each reference herein to the transferor were a reference also to it.

12.      WAIVER OF RIGHTS OF EXCLUSION

The Shareholders agree that for so long as this Agreement is in effect, they will not exercise their right to exclude any members of the Company under
Section 182 of the Companies Act and each Shareholders hereby unconditionally waives any such rights of which he has the benefit.

13.      RESTRICTIVE COVENANTS

Each of the Shareholders covenants and agrees with each of the other Shareholders and the Company that it will not either on its own account or in conjunction with or on behalf of or through any person directly or indirectly at any time whilst it remains a Shareholder (and Torok covenants and agrees with the Company and each of the other parties that he will not either on his own account or in conjunction with or on behalf of or through any person directly or indirectly at any time of or through any person directly or indirectly at any time whilst he is, pursuant to Clause 3.6, bound by the provisions of Clause 3.5) carry on or be engaged, concerned or interested in or assist in carrying on any business carried on in the Republic of Hungary which is concerned with the processing of industrial and other waste products and/or the provision of environmental management or consultancy services or any business carried on in the Republic of Hungary which is otherwise competitive with the Business from time to time save that for the avoidance of doubt this Clause 13 shall not prevent, restrict or prohibit (i) CEVA from being engaged concerned or interested in or assisting CEVATech International Ltd. (a Czech corporation) or its business or any other company or business in which CEVA International Inc is concerned or interested as at the date hereof; or (ii) Torok from providing environmental protection consultancy services in a personal capacity to persons other than persons who are direct or indirect competitors of the Company.

14.      USE OF CEVA NAME

The Company and the Shareholders hereby acknowledge to an agree with CEVA that all intellectual property and other ownership rights in connection with the word "CEVA" are the sole and exclusive property of CEVA and that the use of such word in the name of the Company is with the specific consent and approval of CEVA which may be withdrawn at any time. The Shareholders and the Company agree with and undertake to CEVA that, forthwith upon a written request being made by CEVA to the Company, they will do all such things and execute all necessary documents and, in the case of the Shareholders, will exercise all voting rights and other powers of control available to them in relation to the Company (including passing an appropriate resolution at a members' meeting of the Company) to ensure that the name of the Company is changed so as to remove the word "CEVA" and that the new name of the Company does not imply or suggest any association with CEVA. This Clause 14 shall survive any termination of this Agreement.

15.      TERMINATION OF THIS AGREEMENT

                                      Exhibit 10,4

                                SERVICE AGREEMENT

which was entered into between the Research and Development Directorate Hungarian Oil and Gas Rt. with an address at H-1117 Budapest, Oktoberhuszonharmadika u. 18 (the "MOL") and CEVA Hungary Kft. with an address at H-1097 Budapest, Illatos UT 7 and CEVA International Inc. with an address at 1967 Highway 27, Suite 32B Edison, New Jersey, 08817, USA) as the contractors of the agreement jointly (together: "CEVA")with the following terms and conditions:

                                    RECITALS

A. Approximately 80,000 metric tonnes of acid tar and maleic acid has been accumulated at the Csepel site located in Budapest and at the Szazhalombatta site owned by MOL, which materials are listed under "Oil Refinery Waste" as a material in Section 5.4.8 of the II. hazardous material category in Appendix 2 of the Government Decree No. 102/1996 (VII.12.).

B. Based on a formula called KALOREX-1 and KALOREX-3 owned by MOL, alternative fuel can be processed by using the accumulated acid tar and maleic acid, which MOL, is entitled to burn at the Bakony Power Station until December 31, 1996 as trial processing based on the contract executed with Bakony Power Station. The permit of the trial burning is issued for 5,000-5,000 metric tonnes concerning each type of alternative fuel based on which 5,000 metric tonnes KALOREX-1 shall be prepared from 1,750 metric tonnes acid tar on the Csepel site and 4,000 metric tonnes KALOREX-3 shall be prepared from 2,800 metric tonnes maleic acid on the Szazhalombatta site under the terms of this Agreement.

C. The indicated proportions and quantities may change based on the information acquired during the trial processing. The extent of this is mutually accepted by the parties based on the government permit. CEVA declares that it is aware of the provisions of the agreement between MOL and the Bakony Power Station regarding the burning of KALOREX-1 and KALOREX-3 and declares that it will take it into consideration during its performance under this Agreement. The above mentioned agreement is attached as Appendix 1.

D. The acid tar and maleic acid shall be owned by MOL during the entire period of the industrial trial.

CONTRACTING PARTIES

1.1 CEVA Hungary Kft. is an economic association established pursuant to Act VI of 1988 and registered at the Court of Registration under Reg. No. 13-09-07-1199/02. The court's decision regarding the registration is attached as Appendix 2.

1.2 CEVA International Inc. is registered according to the laws of the U.S. and is a partial owner of CEVA Hungary Kft.

1.3 The Hungarian Oil and Gas Rt. is registered by the Court of Registration under Reg. No. 01-10-041683/199...

1.4 The following persons are authorized to represent the parties regarding:

         MOL Rt.:                                             Istvan Nadasy
                                                              Janos Gergely, dr.

         CEVA Hungary Kft.:                                   Janos Soos

         CEVA International Inc.:                             Herbert Case

         the agreement with the
         Szazhalombatta site;                                 Lajos Horvath
                                                              Laszlo Simor, dr.

         the agreement with the
         Csepel site:                                         Bela Langyel

2.       OBJECT OF THE AGREEMENT

         CEVA agrees to process 5,000 metric tonnes KALOREX-1 and 4,000 metric tonnes KALOREX-3 from the acid tar and maleic acid accumulated on the Csepel and Szazhalombatta sites in the amount determined in Section B based on the formula described in the Call for Offer. The formula regarding KALOREX-1 and KALOREX-3 is attached as Appendix 3.

3.       CONDITIONS OF THE PERFORMANCE OF THE AGREEMENT

3.1      Government Approvals

CEVA shall commence its activities regarding the performance of this contract only with the relevant environmental and other government approvals and it shall certify that it is entitled to remove acid tar and maleic acid and process KALOREX-1 and

KALOREX-3 fuel according to the technology described in its proposal and in the Call for Offer which is in conformity with the process described in Appendix 3.

MOL is obliged to ensure that nothing prevents the performance of the work including the government approvals mentioned in the Call for Offer. The permits necessary for the performance of this Agreement are attached hereto and constitute attachments to this Agreement.

3.2      Agreement with the Sites

         Parties agree, that in order to perform under this Agreement, they shall enter into agreements with each sites regarding the fulfilment of the obligations set forth in Sections 4.2.3, 5.1.2, 5.1.3 and 5.2.3. However, the performance of the recultivation work is not part of this Agreement and a new agreement will be entered into regarding the design and execution of the recultivation task.

4.       CEVA'S RIGHTS AND OBLIGATIONS

         4.1.1             CEVA shall obtain the  following  government  permits
                           regarding   the   processing   and  shipping  of  the
                           materials mentioned in this Agreement:

                           (i) government permit that it is entitled to the processing of dangerous waste materials (Appendix 4);

                           (ii) government permit regarding the shipping of dangerous waste materials (Appendix 5).

         4.1.2 CEVA shall set up the equipments, materials and the machinery on the site according to the preliminary discussions with MOL's site manager.

         4.1.3 CEVA shall provide its demands in writing regarding each site until the execution of agreement with the site but the latest until September 20, 1996 and it shall communicate which site shall be used to start the processing of KALOREX materials.

4.2      CEVA's obligations following commencing the performance:

         4.2.1 CEVA shall measure the materials shipped to the site of the removal and shall certify their origin with a certificate. CEVA shall not transport materials qualified as dangerous waste materials to the territory of the site. CEVA shall measure the finished KALOREX-1 and KALOREX-3 materials and certify them with the certificate of quality and it shall hand over a copy to the appointed representative of the sites both at shipping in and shipping out the materials. CEVA shall not use other dangerous waste materials besides acid tar and maleic acid used to the processing of KALOREX-1 and KALOREX-3 alternative fuels and the processed materials will be delivered to the Bakony Power Station with the ingredients put together on the site.

         4.2.2 CEVA shall comply with the relevant rules and orders of the site and it shall also ensure that its subcontractors observe the abovementioned rules as well. CEVA shall inform MOL regarding any requested information in connection with its subcontractors.

         4.2.3             CEVA shall keep a log-book  during the performance of
                           the  work  under  this   Agreement.   The   following
                           information shall be included in the log-book:

                           (i)     the date of handing over the work area;

                           (ii)    the quality and quantity of the
                                   materials transported in accordance with the relevant parameters;

                           (iii) any extraordinary events occurred during the performance of the work;

                           (iv) any extraordinary events occurred during the performance of the work;

                           (v)     any circumstances preventing the
                                   performance of the work;

                           (vi)    the time of starting and finishing the
                                   work daily;

                           (vii)            names of the workers; and

                           (viii)           the performed activity.

                           CEVA shall compensate the services provided by MOL for CEVA's requests. The parties will enter into a separate agreement with each site regarding the above mentioned fees at the handing over of the work area.

         4.2.4 CEVA shall create a fence to surround the work area, it shall place warning signs on the work area and it shall arrange guarding the work area. CEVA shall ensure the protection of property and fire protection on the work area. CEVA shall immediately remove any contamination of the road caused by it.

         4.2.5 CEVA shall decontaminate the waste water produced during the removal of acid tar(pH 5-8) and following the gravitational separation discharge it according to the waste water capacity of the site.

4.3      CEVA's rights:

         4.3.1 CEVA is entitled to review and make copies of all relevant data, description, information and other documents relevant to the performance of this
                           Agreement in accordance with the relevant rules of MOL.

         4.3.2 CEVA shall obtain all reasonable assistance from MOL to perform its obligations under this Agreement.

5.       MOL'S RIGHTS AND OBLIGATIONS

5.1 MOL's obligations before the commencing of CEVA's activities:

         5.1.1 MOL shall designate the necessary area - where the removal of acid tar and maleic acid and the production of KALOREX-1 and KALOREX-3 shall occur
                           - for the performance of the work and hand it over to CEVA in proper condition within 5 days from the date determined by CEVA according to Section
                           4.1.3. MOL shall hand over the work area with a
                         minutes of the meeting to CEVA.

         5.1.2 MOL shall create a waste water channel or receiver at the border of the work area which is suitable for receiving the removed and decontaminated waste water. MOL shall provide two containers with the satisfactory measurements for CEVA to the decontamination of the acidic water.

         5.1.3 MOL shall ensure the necessary electric energy with proper connector at the border of the work area as designated by CEVA. CEVA shall pay for the electric energy according to the agreement with the site.

         5.1.4 MOL shall inform CEVA and its subcontractors regarding the rules in connection with safety, labour protection and environmental protection and deliver it in writing. The written rules are attached as Appendix 6.

         5.1.5             MOL shall permanently ensure the use of proper
                           social areas to the                employees of CEVA.

5.2      MOL's obligations after the commencing of CEVA's activities:

         5.2.1 MOL shall ensure that all employees of CEVA that had been reported previously to MOL have access to the work area 24 hours a day including weekends and holidays.

         5.2.2 MOL shall obtain the permits listed in the Call for Offer and it shall assign them CEVA during the term of this Agreement. The above mentioned permits are attached as Appendix 7.

         5.2.3 The employees of MOL shall not be allowed to enter into the work area following the transfer of the work area, unless it is previously agreed by CEVA in writing on the sites respectively.

5.3      MOL's rights following the handing over of the work area:

         5.3.1 MOL is entitled to control CEVA's activity permanently and is entitled to write any remarks in CEVA's log book through its appointed representative.

         5.3.2 MOL is entitled to temporarily limit CEVA's activity if there is any safety, personnel or property protection or environmental protection reason for such limitation.

         5.3.3 MOL is entitled to measure the transported and removed materials after each shipping, to remove a sample from the materials in order to establish its quality and to review CEVA's certificate of quality.

6.       DETERMINATION AND STORING OF ADDITIONAL MATERIAL

         The parties agree that they consider all materials that are not derived from acid tar or maleic acid (construction debris, metal barrel or such materials which were not created during the refinery technology and the MSA technology) additional material. CEVA shall separately store the additional material on the work area in accordance with the agreement with the site manager in a container provided by MOL.

7.       LOCATION OF THE PROCESSING OF KALOREX-1 AND KALOREX-3

         The processing  KALOREX-1 and KALOREX-3 - from acid tar and maleic acid
         - shall take place on the Csepel and Szazhalombatta site of MOL. CEVA shall commence its activity on the site determined in Section 4.1.3 and in accordance with the minutes of the meeting determined in Section 5.1.1.

8.       TIME AND PLACE OF PERFORMANCE

         CEVA shall commence the processing of 5,000 metric tons of KALOREX-1 and 4,000 metric tons of KALOREX-3 at the latest by September 30,1996 on the place of performance stipulated in this Agreement. CEVA agrees that it shall process the above mentioned alternative fuel at the latest by November 30, 1996.

         The place of the performance of this Agreement is the plant of the Bakony Power Station, where CEVA shall be obliged to hand over the KALOREX-1 and KALOREX-3 alternative fuels processed by it with the relevant certificates by permanently shipping it.

9.       SERVICE FEE

         The service fee is established based on the quantity of the utilized acid tar and maleic acid sludge according to the measuring described in Section 4.2.1 and 5.3.3. The fee for the processing of the measured maleic acid is 146.86 USD/ tonne + VAT.

         The service fee includes all expenses of the processing and shipping to the place of the performance of the KALOREX materials and the costs of the separation of the materials necessary to the processing of KALOREX and additional materials and the storage fees exclusive of the acid tar and maleic acid sludge. The fee for the decontamination of the acidic waste water originated during the removal of acid tar is 15 USD/m3.

         The service fee is charged in USD and the issuance of the bill will reflect this. MOL shall pay the bill plus VAT based on the Hungarian forint equivalent of the service fee calculated at the relevant daily the mid-rate of the Hungarian National Bank.

10.      CONDITION OF PAYMENT

10.1 The basis for the issuance of the service bill is the quantity of the processed acid tar and maleic acid as established based on Sections
         4.2.1 and/or 5.3.3. The condition of the acceptance of the Bill is that the designated site manager of MOL certifies the fulfilment of the performance and that it is certified that the KALOREX materials were accepted by Bakony Power Station.

10.2 MOL shall transfer the payment within fifteen (15) days from the date of the receipt of CEVA's bill to bank account no. 10103104-39563222-00000000 at Budapest Bank Rt. MOL is obliged to pay late payment fee in case of delay in payment. The amount of the late payment charge is equal to the base interest rate of the Hungarian National Bank +10%.

10.3 Parties agree that the service is indivisible, however CEVA is entitled to submit bills on a weekly basis during the performance following October 1, 1996 based on the quantity of the processed acid tar and maleic acid sludge.

11.      BREACH OF CONTRACT

11.1 In case MOL does not perform its obligations in a timely manner, the performance schedule of CEVA shall be extended.

11.2 If one of the parties is in breach of this Agreement it shall pay compensation and penalty to the other party with the limitations set forth by this Agreement except if it proves that it has performed the obligations expected from an Economic Association in a given similar situation.

11.3 The acceptance of the performance under this Agreement shall not be interpreted as a waiver of any rights arising out of the breach of contract.

11.4 In case CEVA breaches Sections 4.1.1, 4.1.3, 4.2.3 and 6. or prevent the performance under Section 5.3.3 of if 1/3 of the acid tar and maleic acid sludge as determined in Section B shall not be processed by November 30, 1996 due to CEVA's fault, MOL is entitled to cancel this Agreement as a result of which it will cease to be in force on the tenth (10.) day following the communication of cancellation. In case of cancellation the parties shall settle any outstanding debts owed towards each other.

12.      PENALTY

12.1 The parties shall pay a penalty if any of the following occurs:

         12.1.1            Delay in performance

                           In case any of the contracting parties are in delay with their performance (i)in case of CEVA: the obligation of penalty payment starts from the tenth day following the date of the receipt of the notice requiring the performance in case of delay concerning the fulfilment of its obligation and (ii) in case of
                           MOL: it starts from the following day of the last day of the deadline for the payment of the service fee and if MOL does not perform its obligations according to Section 5.1, 5.2 it starts from the date of the receipt of CEVA's notice requiring performance;

         12.1.2            Faulty performance

                           In case of faulty performance only if CEVA deviates from the procedure of the Call for Offer which is permitted by the authorities during the removal and processing of acid tar and as a result MOL shall be obliged to pay environmental fine due to CEVA's fault. The faulty performance occurs if the resolution imposing the fine shall become final following exercising all available defenses;

         12.1.3            Cancellation

                           In case any of the parties cancel the Agreement under
                           11.4 or 11.5.

12.2     The basis of the penalty

         The penalty is based on the stipulated compensation hereof. The basis of the Calculation of the penalty is the amount established by multiplying the service fee with the quantity of the acid tar and/or maleic acid effected by the delay in performance or faulty performance.

12.3     The amount of penalty

         (i) In case of delay in performance the amount of the penalty is 1% of the service fee monthly calculated based on the amount of the quantity of acid tar and maleic acid not processed according to the time schedule of this Agreement during the time period of the delay.

         (ii) In case of faulty fulfilment the amount of penalty is equal to the fine imposed against MOL and it shall be due when the judgment becomes final.

         (iii) In case of cancellation 1% of the entire service fee taking into consideration the quantity as determined in Section B.

13.      FORCE MAJEURE

13.1 In the case of the non-performance of the obligations originating from this Agreement, the parties shall only be exempted from liability to the extent and up to the period until fulfilment is considerably prevented or made impossible by war, civil revolt, natural catastrophe or other emergency.

         In the event of a force majeure arising at any time prior to the minimum amount offered by CEVA having been processed by CEVA and either being of a permanent and irreversible nature or, if not, then continuing in existence for at least 3 months and which in either case, has the effect of (i) rendering CEVA unable to provide services as required by MOL; or (ii) rendering MOL unable to utilise or engage the services, then MOL will indemnify and reimburse CEVA in respect of an amount equal to the aggregate of (i) the difference between the initial capital cost or value of CEVA's equipment acquired by CEVA for the purpose of providing the Services and the book value of such equipment at the date upon which such force majeure occurs and (ii) and amount equal to 30% of such book value in respect of CEVA's associated indirect costs. For this purpose force majeure shall include, without limitation, withdrawals of relevant environmental consents or approvals and closure of the Power Station and other events (beyond CEVA's control) making it impossible for CEVA to sell Supplemental Fuel to the Power Station, but shall exclude normal winter or other programmed interruptions.

13.2     Liability for damages caused by explosives

         In case any war explosive shall be found on the work area handed over by MOL any costs and damages in any property and/or in human life related to it shall be borne by MOL. CEVA shall bear all responsibility regarding and direct and indirect damages exclusively for the U.S. citizens employed by it.

14.      OTHER EXPENSES

         Parties agree that CEVA shall transport the necessary equipments to the processing of acid tar and maleic acid to the site in connection with which CEVA shall have US$120,000 cost (the "Service Cost") described in the proposal accepted by MOL which cost was not taken into consideration during the establishment of the service fee.

         CEVA is obliged to certify the origin of the expenses with the relevant documents. CEVA shall charge the certified costs to MOL by November 30, 1996 the latest. MOL shall compensate CEVA for any certified Service Costs.

         The costs that appear on the certified bills paid and certified in US$ shall be paid in US$. Any expenses occurred in Hungary plus VAT shall be calculated and paid in HUF.

         Parties agree that in case CEVA shall enter into an agreement with MOL regarding the processing of acid tar and other oil waste material - to at least 40,500 metric tons during 1997 in accordance with II/13 of the proposal, the service fee will be proportionately reduced with the above mentioned costs.

         At the accounting of the reduction the Service cost if it is paid in USD shall be taken into account according to the relevant mid-exchange rate of the Hungarian National Bank, however the Service Costs paid in forints shall be taken into consideration with an increase by 25% per year from the date of MOL's performance based on this Agreement until the date when the reduction shall occur.

15.      GOVERNING LAW

         This Agreement will be governed by the laws of Hungary.

16.      DISPUTES

         Parties agree that they will first try to settle their legal disputes arising out of this Agreement in a peaceful manner. If a mutually acceptable agreement cannot be reached within a reasonable period of time in such manner, the parties will submit themselves to the exclusive competence of Metropolitan Court of Budapest with respect to all legal disputes falling on the jurisdiction of county court under the then prevailing Code for Civil Proceedings, while in all matters the then prevailing Code for Civil Proceedings refers to the jurisdiction of the local court, the parties submit themselves to the exclusive competence of the Pest Central District Court.

17.      LANGUAGES

         This Agreement and any amendments or other modifications hereof shall be executed both in English and in Hungarian language and in case of any dispute the Hungarian version shall prevail.

18.      ENTIRE AGREEMENT

         This Agreement, its attachments and the agreements with the sites contain the entire agreement. The parties expressly agree, that CEVA's proposal submitted on July 24, 1996 accepted by MOL and its supplements attached as Appendix 8 constitutes the part of the Agreement between the parties if there is no explicit contradiction in their content and its provisions shall have full force between the parties regarding all issues not stipulated in this Agreement.

19.      CONFIDENTIALITY

         The terms and conditions of this Agreement are confidential and neither party may publish any details of this Agreement to the press, to the radio or to television without the prior written approval of the other party.

         The parties shall not publish any information regarding the technology or the nature of the materials to a third party regarding this agreement.

This Agreement was executed by the parties after reading and understanding all of its provisions, as in harmony with their will.

Szazhalombatta, September 24, 1996

MOL HUNGARIAN OIL AND GAS CO. RT.
         REFINING AND MARKETING DIVISION

By s/s Dr. Gergely Janos
   Name: Dr. Gergely Janos
   Title: fejlesztesl-lkutasi lgazgato

CEVA HUNGARY KFT.

By s/s
   Name:
   Title:

CEVA INTERNATIONAL INC.

By s/s Herbert Case

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oro-serv.agr

                                      Exhibit 10.5

                                SERVICE AGREEMENT

which was entered into between the Hungarian Oil and Gas Industrial Company limited by Shares with an address at H-1117 Budapest, Oktober huszonharmadika u. 18. as Customer and CEVA Hungary Kft. with an address at H-1097 Budapest, Illatos ut 7. and CEVA International Inc. with an address at 1967 Highway 27, Suite-32B, Edison, New Jersey, 08817 USA as the Contractors of this Agreement (hereinafter together: CEVA) with the following terms and conditions:

INTRODUCTION

A. On the Nyirbogdany site of MOL approximately 30,000 tonnes acid tar have been accumulated which is listed under "oil refinery waste material" in point 5.4.8 of Appendix 2 of the Government Decree No. 102/1996. (VII.12.) (the 'Decree") and classified as Category II. hazardous material.

B. According to a technical estimate approximately 20,000 tonnes is suitable to produce a liquid alternative waste fuel material called "AF" from the accumulated acid tar with the procedure of CEVA International Inc. and with the procedure elaborated by the local experts which can be used at Cement Factory and other industrial establishments in a closed system in accordance with the Decree.

C. The removal of the acid tar and the production of the "AF" shall take place in the Nyirbogdany plant of MOL, however the use shall occur according to Section 7. The first 2 months period of the use is experimental. Based on this, the users shall apply for a 2 months permit and the maximum quantity belonging to it. Based on the information obtained during this experimental use the proportion and the quantity of the ingredients may change. The contracting parties shall mutually accept and acknowledge this change based on the permit of the authorities. This permits issued by the relevant authorities are attached as Attachment 1/a., b., and c. of this Agreement.

D. MOL shall enter into an agreement with the users of the alternative fuels and CEVA acknowledges the agreements regarding the production of "AF" or the schedule of the users and acts according to MOL's order at all times regarding the producible quantities. The minutes regarding the needs of the users and the agreements are attached as Appendix 2/a., b., and c.

E. MOL owns the acid tar and the "AF" alternative waste fuel material made of it during the entire period of the production and sale.




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1.       CONTRACTING PARTIES

1.1 CEVA Hungary Kft. established in accordance with Act VI of 1988 which is registered under No. 13-09-07-1199/02. with the Metropolitan Court of Registration.

1.2 CEVA International Inc. registered under the laws of the United States which partly owns CEVA Hungary Kft.

1.3 The Hungarian Oil and Gas Industrial Company Limited by Shares which is registered under no. 01-10-041683 with the Metropolitan Court of Registration.

1.4 The following persons are entitled to act on behalf of the contracting parties:

         MOL Rt.                                      Dr. Lengyel Jeno
                                                      Dr. Janos Gergely

         CEVA Hungary Kft.                            Janos Soos

         Regarding the site agreements                Tamas Henyusz
                                                      Laszlo Jozsef

2.       THE SUBJECT OF THE AGREEMENT

         CEVA shall produce "AF" based on the governmental permits on the site of MOL in Nyirbogdany from the acid tar as determined in Section B and it shall use acid tar based on the process description and recipe attached as Appendix 4 to this Agreement, thereby it meets the quantity-requirements of the users.

3.       THE CONDITIONS OF THE PERFORMANCE OF THIS AGREEMENT

3.1      Governmental permits

         CEVA shall start the performance of this Agreement only after obtaining the relevant environmental and other governmental permits. It shall participate in obtaining the relevant permits in order to ensure the aforementioned.

         MOL shall ensure that nothing interrupts the performance of the work including obtaining of the relevant permits. The relevant permits shall be attached to this Agreement and constitute the appendix to it (as Appendix 1/a., b., and c.) issued by local authorities at the site.






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4.       CEVA'S RIGHTS AND OBLIGATIONS

4.1 CEVA's obligations before the recovery of acid tar:

         4.1.1 CEVA shall comply with the rules of government Decree No. 102/1996. (VIII.12.) regarding the treatment and transportation of the materials subject of this Agreement.

         4.1.2 CEVA shall bring the equipments, materials and the machinery to the site according to the preliminary discussions with MOL's site manager.

         4.1.3 CEVA shall provide its demands in writing regarding the site until the execution of agreement with the site but the latest until September 15, 1997.

4.2      CEVA's obligations following commencing the performance:

         4.2.1 CEVA shall measure the materials shipped to the recovery and processing location at the Nyirbogdany factory of MOL. CEVA shall measure materials to be shipped in accordance with the quality requirements agreed upon by the user. MOL shall certify the "AF" with a certificate of quality according to the standard analysis of the MOL laboratory.

         4.2.2 CEVA shall comply with the relevant environmental, safety, labour safety and accident prevention rules and orders of the site and it shall also ensure that its subcontractors observe the above mentioned rules as well. CEVA shall inform MOL about any requested data of its subcontractors.

         4.2.3             CEVA shall keep a log-book  during the performance of
                           the  work  under  this   Agreement.   The   following
                           information shall be included in the log-book:

                 (i)              the date of handing over the work area;

                 (ii) the quality and quantity of the materials transported in accordance with the relevant parameters;

                 (iii)            the quality and quantity of the
                     materials transported out according to
                            the relevant parameters;

                 (iv) any extraordinary events occurred during the performance of the work;

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                 (v)              any circumstances preventing the
                                  performance of the work;

                 (vi)             the time of starting and finishing the
                                  work daily;

                 (vii)            names of the workers; and

                 (viii)           the performed activity.

         4.2.4 The parties will enter into a separate agreement in respect of compensations with the site at the handing-over of the work-site. CEVA shall pay for the services ordered by it and performed by MOL in accordance with the site (Appendix 5).

         4.2.5 CEVA shall surround the work area with a visible warning-ribbon. CEVA shall place warning signs on the work area and it shall arrange guarding the work area within the designated area. CEVA shall remove any contamination of the road caused by it immediately.

         4.2.6 CEVA shall neutralize the waste water produced during the removal of acid tar (pH 5-8) and drain it according to the waste water capacity of the site following the gravitational separation.

4.3      CEVA's rights:

         4.3.1 CEVA is entitled to review and make copies of all relevant authority and other data regarding the disposal of the acid tar and other data, description, information and other documents relevant to the performance of this Agreement in accordance with the relevant rules of MOL.

         4.3.2 CEVA shall obtain all reasonable assistance from MOL to perform its obligations under this Agreement.

5.       MOL'S RIGHTS AND OBLIGATIONS

5.1 Mol's obligations before the commencing of CEVA's activities:

         5.1.1 MOL shall designate the necessary area - where the removal of acid tar and the production of the alternative fuel shall occur - for the performance of the work and hand it over to CEVA in proper condition within 30 days from the date determined by CEVA according to Section 4.1.3. MOL shall

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                hand over the work area with a Handover Protocol
                             to CEVA. (Appendix 6).

         5.1.2 MOL shall create a waste water channel or receiver at the border of the work area which is suitable for receiving the removed and decontaminated waste water.
                           MOL shall provide two containers with the satisfactory measurements to the decontamination of the acidic water to CEVA.

         5.1.3 MOL shall ensure the necessary electric energy with proper connector at the border of the work area as designated by CEVA. CEVA shall pay for the electric energy according to the agreement with the site. (Appendix 5).

         5.1.4 MOL shall inform CEVA, its subcontractors and its employees regarding the rules in connection with safety, labour protection and environmental protection and deliver it in writing. The written rules are attached as Appendix 7.

         5.1.5 MOL shall permanently ensure the use of proper social areas to the employees of CEVA.

5.2      MOL's obligations after the commencing of CEVA's activities:

         5.2.1 MOL shall ensure that all employees of CEVA that had been reported previously to MOL have access to the work area 24 hours a day including weekends and holidays in accordance with the preliminary report of CEVA regarding the number of employee.

         5.2.2 Exclusively authorized employees of MOL shall be allowed to enter into the work area following the handing-over of the work area.

5.3      MOL's rights following the handing over of the work area:

         5.3.1 MOL is entitled to monitor CEVA's activity permanently and is entitled to write any remarks in CEVA's log book through its appointed representative.

         5.3.2 MOL is entitled to temporarily limit CEVA's activity if there is any safety, personnel or property protection or environmental protection reason for such limitation.




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         5.3.3             MOL is entitled to measure  the  received,  recovered
                           and dispatched materials after each shipping, to remove a sample from the materials in order to
                           establish   its   quality   and  to   review   CEVA's
                           certificate of quality.

6.       DEFINITION AND STORING OF FOREIGN MATERIALS

         The parties agree that they consider all materials that are not derived from acid tar (construction debris, metal. barrel, packing materials or such materials which were not created during refinery technologies) using treatment material. CEVA shall separately store the above determined foreign material on the work area in accordance with the agreement with the site manager in a container provided by MOL.

7.       TIME AND PLACE OF PERFORMANCE

         The alternative fuel called "AF" - made of acid tar shall be produced in MOL's factory in Nyirbogdany.

         In accordance with Section B CEVA shall commence the production of the alternative fuel from acid tar at the latest by October 30, 1997 on the place of performance stipulated in this Agreement and shall finish it by June 30, 2000 if the governmental permits are available within this time period. CEVA agrees that it shall produce the above mentioned alternative fuel continuously - according to the needs of the users in accordance with the permits as listed in Appendix 1 or the Introduction.

         Anticipated users:

         -        Sajobabony Chemical Plant                  8,000 tonnes/year
         -        ICN tiszavasvari                           8,000 tonnes/year
         -        Nyirbogdany                                5,000 tonnes/year

8.       SERVICE FEE

         The service fee is established based on the quantity of the removed acid tar according to the measuring at designated the site. The fee for the processing of the measured removed acid tar and the AF is 169 USD/tonne + VAT, additional expenses cannot be charged to MOL regarding the establishing and operating the service.

         The service fee shall not include the shipping costs and the costs of the type of supplemental hydrocarbon based materials used to the processing of the alternative fuel and the shipping costs of the "AF" these shall be stipulated in a separate agreement (MOL and the users).

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         The fee for the  decontamination  of the acidic waste water  originated during the removal of acid tar is 18 USD/m3.

         The service fee is charged in USD and the issuance of the bill will reflect this. MOL shall pay the bill plus VAT based on the Hungarian forint equivalent of the service fee calculated the working mid-rate of the Hungarian National Bank on the last working day of the previous month.

9.       CONDITION OF PAYMENT

9.1 The basis for the issuance of the service bill is the quantity of the removed acid tar as established in Section 8. The condition of the acceptance of the bill is that the designated site manager of MOL certifies the fulfilment of the performance and the user accepts the "AF".

9.2 MOL shall transfer the payment within fifteen (15) days from the date of the receipt of CEVA's bill to bank account no.10103104-39563222-00000000 at Budapest Bank Rt. MOL is obliged to pay late payment fee in case of delay in payment. The amount of the late payment charge is equal to the base interest rate of the Hungarian National Bank+ 10%.

9.3 Parties agree that the service is indivisible, however CEVA is entitled to submit bills on a weekly basis based on the quantity of the removed acid tar.

9.4 The financial arrangement regarding any intellectual property rights arising during the production of acid tar as indicted in Section B is included in the service fees of CEVA (Point 8) or CEVA shall arrange it. Payment is due quarterly.

9.5 CEVA acknowledges, that its contracts regarding its intellectual property rights are not confidential and it shall disclose the content of such rights in case of any legal dispute with MOL or with third parties. "Third parties" shall mean the entities with whom CEVA contracted regarding the payment concerning intellectual property right.

10.      BREACH OF CONTRACT

10.1     The parties shall  stipulate the  conditions of the  performance  after
         obtaining  the   governmental   permits,   which  conditions  shall  be
         determined based on the needs of the users.

10.2 If one of the parties is in breach of this Agreement it shall pay compensation and penalty to the other party with the limitations set forth by this Agreement except if it

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         proves that it has performed the obligations  expected from an Economic
         Association in a given similar situation.

10.3 The acceptance of the performance not in full compliance of this Agreement shall not be interpreted as a waiver of any rights arising out of the breach of contract.

10.4 In case CEVA breaches Sections 4.1.1, 4.2.3 or prevent the performance under Section 5.3.3, or if the acid tar as determined in Section B shall not be processed due to CEVA's fault within 30 days from the deadline, MOL is entitled to terminate this Agreement as a result of which it will cease to be in force on the tenth (10.) day following the termination notice. In case of termination the parties shall settle any outstanding debts owed towards each other.

10.5 In case CEVA shall not perform its obligations due to MOL's fault, CEVA is entitled to cancel the Agreement after November 1, 1997. In case of cancellation by CEVA the Agreement ceases to be in force from the date of the receipt of the cancellation. In case of cancellation the parties shall settle any outstanding debts owed towards each other.

11.      PENALTY

11.1 The defaulting party shall pay a penalty if any of the following occurs:

         11.1.1            Delay in performance

                           In case CEVA is in delay, it shall penalty if the performance does not occur within 10 days from the receipt of the notice requesting performance and in case of MOL it shall pay penalty from the following day of the last day of the payment deadline.

         11.1.2            Faulty performance

                 Faulty    performance   occurs  if  CEVA   deviates   from  the
                           procedure which is permitted by the authorities during the removal and processing of acid tar and as a result MOL shall be obliged to pay environmental fine due to CEVA's fault. the faulty performance occurs if the resolution imposing the fine shall become final following exercising all available defense;

         11.1.3            Cancellation

                 In case any of the parties cancel the Agreement
                               under 10.4 or 10.5

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11.2     The basis of the penalty

         The penalty is based on the stipulated compensation hereof. The basis of the calculation of the penalty is the amount established by multiplying the service fee per tonnes with the quantity of the acid tar effected by the delay in performance or faulty performance.

11.3     The amount of penalty

         In case of delay in performance the amount of the penalty is 1% of the service fee monthly calculated based on the amount of the quantity of acid tar not processed during the time period of the delay.

         In case of faulty fulfilment the amount of penalty is equal to the fine imposed against MOL and it shall be due when the resolution becomes final.

         In case of cancellation 1% of the entire service fee taking into consideration the quantity as determined in Section B.

12.      FORCE MAJEURE

12.1     Force Majeure

         In the case of the non-performance of the obligations originating from this Agreement, the parties shall only be exempted from liability to the extent and up to the period until fulfilment is considerably prevented or made impossible by war, civil revolt, natural catastrophe or other emergency. The scheduled interruptions or the regular winter break or the limits set forth in the agreements mentioned in Section D. shall not fall under this provision.

12.2     Liability for damages caused by explosives

         In case any war explosive shall be found on the work area handed over by MOL any costs and damages in any property and/or in human life related to it shall be borne by MOL. CEVA shall bear all responsibility regarding and direct and indirect damages exclusively for the U.S. citizens employed by it.

13.      OTHER MISCELLANEOUS

         The contracting parties shall have separate negotiations regarding the plant prior the demolishing at the end of the production of "AF".




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14.      GOVERNING LAW

         This Agreement will be governed by the laws of Hungary.

15.      DISPUTES

         Parties agree that they will first try to settle their legal disputes arising out of this Agreement in a peaceful manner. If a mutually acceptable agreement cannot be reached within a reasonable period of time in such manner, the parties will submit themselves to the exclusive competence of Metropolitan Court of Budapest with respect to all legal disputes falling on the jurisdiction of county court under the then prevailing Code for Civil Proceedings, while in all matters the then prevailing Code for Civil Proceedings refers to the jurisdiction of the local court, the parties submit themselves to the exclusive competence of the Pest Central District Court.

16.      LANGUAGES

         This Agreement and any amendments or other modifications hereof shall be executed both in English and in Hungarian language and in case of any dispute the Hungarian version shall prevail.

17.      entire agreement

         This Agreement, its attachments and the agreements with the sites contain the entire agreement.

         This Agreement is valid only together with its attachments.

18.      CONFIDENTIALITY AND GOODWILL CLAUSE

         The terms and conditions of this Agreement are confidential and neither party may publish any details of this Agreement to the press, to the radio or to television without the prior written approval of the other party.

         The parties shall not disclose any information regarding the technology or the nature of the materials to a third party regarding this Agreement.

         CEVA  shall  keep  the   information   indicated   in  Section   4.3.1.
         confidential and shall use such information only with the consent of MOL on other work sites during a technological operation.

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This Agreement was executed by the parties after reading and  understanding  all of its provision, as in harmony with their will.

Budapest, ____________, 1997

MOL



By__________________________
Name:
Title:



CEVA



By__________________________
Name:
Title:






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oro-ser2.agr

                                                        12

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                                      Exhibit 10.6


                               GUARANTEE AGREEMENT

THIS AGREEMENT is made on June 5, 1998

BETWEEN

     CEVA International, Inc., a Delaware corporation, having its principal address at 380 Foothill Road, Bridgewater, 08807 U.S.A. (the "Guarantor") and

CEVA Hungary Ltd., a Hungarian company with limited liability, having its principal address at Illatos u 7, H-1097 Budapest, Hungary (the "CEVA Hungary Ltd.").

                                    RECITALS

A. WHEREAS, the ministry of Environmental Protection and Region Development (the "Ministry") have entered into a support contract on May 27, 1998 (Contract No.21197) with Budapest XVIII district Pestszentlorinc-Pestszentimre Municipality (the "Municipality")(1184 Budapest, Ulloi street 400) regarding the treatment of the contaminated ground and ground water on the site of Szent Laszlo street 2 in XVIII district Budapest (the "Support Contract").

B WHEREAS, the municipality has won HUF 180,000,000 (Hungarian Forints One Hundred Eighty Million) non-refundable support and HUF180,000,000 (Hungarian Forints One Hundred Eighty Million) refundable support from the Central Environmental Protection Fund (the "Fund").

C. WHEREAS, the refundable support of HUF 180,000,000 (Hungarian Forints One Hundred Eighty Million) shall be repaid to the Fund by the Municipality until October 30, 2002.

D. WHEREAS the Municipality is entered into a contract on January 16, 1998 for work with ELGOSCAR International Hungarian-American Environmental Protection and Engineering Ltd. (Columbus street 17-23, H-1145 Budapest), GENDER Budapest Ltd. (Ulloi ut 259, H-1191Budapest) and CEVA Hungary Ltd as entrepreneurs regarding the treatment the contaminated ground and ground water on the site of Szent Laszlo street 2 in XVIII district Budapest (the "Budapest District XVIII-Contract").

E. WHEREAS, CEVA Hungary Ltd and the Municipality entered into a contract on January 22, 1998 regarding the assumption of debt, based upon CEVA Hungary Ltd undertook the repayment obligation HUF 180,000,000
         (Hungarian Forints One Hundred Eighty Million) (the "Refundable Support") of the Municipality in favour of the Fund.

F. WHEREAS, CEVA Hungary Ltd. wishes to consign the Guarantor to issue a guarantee and the Guarantor wishes to issue a guarantee under the terms and conditions set forth below the Guarantee.

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IT IS AGREED as follows:

i.       DEFINITIONS AND INTERPRETATIONS

1.1      Definitions

In this agreement the following terms have the meaning given to them in this clause 1.1.

"Budapest District XVIII-Contract" shall have the meaning ascribed thereto in Recital D;

"Business Day" shall mean the banking days in Hungary;

"CEVA Account" shall have the meaning ascribed thereto in Section 2.7 hereof;

"Default Interest"shall have the meaning ascribed thereto in section 3.5 hereof;

"Event of Default"shall have the meaning ascribed thereto in Section 7.2 hereof;

"GARE-Contract" shall mean the contract between CEVA Hungary Ltd. and Budapest Vegyimuvek Rt. relating to cleaning of the ground of the total 8,500 tonnes for an aggregate fee of HUF 127,750,000.

"GARE-Project" shall mean the development and fulfilment of the GARE-Contract.

"Guarantee" shall mean the unconditional guarantee to be issued to the Ministry by the Guarantor in the form and under the terms and conditions set forth in Annex;

"Guarantor Account" shall have the meaning ascribed thereto in section
 2.6 hereof;

"Guarantee Amount" shall have the meaning ascribed thereto in section
 2.2 hereof;

"Guarantee Fee" shall have the meaning ascribed thereto in section 2.3 hereof;

"Interest" shall have the meaning ascribed thereto in Section 3.4 hereof;

"Loan" shall have the meaning ascribed thereto in Section 3.1 hereof;

"Maturity Date" shall mean the date which is at least a 30 days period following the request of the Guarantor towards CEVA Hungary Ltd. to repayment of the Loan and which will be due on the 30th day at 24.00 houres, unless otherwise agreed by the parties.

1.2      Headings

Headings have been inserted in this Agreement for convenience only and shall not affect the construction or interpretation hereof.

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2.       GUARANTEE

2.1      Guarantee

The Contracting Parties agree that at the request and for the account of CEVA Hungary Ltd. the guarantor shall issue at the date hereof of the Guarantee to Ministry in order to provide a security for the repayment obligation of the Refundable Support by CEVA Hungary ltd. in favour to the Ministry. Under the terms and conditions of this Agreement Guarantor shall make payment in the aggregate amount of the Guarantee Amount pursuant to the claim for the Guarantee in the event also if CEVA Hungary Ltd. fails to transfer the necessary amount to the Guarantor account in accordance with section 2.5 below in due time.

2.2      Terms of the guarantee

The Guarantee shall be issued in the form and under the terms and conditions agreed in the Annex hereto. The terms of the Guarantee shall include, among others but without limitation of the forgoing, that the Guarantee to be issued
(i) for a total aggregate amount of HUF 180,000,000(Hungarian Forints One Hundred Eighty Million)(the "Guarantee Amount") and it can be claimed solely up to this amount and (ii) the Guarantee shall be valid and effective from the date hereof until November 30, 2002 unless the Support contract ceases before this date. After this date the payment obligation of the Guarantor under the Guarantee expires without any termination or any other declaration.

2.3      The guarantee Fee and costs

CEVA Hungary Ltd. shall pay to the Guarantor 2.5% (two point five per cent) p.a. interest as guarantee fee for the total Guarantee Amount for every year effective from the date hereof and continuing for the next consecutive years until 2002 (the "Guarantee Fee"). The Guarantee Fee shall be paid at the execution of this Agreement and thereafter not later than January 15 of the respective year to the account designated by the Guarantor upon receipt an invoice.

In addition hereto CEVA Hungary Ltd. shall pay and reimburse all reasonable and verified expenses, costs and fees of the Guarantee incurred or will be incurred during this Agreement.

2.4      Guarantor right for reclaim

Should the guarantor make payment pursuant the Guarantee the Guarantor shall have the right to demand the not transferred amount pursuant section 2.5 from CEVA Hungary Ltd. Any losts of the currency exchange risk or other risk shall be borne solely by CEVA Hungary Ltd.

2.5      CEVA Hungary Ltd. pre-payment obligation

The Contracting Parties agree that should the Guarantor make a payment pursuant a demand under the Guarantee CEVA Hungary shall pay the requested amount, referred to in the notice, to the Guarantor Account within 2 (two) days from the receipt of such a request of the Guarantor. Should the CEVA Hungary Ltd. pay any amount in accordance with section 2.6 below to the Guarantor Account, its payment obligation towards the Guarantor reduces accordingly.

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2.6      Guarantor Account

The Guarantor shall open a separate account (the"Guarantor Account") in order to provide a fund for its payment obligation as follows: CEVA Hungary shall pay the following amounts to the Guarantor Account: (1) 3rd quarter of 1998 HUF 20 Million; (2) 4th quarter of 1998 HUF 15 Million; (3) 1st quarter of 1999 HUF 18 Million; (4) 2nd quarter of 1999 HUF 14 Million; (5) 3rd quarter of 1999 HUF 23 Million.

The total amount referred to in the previous sentence shall be credited at the Guarantor Account on the 10th days of the respective quarter. In case of delay the provisions of the section 7.1 shall be applied accordingly.

2.7      CEVA Account

CEVA Hungary shall open a separate account with co-signature and authorization of the representative of the Guarantor (the "CEVA Account") and keep unbroken the amounts at the CEVA account in order to provide an appropriate fund for its payment obligation towards to the Guarantor and to the Ministry. CEVA Hungary shall pay the following amounts to the CEVA Account: (1) 3rd quarter of 1998 HUF 10 Million; (2) 4th quarter of 1998 HUF 18 Million; (3) 2nd quarter of 1999 HUF 5 Million; (4) 3 rd quarter of 1999 HUF 12 Million; (5) 4th quarter of 1999 HUF 25 Million; (6) 1st quarter of 2002 HUF 20 Million.

The second paragraph of the section 2.6 shall be applied.

2.8      Loan

The Contracting Parties agree that should the Guarantor make payment pursuant to the Guarantee and this amount exceeds the amount held and credited on the Guarantor Account the difference between these amounts shall be deemed as a loan between the Guarantor and CEVA Hungary Ltd. The terms and conditions of this loan are set forth in section 3 below.

2.9      Repayment of the amount from the Guarantor Account

The Guarantor shall pay the amount held on the Guarantor Account to the Fund on October 30, 2002 provided that (i) CEVA Hungary Ltd will confirm in written form to the Guarantor that HUF 90 Million was already paid to the Fund and (ii) no claim or demand was made pursuant to the Guarantee.

3.       LOAN

3.1      Loan

Subject to and in accordance with the terms and conditions hereinafter provided, the outstanding amount referred to in Section 2.7 above shall be deemed and handled as a loan between CEVA Hungary Ltd. as borrower and the Guarantor as lender (the "Loan").



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3.2      Purpose of the Loan

The proceeds of the Loan shall be used exclusively to the financing of the Refundable Support.

3.3      Disbursement of the Loan

Guarantor shall disburse the proceeds of the amount of the Loan directly to the Ministry pursuant its demand for the guarantee.

3.4      Interest

Except in the event of failure by the CEVA Hungary Ltd. to make payment to the Guarantor when due in accordance with the terms hereof, the CEVA Hungary Ltd. shall pay interest to the Guarantor corresponding the rate of the basic rate of the Hungarian National Bank plus ten percent (10%) per annum on the total amount of the Loan (the "Interest"). Interest shall be calculated on the basis of a three hundred and sixty (360) day year, but shall accrue in respect of the actual number of days elapsed.

3.5      Default interest

The CEVA Hungary Ltd. shall pay, in the event of failure by the CEVA Hungary Ltd. to make a payment to the guarantor when due in accordance with the terms hereof, default interest at the rate of additional five percent (5%) per annum to the Interest on the amount of such payment from the date when such payment was due ("Default Interest"). Default Interest shall be calculated according to clause 3.4.

3.6      Maturity and Repayment

The full principal amount of the Loan and the Interest, together with all other amounts payable or owing hereunder in respect of the Loan, shall be paid by the CEVA Hungary Ltd. to the Guarantor on the Maturity Date, unless otherwise agreed by the parties.

4.       SECURITY IN FAVOUR OF THE GUARANTOR

         As continuing security for the performance of all of the obligations of the CEVA Hungary Ltd towards the Guarantor pursuant to this Agreement and in particular the repayment of the Guarantee and the Loan, in principal, interest, costs and accessories the CEVA Hungary Ltd. hereby assign in favour of the Guarantor all incomes and other rights arising from the GARE-Contract and Budapest District XVIII-Contract. CEVA Hungary Ltd. hereby authorises the Guarantor that the Guarantor may inform Budapest Vegyimuvek Rt and/or the Municipality on behalf of and in the name of CEVA Hungary Ltd. at any time on this assignment.






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5.       REPRESENTATIONS AND WARRANTIES

5.1      Representations and Warranties

The CEVA Hungary Ltd hereby represents and warrants in favour of the Guarantor that:

(i) the CEVA Hungary Ltd was duly incorporated and organized in virtue of the laws of the Republic of Hungary, and is presently in good staying with full power and authority to carry on the business carried on by it, to own all of its properties and assets, and to execute this Agreement and perform its obligations hereunder, and the execution of this Agreement and the performance of its obligations hereunder have been duly authorised by all necessary corporate actions.

(ii) this Agreement constitutes legal, valid and binding obligations of the CEVA Hungary Ltd;

(iii) there is no action, suit, proceeding, judgement or aware pending, outstanding or, to the best of the CEVA Hungary Ltd, threatened against the CEVA Hungary Ltd. in any court or before any governmental body or any arbitration tribunal which, if decided adversely to the CEVA Hungary Ltd., would have a materially adverse effect upon the business, operations, properties, assets or financial conditions of the CEVA Hungary Ltd;

(iv) all information provided to the Guarantor by the CEVA Hungary Ltd. in connection with the Guarantee and the Loan was true and accurate in all material respects as at the date such information was provided, and there have been no material adverse changes to such information since that time to the best knowledge of the CEVA Hungary Ltd.;

5.2      Changes to Representations and Warranties

The CEVA Hungary Ltd. undertakes to notify the guarantor immediately forthwith of any change in the forgoing representations and warranties.

5.3      Effect of the Representation

CEVA Hungary Ltd. hereby declares that the representations and warranties given to the Guarantor herein shall be valid, effective and binding on itself throughout the period while this Agreement is in effect.

6.       UNDERTAKING OBLIGATIONS AND COVENANTS OF THE CEVA
         HUNGARY LTD.

6.1      Notification to National Bank of Hungary

Within eight (8) days of the effective date of the Loan, the CEVA Hungary Ltd. shall notify the National Bank of Hungary of the Loan in the required form and terms and conditions.




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6.2      Further Actions

The CEVA Hungary Ltd. shall, upon request of the Guarantor, take all such further actions and provide and deliver all such documents and instruments as may be required in order to give full effect to this Agreement or to realise upon any security which may be held by the Guarantor in connection with the Guarantee and Loan.

7.       DEFAULT

7.1      Default

The CEVA Hungary Ltd. shall be default hereunder should any of the following events (each an "Event of Default") occur:

(i) failure by the CEVA Hungary Ltd. to make, when due, any payment required to be made hereunder;

(ii) failure by the CEVA Hungary Ltd. to comply with any of its obligations or undertakings hereunder;

(iii) the material falsehood or inaccuracy of any representation or warranty or statement made in this Agreement, or the omission of any material information having the effect of rendering any such representation, warranty or statement misleading in any manner;

(iv) any change in the financial condition or in the business operations of the CEVA Hungary Ltd. which constitutes, in the reasonable opinion of the Guarantor, a material adverse change;

(v) the initiation by or against the CEVA Hungary Ltd. of any action or proceedings in respect of winding-up, bankruptcy or liquidation, the adjudication of the CEVA Hungary Ltd. as bankrupt or insolvent, the admission in writing by the CEVA Hungary Ltd. of its inability to pay its debts as they become due or its insolvency or bankruptcy, or the making by the CEVA Hungary Ltd. of an assignment or any proposal for the benefit of its creditors under any applicable insolvency legislation;

(vi) the occurrences in respect of the CEVA HUNGARY Ltd. of any of the events set out in the articles 524(i) or 525 of the Hungarian Civil Code.

7.2      Recourses of the Guarantor

Upon the occurrences of an Event of Default, the Guarantor may (in addition to and without prejudice to all other rights and recourses herein or by the law provided) demand the immediate repayment of all sums then outstanding under the terms of this Agreement, in principal, interest, costs and accessories, including but not limited to any amount which shall be paid under the Guarantee.

8.       GENERAL

8.1      Severability

If any provision of this Agreement is declared or becomes invalid, illegal or unenforceable, in whole or in part, then the validity and enforceability of the remaining provisions shall continue in full force, unaffected.

8.2      Amendment or Modification

This Agreement may only be amended or modified by written instrument duly executed by each of the parties hereto.

8.3      Entire Agreement

This Agreement constitutes the entire agreement between the parties concerning the subject matter hereof and supersedes all prior agreements and undertakings.

8.4      Notices

All notices required or permitted to be given under this agreement shall be writing and shall be delivered by personal delivery, by registered or certified mail, return receipt requested, or by facsimile to the following addresses:

(i)      to the Guarantor at:

CEVA INTERNATIONAL, INC.
380 Foothill Road
Bridgewater 08807
attn: Herbert J. Case, Jr.
Director
facsimile: + 1 908 231 9099


(ii)     to the CEVA Hungary Ltd. at

CEVA HUNGARY LTD.
Illatos u. 7, H-1097 Budapest, Hungary
attn; Mr. Janos Soos
Managing Director
facsimile: +36 1 280 14 49

or such other address as a party may from time to time designated by written notice to the other in accordance with the procedures described above. Any notice given in accordance with this provision shall be deemed to be received upon the date actually received if delivered by personal delivery, registered or certified mail, and upon the next following Business Day if delivered by facsimile.

8.5      Language

At the request of the parties, this Agreement has been executed in the English and Hungarian language, and in case of dispute the Hungarian version shall prevail.

8.6      Governing law

This Agreement shall be governed by and interpreted in accordance with the laws of the Republic of Hungary.

8.7      Dispute Resolution

Any dispute arising in connection with this Agreement or the Loan which can not amicable resolved shall be referred to exclusive, final and binding arbitration by the Permanent Court of Arbitration organized under the auspices of the Hungarian Chamber of Commerce and Industry acting in accordance with its rules. The arbitration shall be fluent in both Hungarian and English.

IN WITNESS WHEREOF, the parties have executed this agreement as with harmony with their will of the date first above written.


CEVA INTERNATIONAL, INC.



/s/Herbert J. Case, Jr.
Name: Herbert J. Case, Jr.
Title:   Director


CEVA HUNGARY LTD.


/s/ Janos Soos
Name: Janos Soos
Title:   Managing Director

Annex:

The Guarantee








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guar-hun

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